UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: November 7, 2023
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the Third Quarter 2023 Report of UBS AG,

which appears immediately following this
page.

UBS AG
Third
quarter
2023
report

Corporate calendar UBS AG
Publication of the fourth quarter 2023 report

Tuesday,

6 February 2024
Publication of the Annual Report 2023

Thursday, 28 March 2024

Publication of the first quarter 2024

report

Tuesday,

7 May 2024
Publication dates of future quarterly and annual reports

and results are made available as
part of the corporate calendar of UBS AG

at ubs.com/investors.
Contacts
General inquiries
ubs.com/contact
Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888
Singapore +65-6495 8000
Investor Relations
UBS’s Investor Relations team
manages relationships with
institutional investors, research
analysts and credit rating agencies.

ubs.com/investors
Zurich +41-44-234 4100
New York +1-212-882 5734
Media Relations
UBS’s Media Relations team manages
relationships with global media and
journalists.
ubs.com/media
Zurich +41-44-234 8500
mediarelations@ubs.com
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ubs-media-relations@ubs.com
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mediarelations@ubs.com
Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com
Imprint
Publisher: UBS AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2023. The key symbol and UBS are among

the registered and unregistered
trademarks of UBS. All rights reserved.
1.
UBS AG
4
Recent developments
6
UBS AG consolidated performance
2.
Business divisions and

Group Items
13
Global Wealth Management
15
Personal & Corporate Banking
17
Asset Management
19
Investment Bank
21
Non-core and Legacy
22
Group Items
3.
Risk, capital, liquidity and funding,
and balance sheet
24
Risk management and control
30
Capital management
37
Liquidity and funding management
38
Balance sheet and off-balance sheet
4.
Consolidated

financial statements
42
UBS AG interim consolidated financial
statements (unaudited)
Appendix
72
Alternative performance measures
76
Abbreviations frequently used in
our financial reports
78
Information sources
79
Cautionary statement

UBS AG third quarter 2023 report

Terms used in this report, unless the context requires otherwise
“UBS,” “UBS Group,” “UBS Group

AG consolidated,” “Group,”

“the Group,” “we,” “us”

and “our”
UBS Group AG and its consolidated subsidiaries
“UBS AG” and “UBS

AG consolidated”

UBS AG and its consolidated subsidiaries
“Credit Suisse AG” and “Credit

Suisse AG consolidated”
Credit Suisse AG and its consolidated subsidiaries
“Credit Suisse Group“ and “Credit Suisse Group

AG consolidated”
Pre-acquisition Credit Suisse Group
”Credit Suisse”

Credit Suisse AG and its consolidated subsidiaries,

Credit Suisse
Services AG and other small former Credit Suisse Group

entities now
directly held by UBS Group AG
“UBS Group AG” and “UBS

Group AG standalone”

UBS Group AG on a standalone basis
“Credit Suisse Group AG” and

“Credit Suisse Group AG standalone”
Credit Suisse Group AG on a standalone basis
“UBS AG standalone”

UBS AG on a standalone basis
“Credit Suisse AG standalone” Credit Suisse AG on a standalone basis
“UBS Switzerland AG” and “UBS

Switzerland AG standalone”
UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”

UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and

“UBS Americas Holding LLC consolidated”
UBS Americas Holding LLC and its consolidated subsidiaries
“1m” One million, i.e., 1,000,000
“1bn” One billion, i.e., 1,000,000,000
“1trn” One trillion, i.e., 1,000,000,000,000
In this report, unless the context requires otherwise,

references to any gender shall apply to all genders.
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards or in other applicable regulations. A number of APMs are reported in UBS’s external reports
(annual, quarterly and

other reports). APMs

are used to provide

a more complete

picture of operating

performance
and to reflect

management’s view of

the fundamental

drivers of the

business results.

A definition of

each APM, the
method used to calculate

it and the information

content are presented

under “Alternative performance

measures”
in the

appendix to

this report.

These APMs

may qualify

as non-GAAP

measures as

defined by

US Securities

and
Exchange Commission (SEC) regulations.

UBS AG third quarter 2023 report

UBS AG consolidated key figures
UBS AG consolidated key figures
As of or for the quarter ended

As of or year-to-date
USD m, except where indicated 30.9.23 30.6.23 31.12.22 30.9.22 30.9.23 30.9.22
Results
Total revenues

8,348

8,468

8,078

8,308

25,661

26,838
Credit loss expense / (release)

27

16

7

(3)

80

22
Operating expenses

7,047

6,997

6,282

6,152

21,393

19,644
Operating profit / (loss) before tax

1,275

1,456

1,788

2,159

4,188

7,171
Net profit / (loss) attributable to shareholders

932

1,120

1,518

1,598

3,055

5,566
Profitability and growth
1
Return on equity (%)

7.0

8.0

10.9

11.7

7.4

13.2
Return on tangible equity (%)

8.0

9.1

12.3

13.2

8.3

14.8
Return on common equity tier 1 capital (%)

8.6

10.4

14.3

15.2

9.5

17.7
Return on leverage ratio denominator, gross (%)

3.2

3.3

3.2

3.3

3.3

3.4
Cost / income ratio (%)

84.4

82.6

77.8

74.0

83.4

73.2
Net profit growth (%)

(41.7)

(43.0)

20.9

(25.8)

(45.1)

(3.6)
Resources
Total assets

1,097,536

1,096,318

1,105,436

1,111,926

1,097,536

1,111,926
Equity attributable to shareholders

52,836

52,922

56,598

54,610

52,836

54,610
Common equity tier 1 capital
2

43,378

43,300

42,929

42,064

43,378

42,064
Risk-weighted assets
2

321,134

323,406

317,823

308,571

321,134

308,571
Common equity tier 1 capital ratio (%)
2

13.5

13.4

13.5

13.6

13.5

13.6
Going concern capital ratio (%)
2

17.1

17.0

17.2

18.1

17.1

18.1
Total loss-absorbing capacity ratio (%)
2

33.8

33.0

32.0

32.8

33.8

32.8
Leverage ratio denominator
2

1,042,106

1,048,313

1,029,561

989,909

1,042,106

989,909
Common equity tier 1 leverage ratio (%)
2

4.2

4.1

4.2

4.2

4.2

4.2
Liquidity coverage ratio (%)
3

176.6

170.9

176.6
Net stable funding ratio (%)

121.7

118.2

121.7
Other
Invested assets (USD bn)
1,4,5

4,227

4,310

3,981

3,731

4,227

3,731
Personnel (full-time equivalents)

48,015

47,889

47,628

47,429

48,015

47,429
1 Refer to “Alternative performance

measures” in the appendix to this report for

the definition and calculation method.

2 Based on the Swiss systemically relevant

bank framework as of 1 January 2020.

Refer to
the “Capital management” section of this report for more information.

3 The disclosed ratios represent quarterly averages for the quarters presented and are calculated based on an average of 63 data points in the third quarter of 2023 and 15 data points in the second quarter of 2023. Refer to the “Liquidity and funding management” section of this report for more information.

4 Consists of invested assets for Global Wealth
Management, Asset Management and Personal &

Corporate Banking. Refer to “Note 31 Invested

assets and net new money” in the

“UBS AG consolidated financial statements” section of

the Annual Report 2022
for more

information.

5 Starting with

the second

quarter of

2023, invested

assets include

invested assets

from associates

in the

Asset Management

business division,

to better

reflect the

business strategy.
Comparative figures have been restated to reflect this change.

UBS AG third quarter 2023 report |
UBS AG | Recent developments

UBS AG
Management report
Recent developments
Integration of Credit Suisse
We

aim

to

substantially complete

the integration

for

the

Group

by

the

end

of

2026

and

to

achieve gross

cost
reductions of over

USD 10bn by

that time compared

with the pre-acquisition

2022 combined cost

base of UBS

and
Credit Suisse.

We plan

to merge

UBS AG

with Credit

Suisse AG

and Credit

Suisse (Schweiz)

AG with

UBS Switzerland
AG in

2024 and

to transition

to a

single US

intermediate holding

company in

the first

half

of 2024.

The client
migration to a combined platform for

UBS Switzerland AG and Credit Suisse (Schweiz)

AG is targeted for 2025.

Starting with

the third

quarter

of 2023,

we report

five business

divisions in

line with

International

Financial Reporting
Standards (IFRS),

reflecting the

way we

are

managing our

businesses and

engaging with

clients: Global

Wealth
Management, Personal &

Corporate Banking, Asset

Management, the Investment

Bank, and Non-core and

Legacy.
We separately report Group Items.
›
Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of the UBS Group third quarter 2023 report for more information
Regulatory and legal developments
Introduction of a public liquidity backstop in

Switzerland
In September

2023, the

Swiss Federal

Council adopted

a dispatch

and draft

legislation on

the introduction

of a
public liquidity

backstop (a

PLB) for

systemically important

banks (SIBs).

The proposed

legislative changes

aim to
establish the PLB as part

of ordinary law in order

to enable the Swiss

government and the Swiss

National Bank (the
SNB) to

support an

SIB domiciled

in Switzerland

with liquidity

in the

process of

resolution, in

line with

other financial
centers. The introduction of the PLB

is intended to increase the confidence of

market participants in the ability of
SIBs to be

successfully recapitalized and remain solvent

in a crisis.

Furthermore, the draft legislation

provides that
SIBs

will

pay

the

Swiss

Confederation

an

annual

fee

to

mitigate

a

potential

impact

on

competition

and

to
compensate the Swiss Confederation for its guarantee

to the SNB of the PLB, if required.

In

addition

to

the

PLB,

the

proposed

legislative

changes

would

enact

into

ordinary

law

additional

provisions
contained in the emergency ordinance of March 2023, including mandated clawback of variable compensation in the event that government support is provided

to an SIB.
In

a next

step, the

Swiss Parliament

will assess

the proposed

legislation, and

if adopted,

legislative changes

are
expected to come into force by January 2025,

at the earliest.
Findings of the group of experts on banking

stability
In September 2023,

a group of

experts on banking

stability, mandated

by the Swiss

Federal Department

of Finance,
published a report considering the role of banks and the legal and regulatory framework related to the stability of the Swiss financial

center. The report

concludes that the

Swiss capital regulation is

working as intended

and that
there is

no need

for a

major revision.

However, the

report sees

a need

for reforms

with regard

to banking

supervision
and

proposes

that

the

relevant

authorities

be

granted

broader

powers.

Furthermore,

the

report

suggests
improvements regarding liquidity

regulations, including a proposal

to extend the supply of liquidity

in the case of a
crisis. The report also suggests that

Swiss authorities should make improvements with regard

to crisis preparation
and management. The Swiss Federal

Council will consider the findings of the group

of experts in its too-big-to-fail
(TBTF) review report to be presented by April

2024.

UBS AG third quarter 2023 report |
UBS AG | Recent developments

Revisions to the Swiss Liquidity Ordinance
In the third quarter of 2023, the Swiss Financial Market

Supervisory Authority (FINMA) communicated the

liquidity
requirements arising

from the

revisions to

the Swiss

Liquidity Ordinance,

with the

aim of

strengthening the

resilience
of SIBs

in Switzerland.

The impacted

legal entities

of the

UBS Group

expect to

be compliant

with these

requirements
when they become effective on 1 January 2024.
Swiss Federal Council consultation to strengthen

the Swiss anti-money-laundering framework
In August 2023,

the Swiss Federal

Council launched a consultation

on a bill

to strengthen the

Swiss anti-money-
laundering framework, with the aim of

reinforcing the integrity and competitiveness of

Switzerland as a financial
and business location.

The measures

aim to

comply with the

international standards of

the Financial Action

Task
Force

(the

FATF).

Among

other

matters,

key

elements of

the

proposal

include

the

introduction

of

a

non-public
register

managed

by

the

Federal

Department of

Justice

and

Police

containing

information

about

the

beneficial
owners of

companies and

other legal

entities in

Switzerland, as

well as

due diligence

requirements for

activities
with an

increased risk

of money

laundering. The

consultation ends

in November

2023, and

we expect

to implement
operational controls if the bill is implemented

as proposed.
US banking regulators’

changes to the resolution framework and long-term

debt requirements
In August

2023, the Federal

Reserve Board and

the Federal Deposit

Insurance Corporation issued

joint proposals
on long-term

debt requirements and

resolution planning guidance

for large

banks. The

long-term debt

proposal
would require

certain large

bank-holding companies,

intermediate

holding companies

and insured

depositories

with
USD 100bn or

more in

total assets

to maintain

a minimum

amount of

long-term debt, intended

to enhance

the
resilience and

resolvability of

such organizations.

Large banking

organizations would

also be

prohibited from

certain
activities that could complicate the resolution or would

lead to contagion risks. If the

proposals are implemented,
UBS

Bank

USA

would

be

subject

to

the

long-term

debt

requirement,

which

would

be

incremental

to

the
requirements already imposed

upon its

parent organization, UBS

Americas Holding

LLC. The

resolution planning
guidance proposed

by US banking

regulators would

cover our

US-based entities

and calls for

certain enhancements
in the requirements of the submitted resolution

plans.
Disclosures on cybersecurity incidents and cybersecurity

risk management, strategy and governance
In September

2023, the

new rules

from the

SEC to

enhance and

standardize disclosure

requirements related

to
cybersecurity

incidents

and

cybersecurity

risk

management,

strategy

and

governance

became

effective.

Among
other changes, the rules require foreign private issuers, including UBS AG, to annually report material information regarding their cybersecurity risk management, strategy and governance on Form 20-F. The Form

20-F disclosures
will become applicable with annual reports

for fiscal years ending on or after 15 December

2023.
Other developments
Sale of UBS Hana Asset Management Co.,

Ltd. in the fourth quarter of 2023
In October 2023, UBS AG completed the sale of its 51% stake in UBS Hana Asset Management Co., Ltd. to Hana
Securities. UBS AG

expects to record a

pre-tax gain on sale

of approximately USD 20m (net

of a foreign

currency
translation loss) in Asset Management in

the fourth quarter of 2023.

UBS AG third quarter 2023 report |
UBS AG | UBS AG consolidated performance

UBS AG consolidated performance
Income statement
For the quarter ended % change from Year-to-date
USD m 30.9.23 30.6.23 30.9.22 2Q23 3Q22 30.9.23 30.9.22
Net interest income

984

1,305

1,565

(25)

(37)

3,678

4,946
Other net income from financial instruments measured

at fair value through profit or loss

2,467

2,337

1,792

6

38

7,476

5,637
Net fee and commission income

4,666

4,589

4,495

2

4

13,883

14,664
Other income

231

237

456

(2)

(49)

624

1,591
Total revenues

8,348

8,468

8,308

(1)

0

25,661

26,838
Credit loss expense / (release)

27

16

(3)

70

80

22
Personnel expenses

3,951

3,847

3,617

3

9

11,697

11,613
General and administrative expenses

2,585

2,443

2,077

6

24

8,011

6,674
Depreciation, amortization and impairment of non-financial

assets

510

707

458

(28)

11

1,686

1,358
Operating expenses

7,047

6,997

6,152

1

15

21,393

19,644
Operating profit / (loss) before tax

1,275

1,456

2,159

(12)

(41)

4,188

7,171
Tax expense / (benefit)

339

332

551

2

(38)

1,115

1,577
Net profit / (loss)

936

1,124

1,608

(17)

(42)

3,072

5,594
Net profit / (loss) attributable to non-controlling interests

5

4

9

11

(50)

17

28
Net profit / (loss) attributable to shareholders

932

1,120

1,598

(17)

(42)

3,055

5,566
Comprehensive income
Total comprehensive income

(93)

539

(145)

(36)

2,251

699
Total comprehensive income attributable to non-controlling interests

(6)

1

(8)

(18)

8

1
Total comprehensive income attributable to shareholders

(86)

538

(137)

(37)

2,243

698
Results: 3Q23 vs 3Q22
Operating profit before tax decreased by USD 884m, or 41%, to

USD 1,275m, reflecting an increase in operating
expenses, partly

offset by

an increase

in total

revenues. Operating

expenses, which

in the

third quarter

of 2023
included USD 421m

of integration-related expenses, increased

by USD 895m, or

15%, to

USD 7,047m. This was
mainly

due

to

increases

of USD

508m

and

USD 334m,

respectively,

in

general and

administrative expenses

and
personnel

expenses.

Total

revenues

increased

by

USD 40m

to

USD 8,348m.

Net

fee

and

commission

income
increased

by

USD 171m

and

combined

net

interest

income

and

other

net

income

from

financial

instruments
measured

at

fair

value

through

profit

or

loss

increased

by

USD 94m.

These

increases

were

partly

offset

by

a
USD 225m decrease

in other

income. Net

credit loss

expenses were

USD 27m, compared

with net

credit loss

releases
of USD 3m in the prior-year quarter.
Integration-related expenses primarily included

higher real estate

costs and higher

consulting fees in

general and
administrative expenses, as

well as

higher personnel

expenses,

which were

mainly due

to salaries,

related to

the
integration of Credit Suisse.
Integration-related expenses

are defined

as expenses

that are

temporary, incremental

and directly

related to

the
integration of Credit Suisse.

They generally include costs

of internal staff and

contractors substantially

dedicated to
integration

activities,

redundancy

costs,

incremental

expenses

from

the

shortening

of

useful

lives

of

property,
equipment

and

software,

and

impairment

charges

relating

to

these

assets.

Classification

as

integration-related
expenses

does not affect the timing of recognition and measurement of those expenses or the presentation in the
income statement.
Total revenues: 3Q23 vs 3Q22
Net interest income and other net income

from financial instruments measured at

fair value through profit or loss
Total combined

net interest

income and

other net

income from

financial instruments

measured at

fair value

through
profit or loss increased by USD 94m to USD 3,451m, mainly driven by Personal & Corporate Banking, partly offset by the Investment Bank.

UBS AG third quarter 2023 report |
UBS AG | UBS AG consolidated performance

Personal &

Corporate Banking

increased by

USD 300m to

USD 929m, largely

due to

higher net

interest income,
mainly driven by higher deposit margins,

which resulted from rising interest

rates, and higher loan revenues,

partly
offset by

lower deposit

fees.

The

prior-year quarter

also

included a

benefit from

the Swiss

National

Bank (SNB)
deposit exemption.
The Investment

Bank decreased

by USD 218m

to USD 1,142m. Derivatives

& Solutions

decreased by USD 301m,
driven by Foreign

Exchange, Rates and Equity

Derivatives, due to

lower levels of

both volatility and

client activity.
This was

partly offset

by an

USD 82m increase

in Global

Banking, mainly

reflecting an

improvement in

mark-to-
market and from higher revenues in Public Capital

Markets.
›
Refer to “Note 3 Net interest income” in the “Consolidated financial statements” section of this report for more information about net interest income
Net interest income and other net income from financial instruments measured at fair value through profit or loss
For the quarter ended % change from Year-to-date
USD m 30.9.23 30.6.23 30.9.22 2Q23 3Q22 30.9.23 30.9.22
Net interest income from financial instruments measured

at amortized cost and fair value
through other comprehensive income

617

876

1,287

(30)

(52)

2,454

3,901
Net interest income from financial instruments measured

at fair value through profit or
loss and other

368

430

278

(14)

32

1,224

1,045
Other net income from financial instruments measured

at fair value through profit or loss

2,467

2,337

1,792

6

38

7,476

5,637
Total

3,451

3,642

3,357

(5)

3

11,154

10,583
Global Wealth Management

1,594

1,721

1,634

(7)

(2)

5,118

4,626
of which: net interest income

1,300

1,443

1,366

(10)

(5)

4,235

3,775
of which: transaction-based income from foreign exchange and other intermediary
activity

1

294

278

268

6

10

883

851
Personal & Corporate Banking

929

952

629

(2)

48

2,715

1,936
of which: net interest income

799

823

502

(3)

59

2,327

1,559
of which: transaction-based income from foreign exchange and other intermediary
activity

1

130

128

127

2

3

387

377
Asset Management

(14)

(9)

(3)

65

382

(29)

(14)
Investment Bank
2

1,142

1,209

1,360

(6)

(16)

4,007

4,731
Global Banking

92

56

10

65

852

220

156
Global Markets

1,050

1,154

1,350

(9)

(22)

3,787

4,575
Non-core and Legacy
3

32

26

5

22

559

76

105
Group Items
3

(231)

(257)

(267)

(10)

(13)

(733)

(802)
1 Mainly includes spread-related income in connection with client-driven transactions,

foreign-currency translation effects and income and expenses from precious metals, which are included in the income statement
line Other net income from financial instruments

measured at fair value through profit

or loss. The amounts

reported on this line are one

component of Transaction

-based income in the management discussion

and
analysis in the “Global

Wealth Management” and

“Personal & Corporate

Banking” sections of this

report.

2 Investment Bank information is

provided at the business-line

level rather than by

financial statement
reporting line, in order to reflect the

underlying business activities, which is consistent with

the structure of the management discussion and analysis in

the “Investment Bank” section of this report.

3 Starting with
the third quarter of 2023, Non-core and Legacy represents a separate reportable segment and Group Functions has been renamed

Group Items. Prior periods have been revised to reflect these changes.
Net fee and commission income
Net fee and commission income increased by

USD 171m

to USD 4,666m.
Portfolio

management

and

related

services

and

investment

fund

fees

increased

by

USD 145m

and

USD 20m,
respectively, driven

by Global

Wealth Management

and Asset

Management,

mainly reflecting

higher invested

assets
resulting from positive market performance.
Underwriting fees decreased by USD 45m to USD 143m, mainly driven by Global Banking in the Investment

Bank,
reflecting lower equity underwriting revenues,

partly offset by higher debt underwriting

revenues.
›
Refer to “Note 4 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information
Other income
Other income was

USD 231m, compared with USD 456m

in the prior-year

quarter. The decrease

was largely due
to the prior-year quarter including gains in Global Wealth Management of USD 133m and USD 86m, respectively, on the

sales of

our domestic wealth

management business in

Spain and our

wholly owned subsidiary

UBS Swiss
Financial Advisers AG, as well as a USD 70m gain related to a legacy litigation settlement. This was partially offset by USD 36m

higher income from associates and

joint ventures, largely attributable

to a gain

that resulted from a
change to the

equity method

measurement basis

for our investment

in SIX Group.

Furthermore, in

the third

quarter
of 2023,

there was a

USD 29m increase in

shared services costs

charged to other

subsidiaries of UBS

Group AG,
mainly related to acquisition-related costs.

UBS AG third quarter 2023 report |
UBS AG | UBS AG consolidated performance

Credit loss expense / release: 3Q23 vs

3Q22
Total net credit

loss expenses were

USD 27m, compared with net

credit loss releases

of USD 3m in

the prior-year
quarter, reflecting net credit loss

expenses of USD 20m related to

stage 1 and 2 positions

and USD 6m related to
stage 3 positions.
›
Refer to “Note 7 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information
Credit loss expense / (release)
USD m
Global

Wealth

Management
Personal &

Corporate

Banking
Asset
Management
Investment

Bank
Non-core and
Legacy
1
Group

Items
1
Total
For the quarter ended 30.9.23
Stages 1 and 2

(7)

16

0

10

0

1

20
Stage 3

15

(15)

0

7

(1)

0

6
Total credit loss expense / (release)

8

1

0

17

(1)

1

27
For the quarter ended 30.6.23
Stages 1 and 2

(4)

(11)

0

5

0

0

(10)
Stage 3

9

21

0

(4)

0

0

26
Total credit loss expense / (release)

5

10

0

1

0

0

16
For the quarter ended 30.9.22
Stages 1 and 2

6

(6)

0

4

0

0

4
Stage 3

1

(9)

0

1

0

0

(7)
Total credit loss expense / (release)

7

(15)

0

4

0

0

(3)
1 Starting with the third quarter of 2023, Non-core and Legacy represents a separate reportable segment and Group Functions has been renamed Group Items. Prior periods have been revised to reflect these changes.
Operating expenses: 3Q23 vs 3Q22
Operating expenses
For the quarter ended % change from Year-to-date
USD m 30.9.23 30.6.23 30.9.22 2Q23 3Q22 30.9.23 30.9.22
Personnel expenses

3,951

3,847

3,617

3

9

11,697

11,613
of which: salaries and variable compensation

3,431

3,364

3,151

2

9

10,151

10,151
of which: variable compensation – financial advisors

1

1,150

1,110

1,093

4

5

3,372

3,436
General and administrative expenses

2,585

2,443

2,077

6

24

8,011

6,674
of which: net expenses for litigation, regulatory and similar matters

8

55

21

(85)

(60)

784

298
of which: other general and administrative expenses

2,577

2,387

2,057

8

25

7,227

6,376
Depreciation, amortization and impairment of non-financial

assets

510

707

458

(28)

11

1,686

1,358
Total operating expenses

7,047

6,997

6,152

1

15

21,393

19,644
1 Consists of cash and deferred compensation awards and is based on compensable revenues and firm tenure using a formulaic

approach. It also includes expenses related to compensation commitments with financial
advisors entered into at the time of recruitment that are subject to vesting requirements.
Personnel expenses
Personnel

expenses

increased

by

USD 334m

to

USD 3,951m.

Salaries

and

variable

compensation

increased

by
USD 280m, mainly

due to

salary adjustments,

higher variable

compensation,

foreign currency

effects, and

USD 53m
of integration-related

expenses in

connection with

the acquisition

of the Credit

Suisse Group,

as well as

a USD 57m
increase in financial advisor compensation, reflecting

higher compensable revenues.
›
Refer to “Note 5 Personnel expenses” in the “Consolidated financial statements” section of this report for more information
General and administrative expenses
General and administrative expenses increased by

USD 508m to USD 2,585m, mostly driven by integration-related expenses

of

USD 328m,

largely

reflected

in

higher

shared

services

costs

charged

by

other

subsidiaries

of

UBS
Group AG, higher real estate costs and higher

consulting fees.

UBS AG third quarter 2023 report |
UBS AG | UBS AG consolidated performance

We believe that the industry continues to operate in an environment in which expenses associated with litigation,
regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number

of

significant

claims

and

regulatory

matters.

The

outcome

of

many

of

these

matters,

the

timing

of

a
resolution, and the

potential effects

of resolutions on

our future business,

financial results

or financial condition

are
extremely difficult to predict.
›
Refer to “Note 6 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Note 15 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about litigation, regulatory and similar matters
›
Refer to the “Regulatory and legal developments” and “Risk factors” sections of the Annual Report 2022 for more information about litigation, regulatory and similar matters on a UBS Group AG consolidated basis
Depreciation, amortization and impairment of

non-financial assets
Depreciation, amortization

and impairment

of non-financial

assets increased

by USD 52m

to USD 510m,

mainly
driven by higher depreciation of

internally developed software,

reflecting a higher level of

capitalized costs, as well
as higher costs in respect of leasehold improvements,

primarily related to integration-related expenses.
Tax: 3Q23 vs 3Q22
Income tax expenses

were USD 339m for the

third quarter of

2023, representing an effective

tax rate of

26.6%,
compared with USD 551m

and an effective tax

rate of 25.5%

for the prior-year

quarter. Current tax

expenses were
USD 484m, compared

with USD 347m,

and related to

the taxable profits

of UBS Switzerland

AG and other

entities.
There

was

a

net

deferred tax

benefit

of

USD 145m, compared

with

an

expense of

USD 204m in

the prior-year
quarter. This included

a benefit of

USD 133m that resulted from

the recognition of deferred

tax assets (DTAs) for
tax credits carried

forward in relation

to US corporate

alternative minimum

tax and a

benefit of USD 89m

in respect
of an increase

in the expected

value of future

tax deductions

for deferred

compensation awards,

due to an

increase
in the

Group’s share

price during

the quarter.

These benefits

were partly

offset by

an expense

of USD 75m

that
primarily related

to the

amortization of

DTAs previously

recognized in

relation to

tax losses

carried forward

and
deductible temporary differences of UBS Americas

Inc.
Excluding any potential effects from the

remeasurement of DTAs in connection

with the business planning process
or that result

from any material

jurisdictional statutory tax

rate changes that

could be enacted,

a tax rate

for the
fourth quarter of 2023 of around 23% is

expected for UBS AG and its consolidated

subsidiaries.
Total comprehensive income attributable

to shareholders
In

the

third

quarter

of

2023,

total

comprehensive income

attributable

to

shareholders

was

negative

USD 86m,
reflecting net profit of USD 932m and other

comprehensive income (OCI), net of

tax, of negative USD 1,018m.
OCI

related

to

cash

flow

hedges

was

negative

USD 372m, mainly

reflecting

net

unrealized

losses

on

US

dollar
hedging derivatives resulting from increases in the

relevant US dollar long-term interest rates.
Foreign currency

translation OCI

was negative

USD 348m, mainly resulting

from a

weakening of

the Swiss

franc
and the euro against the US dollar.

OCI related to own credit on financial

liabilities designated at fair value was negative USD 284m, primarily due to
a tightening of UBS’s own credit spreads.
›
Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital” in the “Capital management”
section of this report for more information about the effects of OCI on common equity tier 1 (CET1) capital
›
Refer to “Note 20 Fair value measurement” in the “UBS AG consolidated financial statements” section of the
Annual Report 2022 for more information about own credit on financial liabilities designated at fair value

›
Refer to “Note 26 Post-employment benefit plans” in the “UBS AG consolidated financial statements” section of the
Annual Report 2022 for more information about OCI related to defined benefit plans

UBS AG third quarter 2023 report |
UBS AG | UBS AG consolidated performance

Sensitivity to interest rate movements
As of 30 September

2023, it is

estimated that a

parallel shift in

yield curves by

+100 basis points

could lead to

a
combined increase in annual net interest income of approximately USD 1.0bn in Global Wealth Management and
Personal

&

Corporate

Banking

in

the

first

year

after

such

a

shift.

Of

this

increase,

approximately

USD 0.6bn,
USD 0.2bn and USD 0.1bn

would result from

changes in Swiss

franc, US dollar

and euro interest

rates, respectively.
A parallel shift

in yield curves

by –100 basis

points could lead

to a combined

decrease in annual

net interest income
of approximately

USD 0.9bn in

Global Wealth

Management and

Personal &

Corporate Banking

in the

first year
after such a shift, showing similar currency

contributions as for the aforementioned

increase in rates.
These estimates

are based

on a

hypothetical scenario

of an

immediate change

in interest

rates, equal

across all
currencies and relative to implied

forward rates as of 30 September

2023 applied to Global

Wealth Management
and Personal & Corporate

Banking. These estimates further

assume no change to

balance sheet size and

structure,
stable foreign exchange rates, and no specific management action. These estimates do not represent a forecast of
net interest income variability.

›
Refer to the “Risk management and control” section of this report for information about interest rate risk in the banking book
Key figures and personnel
Below is

an overview

of selected

key figures

of UBS AG

consolidated.

For further

information about

key figures
related to capital management, refer to

the “Capital management” section of this

report.

Cost / income ratio: 3Q23 vs 3Q22
The cost / income

ratio was 84.4%, compared with 74.0%,

mainly reflecting a decrease in

total revenues and an
increase in operating expenses.

Personnel: 3Q23 vs 2Q23
The number of personnel employed as of 30 September

2023 increased by 126 to 48,015 (full-time

equivalents).
Equity, CET1 capital and returns
As of or for the quarter ended Year-to-date
USD m, except where indicated 30.9.23 30.6.23 30.9.22 30.9.23 30.9.22
Net profit
Net profit attributable to shareholders

932

1,120

1,598

3,055

5,566
Equity

Equity attributable to shareholders

52,836

52,922

54,610

52,836

54,610
Less: goodwill and intangible assets

6,240

6,281

6,210

6,240

6,210
Tangible equity attributable to shareholders

46,596

46,640

48,400

46,596

48,400
Less: other CET1 deductions

3,218

3,341

6,336

3,218

6,336
CET1 capital

43,378

43,300

42,064

43,378

42,064
Returns
Return on equity (%)

7.0

8.0

11.7

7.4

13.2
Return on tangible equity (%)

8.0

9.1

13.2

8.3

14.8
Return on CET1 capital (%)

8.6

10.4

15.2

9.5

17.7
Common equity tier 1 capital: 3Q23 vs 2Q23
During the third quarter

of 2023, CET1 capital increased

by USD 0.1bn to USD 43.4bn,

mainly reflecting operating
profit before

tax of

USD 1.3bn, almost

entirely offset

by current

tax expenses

of USD 0.5bn,

additional dividend
accruals of USD 0.5bn and negative effects

from foreign currency translation of USD 0.4bn.
Return on common equity tier 1 capital: 3Q23

vs 3Q22
The annualized return on

CET1 capital was 8.6%,

compared with 15.2%,

driven by lower net

profit attributable to
shareholders and an increase in average CET1 capital.
Risk-weighted assets: 3Q23 vs 2Q23
Risk-weighted

assets

(RWA)

decreased

by

USD 2.3bn

to

USD 321.1bn,

reflecting

decreases

of

USD 4.4bn

from
model updates, as well

as USD 3.1bn from

currency effects, partly offset

by an increase

of USD 5.2bn from asset
size and other movements.

UBS AG third quarter 2023 report |
UBS AG | UBS AG consolidated performance

Common equity tier 1 capital ratio: 3Q23 vs 2Q23
The CET1 capital ratio increased to 13.5%

from 13.4%, mainly reflecting the aforementioned

decrease

in RWA.
Leverage ratio denominator: 3Q23 vs 2Q23
The leverage ratio denominator

(the LRD) decreased by

USD 6.2bn to USD 1,042.1bn,

driven by currency effects

of
USD 14.4bn, partly offset by asset size and other

movements of USD 8.2bn.
Common equity tier 1 leverage ratio: 3Q23

vs 2Q23
The CET1 leverage ratio increased to 4.2%

from 4.1%, largely due to the decrease

in the LRD.
Going concern leverage ratio: 3Q23 vs 2Q23

The going concern

leverage ratio increased

to 5.3% from

5.2%, mainly due

to the aforementioned

decrease in the
LRD.
Results 9M23 vs 9M22
Operating profit before tax decreased by USD 2,983m,

or 42%, to USD 4,188m.
Total revenues decreased

by USD 1,177m, or

4%, to USD 25,661m.

Other income

decreased by USD 967m,

largely
due to

the prior-year period

including an USD 848m

gain in Asset

Management from the

sale of a

joint venture.
Net fee and commission

income decreased by

USD 781m, largely due

to lower investment

fund fees and fees

from
portfolio

management

and

related

services,

in

Global

Wealth

Management

and

Asset

Management,

mainly
reflecting negative market performance. Net brokerage fees decreased,

due to lower levels of client activity in the
Investment Bank

and Global

Wealth Management.

Underwriting fees,

mainly those

relating to

equity, as

well as
M&A and

corporate finance

fees, decreased

due to

lower related

revenues in

Global Banking

in the

Investment
Bank. These

decreases were

partly offset

by total

combined net

interest income

and other

net income

from financial
instruments

measured

at

fair

value

through

profit

or

loss

increasing

by

USD 571m,

mainly

due

to

increases

in
Personal &

Corporate Banking,

primarily reflecting

the impact

of higher

interest rates

on

deposit revenues,

and
higher loan revenues, partly offset by lower deposit fees

and the prior-year period including benefits from

the SNB
deposit

exemption.

In

addition,

revenues

were

higher

in

Global

Wealth

Management, reflecting

an

increase

in
deposit margins, driven

by higher rates.

These increases were

partly offset by

a decrease in

the Investment Bank,
due to lower levels of both volatility

and client activity, predominantly in

Derivatives & Solutions. This decrease

was
partly offset by an increase in Financing, driven by

increases across all products.

Expected credit loss expenses were USD 80m, compared

with expenses of USD 22m in the prior-year period.
Operating

expenses

increased

by

USD 1,749m,

or

9%,

to

USD 21,393m.

General

and

administrative

expenses
increased by

USD 1,337m, mainly

due to

a USD 486m

increase in

expenses for

litigation, regulatory

and similar
matters, driven

by

a

USD 665m

increase in

provisions recognized

in the

first quarter

of 2023

related to

the US
residential mortgage-backed securities

litigation matter. In

addition, there

were increases in

shared services costs
charged by other subsidiaries

of UBS Group AG of

USD 432m, real estate costs

of USD 94m and consulting

fees of
USD 69m, all

mainly reflecting

integration-related expenses.

Depreciation, amortization

and impairment

of non-
financial

assets

increased

by

USD 328m,

primarily

relating

to

a

USD 214m

impairment

of

software

projects

in
progress resulting

from a

reprioritization of

software development

activity in

the context

of the

integration of

Credit
Suisse. Depreciation of

internally developed software

also increased, reflecting

a higher level of

capitalized costs. In
addition, there was an USD 84m increase

in personnel expenses, largely driven by

higher salaries, mainly reflecting
salary adjustments and integration-related expenses,

partly offset by lower variable compensation,

including lower
financial advisor compensation,

attributable to lower compensable revenues.

UBS AG third quarter 2023 report |
UBS AG | UBS AG consolidated performance

Outlook
Central banks

have paused

interest rate

increases, but

uncertainties remain

in terms

of the

appropriate level

of
interest rates that

will allow

inflation to

converge to their

targets. As a

result, the

outlook for economic

growth,
asset

valuations

and

market volatility

remains

difficult

to

predict.

In

addition,

the

ongoing

geopolitical tensions
including the conflicts in the Middle East and

Ukraine continue to cloud the macroeconomic

outlook.
This, in

addition to

normal seasonality,

may affect

wealth management

and institutional

clients’

transactional activity
in the fourth quarter of 2023. We also expect clients to continue to shift cash holdings from deposits into higher-
yielding products, resulting in similar sequential

net interest income performance.
As we continue to execute on our strategy,

growth and integration plans, our focus

remains on offsetting some of
these ongoing

challenges by

helping clients

to manage the

inherent risks and

opportunities, gaining

share of wallet
and actively winding down our non-core assets

and costs.

UBS AG third quarter 2023 report |
Business divisions and Group Items |

Global Wealth Management

13
Business divisions and Group
Items
Management report
Starting with

the third quarter

of 2023, Group

Functions has

been renamed

Group Items.

The Non-core and

Legacy
Portfolio, which was previously reported

within Group Functions, is

now included in the

new reportable segment
Non-core and Legacy. Prior periods have been

revised to reflect these presentational changes.
Additionally, a small

amount of exposure

of pre-integration UBS

business divisions was

included in Non-core

and
Legacy,

starting

with

the

third

quarter

of

2023,

as

such

exposure

was

assessed

as

not

strategic

in

light

of

the
acquisition of the Credit Suisse Group.
Global Wealth Management
Global Wealth Management
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.9.23 30.6.23 30.9.22 2Q23 3Q22 30.9.23 30.9.22
Results
Net interest income

1,300

1,443

1,366

(10)

(5)

4,235

3,775
Recurring net fee income
2

2,601

2,535

2,464

3

6

7,590

7,883
Transaction-based income
2

765

749

732

2

5

2,356

2,480
Other income

15

10

224

51

(93)

29

224
Total revenues

4,682

4,736

4,786

(1)

(2)

14,210

14,363
Credit loss expense / (release)

8

5

7

76

13

29

(3)
Operating expenses

3,668

3,627

3,344

1

10

10,872

10,518
Business division operating profit / (loss) before tax

1,006

1,104

1,434

(9)

(30)

3,309

3,847
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2

(29.9)

(2.3)

(4.4)

(14.0)

(7.6)
Cost / income ratio (%)
2

78.3

76.6

69.9

76.5

73.2
Financial advisor compensation
3

1,150

1,110

1,093

4

5

3,372

3,436
Invested assets (USD bn)
2

2,986

3,037

2,655

(2)

12

2,986

2,655
Loans, gross (USD bn)
4

215.4

220.4

221.7

(2)

(3)

215.4

221.7
Customer deposits (USD bn)
4

339.3

336.1

336.0

1

1

339.3

336.0
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
2,5

0.3

0.3

0.2

0.3

0.2
Advisors (full-time equivalents)

8,916

8,992

9,230

(1)

(3)

8,916

9,230
1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

3 Relates to licensed professionals with the ability to

provide investment
advice to

clients in

the Americas.

Consists of

cash and

deferred compensation

awards and

is based

on compensable

revenues and

firm tenure

using a

formulaic approach.

It also

includes expenses

related to
compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements. Recruitment loans to financial advisors were USD 1,764m as of

30 September 2023.

4 Loans and Customer deposits in

this table include customer brokerage receivables and payables, respectively, which are presented in a separate reporting

line on the balance sheet.

5 Refer to the “Risk management
and control” section of this report for more information about (credit-)impaired exposures. Excludes loans to financial advisors.
Results: 3Q23 vs 3Q22
Profit before tax

decreased by USD 428m,

or 30%, to

USD 1,006m, driven

by higher operating

expenses and

lower
total revenues.
Total revenues
Total revenues

decreased by

USD 104m, or

2%, to

USD 4,682m, reflecting

lower other

income and

net interest
income, partly offset by higher recurring net

fee and transaction-based income.
Net

interest

income

decreased

by

USD 66m,

or

5%,

to

USD 1,300m,

mainly

driven

by

lower

loan

revenues,
reflecting lower

average loan

volumes

and

margins, and

due

to

shifts to

lower-margin deposit

products, partly
offset by the effect of higher deposit margins,

resulting from rising interest rates.
Recurring

net

fee

income

increased

by

USD 137m,

or

6%,

to

USD 2,601m,

mainly

reflecting

positive

market
performance.

UBS AG third quarter 2023 report |
Business divisions and Group Items |

Global Wealth Management

14
Transaction-based income

increased by

USD 33m, or

5%, to

USD 765m, mainly

driven by

higher levels

of client
activity, particularly in Asia Pacific, Switzerland

and EMEA.
Other income decreased by USD 209m, or 93%, to USD 15m, as

the third quarter of 2022 included a

USD 133m
gain from the sale of

our domestic wealth management business in Spain

and an USD 86m gain from the sale

of
UBS Swiss Financial Advisers AG.
Credit loss expense / release
Net

credit

loss

expenses

were

USD 8m,

primarily

related

to

stage 3

positions,

compared

with

net

expenses

of
USD 7m in the third quarter of 2022.
Operating expenses
Operating

expenses

increased

by

USD 324m,

or

10%,

to

USD 3,668m,

mainly

driven

by

integration-related
expenses associated with

the acquisition of

the Credit Suisse

Group, unfavorable foreign currency

effects, higher
financial advisor variable compensation and an

increase in technology expenses.
Invested assets: 3Q23 vs 2Q23
Invested assets decreased

by USD 51bn, or

2%, to USD 2,986bn,

mainly driven by

negative market performance

of
USD 49bn and unfavorable foreign currency effects

of USD 19bn, partly offset by net new money

inflows.
Loans: 3Q23 vs 2Q23
Loans decreased by USD 5.0bn to

USD 215.4bn,

mainly driven by negative net

new loans of USD 2.8bn, as well

as
unfavorable foreign currency effects.
Customer deposits: 3Q23 vs 2Q23
Customer

deposits

increased

by

USD 3.2bn

to

USD 339.3bn,

mainly

driven

by

net

inflows

into

fixed-term

and
savings deposit products,

partly offset by continued

shifts into money market

funds and US-government securities,
as well as unfavorable foreign currency effects.
Results: 9M23 vs 9M22
Profit before

tax decreased by

USD 538m, or

14%, to

USD 3,309m, mainly driven

by higher

operating expenses
and lower total revenues.
Total revenues

decreased by

USD 153m, or

1%, to

USD 14,210m, with

decreases in

recurring net

fee, other

income
and transaction-based income partly offset

by increases in net interest income.
Net interest

income increased by

USD 460m, or

12%, to

USD 4,235m, mainly driven

by higher

deposit margins,
resulting from

rising interest

rates, partly

offset by

the effects

of shifts

to lower-margin

deposit products,

lower
average deposit volumes, and lower loan

revenues, reflecting lower average volumes

and margins.
Recurring net

fee income

decreased by

USD 293m, or

4%, to

USD 7,590m, primarily

driven by

negative market
performance.
Transaction-based income decreased by

USD 124m, or 5%, to USD 2,356m, mainly

driven by lower levels of client
activity, particularly in the Americas and Asia Pacific.
Other

income

decreased

by

USD 195m,

or

87%,

to

USD 29m,

as

the

first

nine

months

of

2022

included

a
USD 133m gain from the sale of our domestic wealth management business in Spain and an USD 86m gain from
the sale of UBS Swiss Financial Advisers AG.
Net

credit

loss

expenses

were

USD 29m,

primarily

related

to

stage 3

positions,

compared

with

net

releases

of
USD 3m in the first nine months of 2022.
Operating

expenses

increased

by

USD 354m,

or

3%,

to

USD 10,872m,

mostly

driven

by

integration-related
expenses associated

with the

acquisition of

the Credit

Suisse Group,

unfavorable foreign

currency effects

and higher
technology expenses. These were partly offset by lower provisions for litigation, regulatory and similar matters, as
well as lower financial advisor variable compensation.

UBS AG third quarter 2023 report |
Business divisions and Group Items |

Personal & Corporate Banking

15
Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs
1
As of or for the quarter ended % change from Year-to-date
CHF m, except where indicated 30.9.23 30.6.23 30.9.22 2Q23 3Q22 30.9.23 30.9.22
Results
Net interest income

711

741

489

(4)

46

2,104

1,484
Recurring net fee income
2

215

213

206

1

4

638

618
Transaction-based income
2

296

305

285

(3)

4

910

887
Other income

40

14

20

191

100

64

33
Total revenues

1,263

1,273

1,000

(1)

26

3,716

3,022
Credit loss expense / (release)

2

9

(15)

(82)

25

39
Operating expenses

657

643

590

2

11

1,915

1,777
Business division operating profit / (loss) before tax

604

621

425

(3)

42

1,776

1,206
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2

42.0

57.8

(3.2)

47.2

(3.6)
Cost / income ratio (%)
2

52.1

50.5

59.0

51.5

58.8
Net interest margin (bps)
2

194

204

137

193

140
Fee and trading income for Corporate & Institutional Clients
2

196

228

190

(14)

4

655

624
Investment products for Personal Banking (CHF bn)
2

23.6

23.6

20.7

0

14

23.6

20.7
Net new investment products for Personal Banking (CHF bn)
2

0.50

0.55

0.43

1.91

1.86
Active Digital Banking clients in Personal Banking (%)
2,3

78.1

77.5

74.5

77.6

73.8
Active Mobile Banking clients in Personal Banking (%)
2

65.6

64.3

57.9

64.3

55.0
Active Digital Banking clients in Corporate & Institutional

Clients (%)
2

80.9

81.0

79.6

81.1

79.8
Loans, gross (CHF bn)

147.8

145.8

142.8

1

3

147.8

142.8
Customer deposits (CHF bn)

168.7

165.1

163.4

2

3

168.7

163.4
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
2,4

0.8

0.8

0.8

0.8

0.8
1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

2 Refer to “Alternative performance measures”

in the appendix to this report for the definition and

calculation method.

3 In the third quarter of 2023, 89.0% of clients of Personal

Banking
were “activated users” of Digital Banking (i.e., clients who had logged into Digital Banking at least once in the course of their relationship with UBS).

4 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.
Results : 3Q23 vs 3Q22
Profit before tax increased by

CHF 179m, or 42%, to CHF 604m,

with higher total revenues partly

offset by higher
operating expenses

and net

credit loss

expenses,

compared with

net credit

loss releases

in the

third quarter

of 2022.
Total revenues
Total

revenues

increased

by

CHF 263m,

or

26%,

to

CHF 1,263m,

reflecting

increases

across

all

income

lines,
predominantly in net interest income.
Net interest income

increased by CHF 222m

to CHF 711m,

mainly driven by

higher deposit margins,

which resulted
from rising interest rates, and higher loan

revenues, partly offset by lower deposit fees. The third

quarter of 2022
included a benefit from the Swiss National Bank

deposit exemption.
Recurring net

fee income

increased by

CHF 9m to

CHF 215m, mainly

due to

higher revenues

related to

custody
assets and mandates,

reflecting higher average volumes of

underlying assets.
Transaction-based income increased by

CHF 11m to CHF 296m, mainly driven by

higher income from Corporate &
Institutional Clients.

Other income

increased by

CHF 20m to

CHF 40m, mainly

reflecting a

one-time effect

of CHF 23m

that resulted
from a change to the equity method measurement

basis for our investment in SIX Group.
Credit loss expense / release
Net credit loss expenses were CHF 2m, compared

with net releases of CHF 15m in the third quarter

of 2022.
Operating expenses
Operating expenses increased by CHF 67m, or

11%, to CHF 657m, mainly driven by

integration-related expenses
associated with the acquisition of the Credit

Suisse Group.

UBS AG third quarter 2023 report |
Business divisions and Group Items |

Personal & Corporate Banking

16
Results: 9M23 vs 9M22
Profit before tax increased

by CHF 570m, or 47%, to

CHF 1,776m, with higher total

revenues and lower net

credit
loss expenses,

partly offset by higher operating expenses.
Total

revenues

increased

by

CHF 694m,

or

23%,

to

CHF 3,716m,

reflecting

increases

across

all

income

lines,
predominantly in net interest income.
Net

interest

income

increased

by

CHF 620m

to

CHF 2,104m,

mainly

driven

by

higher

deposit

margins,

which
resulted

from

rising

interest

rates,

and

higher

loan

revenues, partly

offset

by

lower

deposit

fees.

The

first

nine
months of 2022 included a benefit from the

Swiss National Bank deposit exemption.
Recurring net

fee income

increased by

CHF 20m to

CHF 638m, mainly

reflecting higher

revenues from

account
fees.
Transaction-based income increased by

CHF 23m

to CHF 910m, mainly driven by higher income

from Corporate &
Institutional Clients.

Other income

increased by

CHF 31m to

CHF 64m, mainly

reflecting a

one-time effect

of CHF 23m

that resulted
from a change to the equity method measurement

basis for our investment in SIX Group.
Net credit

loss expenses

were CHF 25m, mainly

related to

model-driven credit loss

expenses, compared

with net
expenses of CHF 39m in the first nine months

of 2022.
Total

operating

expenses

increased

by

CHF 138m,

or

8%,

to

CHF 1,915m,

mainly

driven

by

integration-related
expenses associated with

the acquisition of

the Credit Suisse

Group, technology

expenses,

and accruals for

variable
compensation.
Personal & Corporate Banking – in US dollars
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.9.23 30.6.23 30.9.22 2Q23 3Q22 30.9.23 30.9.22
Results
Net interest income

799

823

502

(3)

59

2,327

1,559
Recurring net fee income
2

241

237

212

2

14

705

649
Transaction-based income
2

333

339

294

(2)

13

1,007

932
Other income

45

15

21

190

115

70

34
Total revenues

1,418

1,414

1,029

0

38

4,110

3,175
Credit loss expense / (release)

1

10

(15)

(89)

27

42
Operating expenses

739

714

607

3

22

2,118

1,867
Business division operating profit / (loss) before tax

678

690

437

(2)

55

1,965

1,266
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2

55.2

68.8

(8.7)

55.3

(7.2)
Cost / income ratio (%)
2

52.1

50.5

59.0

51.5

58.8
Net interest margin (bps)
2

197

206

137

195

139
Fee and trading income for Corporate & Institutional Clients
2

220

254

195

(13)

13

724

656
Investment products for Personal Banking (USD bn)
2

25.7

26.4

21.0

(2)

22

25.7

21.0
Net new investment products for Personal Banking (USD bn)
2

0.56

0.61

0.44

2.10

1.97
Active Digital Banking clients in Personal Banking (%)
2,3

78.1

77.5

74.5

77.6

73.8
Active Mobile Banking clients in Personal Banking (%)
2

65.6

64.3

57.9

64.3

55.0
Active Digital Banking clients in Corporate & Institutional

Clients (%)
2

80.9

81.0

79.6

81.1

79.8
Loans, gross (USD bn)

161.3

162.7

144.7

(1)

11

161.3

144.7
Customer deposits (USD bn)

184.1

184.3

165.6

0

11

184.1

165.6
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
2,4

0.8

0.8

0.8

0.8

0.8
1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

2 Refer to “Alternative

performance measures” in the appendix to this report for the definition and calculation method.

3 In the third quarter of 2023, 89.0% of clients

of Personal Banking
were “activated users” of Digital Banking (i.e., clients who had logged into Digital Banking at least once in the course of their relationship with

UBS).

4 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

UBS AG third quarter 2023 report |
Business divisions and Group Items |

Asset Management

17
Asset Management
Asset Management
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.9.23 30.6.23 30.9.22 2Q23 3Q22 30.9.23 30.9.22
Results
Net management fees
2

499

492

502

2

(1)

1,470

1,578
Performance fees

11

7

14

53

(20)

42

40
Net gain from disposal of a joint venture

848
Total revenues

511

499

516

2

(1)

1,512

2,466
Credit loss expense / (release)

0

0

0

(1)

0
Operating expenses

425

410

377

4

13

1,243

1,192
Business division operating profit / (loss) before tax

86

89

139

(4)

(38)

270

1,274
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3

(38.4)

(90.7)

(35.1)

(78.9)

83.3
Cost / income ratio (%)
3

83.3

82.1

73.0

82.2

48.3
Gross margin on invested assets (bps)
3,4

17

17

20

18

30
Information by business line / asset

class
Invested assets (USD bn)
3
Equities

494

519

411

(5)

20

494

411
Fixed Income

324

321

271

1

20

324

271
of which: money market

143

136

99

5

44

143

99
Multi-asset & Solutions

164

168

149

(2)

10

164

149
Hedge Fund Businesses

55

55

51

(2)

6

55

51
Real Estate & Private Markets

98

102

97

(4)

0

98

97
Total invested assets excluding associates

1,134

1,165

979

(3)

16

1,134

979
of which: passive strategies

487

508

408

(4)

19

487

408
Associates
5

23

23

25

1

(7)

23

25
Total invested assets
4

1,157

1,188

1,004

(3)

15

1,157

1,004
Information by region
Invested assets (USD bn)
3
Americas

333

328

271

1

23

333

271
Asia Pacific
4

168

173

166

(3)

1

168

166
Europe, Middle East and Africa (excluding Switzerland)

291

303

239

(4)

22

291

239
Switzerland

366

384

328

(5)

12

366

328
Total invested assets
4

1,157

1,188

1,004

(3)

15

1,157

1,004
Information by channel
Invested assets (USD bn)
3
Third-party institutional

638

656

563

(3)

13

638

563
Third-party wholesale

115

124

108

(7)

7

115

108
UBS’s wealth management businesses

382

386

309

(1)

24

382

309
Associates
5

23

23

25

1

(7)

23

25
Total invested assets
4

1,157

1,188

1,004

(3)

15

1,157

1,004
1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

2 Net management fees include

transaction fees, fund administration

revenues (including net interest and trading

income from lending activities and foreign-exchange

hedging as part of the
fund services offering), distribution fees, incremental fund-related expenses, gains or losses from seed money and co-investments, funding costs, the negative pass-through impact of third-party performance fees, and other items that are not Asset Management’s performance fees.

3 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

4 Starting with the second
quarter of 2023, invested assets include invested assets from associates, to better reflect the business strategy. Comparative figures have been restated to reflect this change.

5 The invested assets amounts reported
for associates are prepared in accordance with their local regulatory requirements and practices.

UBS AG third quarter 2023 report |
Business divisions and Group Items |

Asset Management

18
Results: 3Q23 vs 3Q22
Profit before tax decreased by USD 53m, or

38%, to USD 86m, primarily reflecting higher

operating expenses.
Total revenues
Total revenues were stable at USD 511m.
Net management

fees decreased

by USD 3m,

or 1%,

to USD 499m,

reflecting negative

interest income

and the
impact

of

continued

margin

compression,

almost

entirely

offset

by

positive

market

performance

and

foreign
currency effects.
Performance fees decreased by USD 3m

to USD 11m, driven by

decreases in Real Estate &

Private Markets, partly
offset by increases in Hedge Fund Businesses.
Operating expenses
Operating expenses increased by USD 48m,

or 13%, to USD 425m, mainly reflecting

integration-related expenses,
adverse foreign currency effects, increases

in technology and personnel expenses.
Invested assets: 3Q23 vs 2Q23

Invested

assets

decreased

by

USD 31bn,

or

3%,

to

USD 1,157bn,

reflecting

negative

market

performance

of
USD 17bn,

unfavorable

foreign

currency

effects

of

USD 17bn,

partly

offset

by

net

new

money

generation

of
USD 6bn. Excluding money market flows, net

new money (excluding associates) was

negative USD 1bn.
Results: 9M23 vs 9M22
Profit before tax decreased by USD

1,004m, or 79%, to USD 270m,

primarily due to the first nine months

of 2022
including

a

gain

of

USD 848m

from

the

sale

of

our

shareholding

in

the

Mitsubishi

Corp.-UBS

Realty

Inc.

joint
venture.

Excluding

that

gain,

profit

before

tax

decreased

by

USD 157m,

or

37%,

mainly

reflecting

lower

net
management fees and higher operating expenses.
Total revenues decreased by USD 954m, or 39%, to USD 1,512m. The decrease was primarily due to the first nine
months of

2022 including the

aforementioned gain of

USD 848m. Excluding that

gain, total

revenues decreased
by USD 107m, or 7%.
Net

management

fees

decreased

by

USD 108m,

or

7%,

to

USD 1,470m,

mainly

reflecting

negative

market
performance and the impact of continued margin

compression.
Performance fees increased by USD 2m,

or 4%, to USD 42m.
Operating expenses increased

by USD 51m, or

4%, to USD

1,243m, mainly reflecting

integration-related expenses,
adverse foreign

currency effects,

increases in

technology expenses,

partly offset

by decreases

in personnel

expenses.

UBS AG third quarter 2023 report |
Business divisions and Group Items | Investment

Bank

19
Investment Bank
Investment Bank
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.9.23 30.6.23 30.9.22 2Q23 3Q22 30.9.23 30.9.22
Results
Advisory

106

160

136

(34)

(22)

437

561
Capital Markets

258

210

193

23

34

681

695
Global Banking

364

371

329

(2)

11

1,118

1,256
Execution Services

374

358

376

5

(1)

1,154

1,271
Derivatives & Solutions

562

629

866

(11)

(35)

2,194

3,121
Financing

468

533

460

(12)

2

1,538

1,384
Global Markets

1,405

1,520

1,702

(8)

(17)

4,887

5,775
of which: Equities

1,043

1,133

1,107

(8)

(6)

3,480

4,084
of which: Foreign Exchange, Rates and Credit

362

387

595

(7)

(39)

1,407

1,692
Total revenues

1,769

1,891

2,031

(6)

(13)

6,004

7,031
Credit loss expense / (release)

17

1

4

282

25

(20)
Operating expenses

1,840

1,757

1,591

5

16

5,480

5,320
Business division operating profit / (loss) before tax

(89)

133

436

500

1,731
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2

(120.3)

(65.7)

(47.7)

(71.1)

(8.0)
Cost / income ratio (%)
2

104.1

92.9

78.3

91.3

75.7
Average VaR (1-day, 95% confidence, 5 years of historical data)

16

12

10

37

62

13

10
1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

2 Refer to “Alternative performance measures” in

the appendix to this report for the definition and calculation method.
Results: 3Q23 vs 3Q22
Loss before

tax was

USD 89m, mainly

reflecting lower

total revenues

and higher

operating expenses,

compared
with profit before tax of USD 436m in the third

quarter of 2022.
Total revenues
Total

revenues decreased

by

USD 262m, or

13%, to

USD 1,769m, reflecting

lower revenues

in Global

Markets,
partly offset by an increase in Global Banking.
Global Banking
Global Banking

revenues increased

by USD 35m,

or 11%,

to USD 364m,

driven by

higher Capital

Markets revenues,
partly offset by

lower Advisory revenues. Fee-pool-comparable revenues
1

decreased 15%, compared with

a 19%
decrease in the overall global fee pool.
2
Advisory revenues

decreased by

USD 30m, or

22%, to

USD 106m, mainly

due to

lower merger

and acquisition
transaction revenues,

which decreased

by USD 37m,

or 30%,

compared with

a 33%

decrease in

the relevant

global
fee pool.
2
Capital Markets revenues increased by USD 65m, or

34%, to USD 258m, mainly due

to higher Leveraged Capital
Markets revenues, with

a USD 36m,

or 76%,

increase in

fees, and prior-year

mark-to-market losses of

USD 28m
which did not recur. Leveraged Capital Markets

outperformed the relevant global fee pool
2

increase of 17%.
Global Markets
Global Markets revenues decreased by USD 297m, or

17%, to USD 1,405m, primarily driven by

lower Derivatives
& Solutions revenues.
Execution Services revenues were stable at USD 374m.
Derivatives

&

Solutions

revenues

decreased

by

USD 304m,

or

35%,

to

USD 562m,

mostly

driven

by

Foreign
Exchange,

Rates and Equity Derivatives, due to lower

levels of both volatility and client activity.

UBS AG third quarter 2023 report |
Business divisions and Group Items | Investment

Bank

20
Financing revenues increased by USD 8m, or

2%, to USD 468m, supported by increased client

balances.
Equities
Global Markets Equities revenues decreased by

USD 64m, or 6%, to USD 1,043m, mainly

driven by a decrease

in
Equity Derivatives revenues.
Foreign Exchange, Rates and Credit
Global

Markets Foreign

Exchange, Rates

and Credit

revenues

decreased by

USD 233m, or

39%, to

USD 362m,
primarily driven by lower Foreign Exchange and

Rates revenues.
Credit loss expense / release
Net credit loss expenses were USD 17m, compared

with net expenses of USD 4m in the third

quarter of 2022.
Operating expenses
Operating

expenses

increased

by

USD 249m,

or

16%,

to

USD 1,840m,

mainly

driven

by

integration-related
expenses associated with the acquisition of

the Credit Suisse Group,

and by higher technology expenses.
Results: 9M23 vs 9M22
Profit

before tax

decreased by

USD 1,231m, or

71%, to

USD 500m, mainly

reflecting lower

total

revenues and
higher operating expenses.
Total revenues

decreased by USD 1,027m,

or 15%,

to USD 6,004m, reflecting

lower revenues in

Global Markets
and Global Banking.
Global Banking revenues decreased by USD 138m, or 11%, to

USD 1,118m, reflecting lower Advisory and Capital
Markets revenues. Fee-pool-comparable revenues
1

decreased 24%, compared with a 20% decrease in the overall
global fee pool.
2
Advisory revenues decreased

by USD 124m, or

22%, to

USD 437m, mostly due

to lower

merger and

acquisition
transaction revenues,

which

decreased by

USD 125m, or

25%,

compared with

a

32%

decrease in

the relevant
global fee pool.
2
Capital Markets revenues decreased by USD 14m,

or 2%, to USD 681m.
Global Markets

revenues decreased

by USD 888m,

or 15%,

to USD 4,887m,

driven by

lower Derivatives

& Solutions
and Execution Services revenues, partly offset

by higher Financing revenues.
Execution

Services

revenues

decreased

by

USD 117m,

or

9%,

to

USD 1,154m,

mainly

driven

by

Cash

Equities
revenues, due to lower exchange-traded volumes.
Derivatives & Solutions revenues decreased by USD 927m, or 30%, to USD 2,194m, mostly driven by decreases in
Equity Derivatives, Foreign Exchange and Rates,

due to lower levels of both volatility and

client activity.
Financing revenues increased by USD 154m,

or 11%, to USD 1,538m, with increases

across all products.
Global

Markets

Equities

revenues

decreased

by

USD 604m,

or

15%,

to

USD 3,480m,

mainly

driven

by

Equity
Derivatives revenues.
Global Markets Foreign

Exchange, Rates and Credit

revenues decreased by USD 285m,

or 17%, to

USD 1,407m,
largely driven by Foreign Exchange and Rates.
Net credit loss expenses were

USD 25m, compared with net

releases of USD 20m in the first

nine months of 2022.
Operating expenses

increased by

USD 160m, or

3%, to

USD 5,480m, mainly

driven by

integration-related expenses
associated with the acquisition of the Credit Suisse

Group.
1

UBS fee-pool-comparable revenues consist of revenues

from: merger-and-acquisition-related transactions; Equity Capital

Markets, excluding derivatives;

Leveraged Capital Markets,

excluding the impact of mark-to-
market movements on loan portfolios; and Debt Capital Markets,

excluding revenues related to debt underwriting of UBS instruments.
2

Source: Dealogic, as of 29 September 2023.

UBS AG third quarter 2023 report |
Business divisions and Group Items |

Non-core and Legacy

21
Non-core and Legacy
Non-core and Legacy
1
As of or for the quarter ended % change from Year-to-date
USD m 30.9.23 30.6.23 30.9.22 2Q23 3Q22 30.9.23 30.9.22
Results
Total revenues

35

28

77

25

(54)

87

184
Credit loss expense / (release)

(1)

0

0

(1)

2
Operating expenses

142

21

25

586

479

861

84
Operating profit / (loss) before tax

(106)

8

52

(774)

98
1 Starting with the third quarter of 2023, Non-core and Legacy represents a separate reportable segment, which includes Non-core and Legacy Portfolio previously reported within Group Functions. Prior periods have been revised to reflect this presentational change.

Additionally, a small amount of exposure of

pre-integration UBS business divisions was included

in Non-core and Legacy starting with the third

quarter of 2023, as
it was assessed as not strategic in light of the acquisition of the Credit Suisse Group.
Results: 3Q23 vs 3Q22
Loss before tax was USD 106m, compared

with a profit before tax of USD 52m.
Total revenues
Total revenues

decreased by

USD 42m, or

54%, to

USD 35m, mainly

due to

the third

quarter of

2022 including
income of USD 62m related to a legacy

litigation settlement.
Operating expenses
Operating

expenses

increased

by

USD 117m

to

USD 142m,

largely

due

to

integration-related

expenses

of
USD 115m.
Results: 9M23 vs 9M22
Loss before tax was USD 774m, compared with

a profit before tax of USD 98m.
Total revenues
Total revenues

decreased by

USD 97m, or 53%,

to USD 87m,

mainly due to

the first

nine months of

2022 including
income of USD

62m related

to a legacy

litigation settlement.

In addition,

valuation gains

on our portfolio

of auction
rate securities in the first nine months of 2023

were USD 54m lower than in the prior-year

period.
Operating expenses
Operating expenses

increased by

USD 777m

to USD 861m,

largely reflecting

an increase

in provisions

of USD 665m
related

to

the

US

residential

mortgage-backed

securities

litigation

matter

and

integration-related

expenses

of
USD 115m.

UBS AG third quarter 2023 report |
Business divisions and Group Items |

Group Items

22
Group Items
Group Items
1
As of or for the quarter ended % change from Year-to-date
USD m 30.9.23 30.6.23 30.9.22 2Q23 3Q22 30.9.23 30.9.22
Results
Total revenues

(65)

(100)

(130)

(35)

(49)

(262)

(382)
Credit loss expense / (release)

1

0

0

1

0
Operating expenses

233

469

209

(50)

11

819

664
Operating profit / (loss) before tax

(299)

(569)

(339)

(47)

(12)

(1,082)

(1,045)
1 Starting with the third quarter of 2023,

Group Functions has been renamed Group Items,

and Non-core and Legacy Portfolio,

which was previously reported within Group

Functions, was included in Non-core

and
Legacy, which represents a separate reportable segment. Prior periods have been revised to reflect these presentational changes.
Results: 3Q23 vs 3Q22
Loss before tax was USD 299m, compared with

a loss of USD 339m.
Income

from

accounting

asymmetries, including

hedge

accounting ineffectiveness,

was

net

negative

USD 11m,
compared with net negative income of

USD 177m. The impacts in the prior-year

quarter were driven by mark-to-
market effects on

portfolio-level economic hedges

due to rising interest

rates and cross-currency-basis

movements.
Income

related

to

centralized

Group

Treasury

risk

management

was

negative

USD 6m,

compared

with

positive
USD 17m.
In addition,

the third

quarter of

2023 included

an increase

of USD 61m

in funding

costs related

to deferred

tax
assets (DTAs).
Results: 9M23 vs 9M22
Loss before tax was USD 1,082m, compared

with a loss of USD 1,045m.
This included

income from

accounting asymmetries, including

hedge accounting

ineffectiveness, of

net negative
USD 136m, compared with net

negative income of USD 562m.

Income related to centralized

Group Treasury risk
management was positive USD 19m, compared

with negative USD 38m

in the first nine months of 2022.
Furthermore,

the first

nine months

of 2023

included integration-related

expenses of

USD 288m

associated with

the
acquisition of the Credit Suisse Group and an increase

of USD 241m in funding costs related to DTAs,

partly offset
by remeasurement losses of USD 46m on properties

held for sale in the first nine months of

2022.

UBS AG third quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet

23
Risk, capital, liquidity and
funding, and balance sheet
Management report
Table of contents
24
Risk management and control
24
Credit risk
26
Market risk
27
Country risk
28
Non-financial risk
30
Capital management
31
Total

loss-absorbing capacity
34
Risk-weighted assets
35
Leverage ratio denominator
37
Liquidity and funding management
37
Strategy, objectives and governance
37
Liquidity coverage ratio
37
Net stable funding ratio
38
Balance sheet and off-balance sheet
38
Strategy, objectives and governance
38
Balance sheet assets
38
Balance sheet liabilities
39
Equity

Off-balance sheet

UBS AG third quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

24
Risk management and control
This

section

provides

information

about

key

developments

during

the

reporting

period

and

should

be

read

in
conjunction with the “Risk management and

control” section of the Annual Report

2022.
Credit risk

Overall banking products exposure
Overall banking

products exposure

decreased by

USD 6bn to

USD 688bn as

of 30 September

2023, driven

by a
USD 11bn decrease

in loans

and advances

to customers,

partly offset

by a USD

3bn increase

in guarantees

and loan
commitments and a USD 2bn increase in cash and

balances at central banks.
Total net credit loss expenses were USD 27m,

reflecting USD 20m net credit loss expenses

related to stage 1 and 2
positions and USD 6m net credit loss expenses

related to stage 3 positions.
In aggregate, exposure related to traded

products increased by USD 8bn to USD 51bn during

the third quarter of
2023, mainly driven by market movements

and increased clearing activities.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements
›
Refer to the “UBS AG consolidated performance” section and “Note 7 Expected credit loss measurement” in the
“Consolidated financial statements” section of this report for more information about credit loss expense / release
Loan underwriting
In the Investment Bank, mandated loan underwriting

commitments on a notional basis increased by USD

0.9bn to
USD 2.8bn as

of 30 September

2023, driven

by new

deals. USD 0.1bn

of commitments

had not

yet been

distributed
as originally planned as of 30 September 2023.
Loan underwriting exposures are classified as

held for trading, with fair

values reflecting the market conditions at
the end of the quarter. Credit hedges are

in place to help protect against fair value movements

in the portfolio.

UBS AG third quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

25
Banking and traded products exposure in the business divisions and Group Items
30.9.23
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core

and Legacy
1
Group

Items
1
Total
Banking products
2,3
Gross exposure

307,528

237,082

1,432

64,592

3,744

74,070

688,448
of which: loans and advances to customers (on-balance sheet)

210,209

161,328

(1)

12,036

197

3,395

387,164
of which: guarantees and loan commitments (off-balance sheet)

11,108

27,087

0

15,126

1,733

11,844

66,898
Traded products
4,5
Gross exposure

9,907

528

0

40,089

50,525
of which: over-the-counter derivatives

7,648

513

0

11,862

20,023
of which: securities financing transactions

0

0

0

18,784

18,784
of which: exchange-traded derivatives

2,260

16

0

9,444

11,719
Other credit lines, gross
6

11,656

24,982

0

4,634

0

1,317

42,589
Total credit-impaired exposure, gross

884

1,481

0

347

12

0

2,724
Total allowances and provisions for expected credit losses

229

717

0

186

5

6

1,142
of which: stage 1

73

163

0

55

0

6

297
of which: stage 2

55

154

0

55

0

0

265
of which: stage 3

101

400

0

76

5

0

581
30.6.23
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core

and Legacy
1
Group
Items
1
Total
Banking products
3
Gross exposure

322,668

241,501

1,361

63,117

677

65,146

694,470
of which: loans and advances to customers (on-balance sheet)

214,887

162,721

(1)

12,750

8

8,090

398,455
of which: guarantees and loan commitments (off-balance sheet)

13,861

27,296

0

13,361

3

9,022

63,543
Traded products
4,5
Gross exposure

8,668

345

0

33,041

42,054
of which: over-the-counter derivatives

6,666

330

0

9,061

16,057
of which: securities financing transactions

0

0

0

16,536

16,536
of which: exchange-traded derivatives

2,002

15

0

7,444

9,460
Other credit lines, gross
6

12,813

25,002

0

5,357

0

1,544

44,716
Total credit-impaired exposure, gross

781

1,549

0

324

6

0

2,660
Total allowances and provisions for expected credit losses

225

734

0

170

3

5

1,136
of which: stage 1

86

163

0

53

0

5

307
of which: stage 2

51

145

0

48

0

0

244
of which: stage 3

88

426

0

69

3

0

585
1 Starting with the third quarter of 2023, Non-core and Legacy represents a separate reportable segment and Group Functions has been renamed Group Items. Prior periods have been revised to reflect these changes.

2 In the third quarter of 2023,

a small amount of exposure of

pre-integration UBS business divisions was

included in Non-core and Legacy,

as it was assessed as not

strategic in light of the acquisition

of the Credit
Suisse Group.

3 IFRS 9 gross exposure including other financial assets

at amortized cost, but excluding cash, receivables

from securities financing transactions, cash

collateral receivables on derivative instruments,
financial assets at fair value through other comprehensive income,

irrevocable committed prolongation of existing loans and unconditionally revocable committed credit lines, and forward starting

reverse repurchase
and securities borrowing agreements.

4 Internal management view of credit risk, which differs in certain respects from IFRS.

5 As counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment Bank, Non-core and Legacy and Group Items is provided.

6 Unconditionally revocable committed credit lines.

Collateralization of Loans and advances to customers
1
Global Wealth Management Personal & Corporate Banking
USD m, except where indicated 30.9.23 30.6.23 30.9.23 30.6.23
Secured by collateral

207,489

212,280

144,491

145,375
Residential real estate

64,066

64,178

115,600

116,429
Commercial / industrial real estate

4,956

4,990

20,979

21,291
Cash

23,794

25,884

2,906

3,046
Equity and debt instruments

97,242

101,435

2,168

2,191
Other collateral

17,431

15,792

2,838

2,418
Subject to guarantees

77

103

2,568

2,669
Uncollateralized and not subject to guarantees

2,643

2,504

14,269

14,677
Total loans and advances to customers, gross

210,209

214,887

161,328

162,721
Allowances

(154)

(154)

(582)

(601)
Total loans and advances to customers, net of allowances

210,056

214,733

160,746

162,120
Collateralized loans and advances to customers in % of total loans and advances to customers, gross (%)

98.7

98.8

89.6

89.3
1 Collateral arrangements generally incorporate a range

of collateral, including cash, securities, real estate and other collateral. UBS AG applies a risk-based approach that generally prioritizes collateral according to
its liquidity profile.

UBS AG third quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

26
Market risk
UBS AG

consolidated

continued

to

maintain

generally

low

levels

of

management

value-at-risk

(VaR).

Average
management

VaR

(1-day,

95%

confidence level)

increased

from

USD 13m

to

USD 17m

at

the

end

of

the

third
quarter of 2023 driven by Global Markets in

the Investment Bank.
There were

no

new VaR

negative backtesting

exceptions in

the

third quarter

of 2023.

The

number of

negative
backtesting exceptions within

the most

recent 250-business-day window

decreased from one

to zero.

The Swiss
Financial Market Supervisory Authority (FINMA) VaR multiplier derived from backtesting exceptions for market risk
risk-weighted assets was unchanged compared

with the prior quarter, at 3.0.
Management value-at-risk (1-day, 95% confidence, 5 years of historical data) of the business divisions and
Group Items by general market risk type
1
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management

1

2

1

1

0

1

2

0

0
Personal & Corporate Banking

0

0

0

0

0

0

0

0

0
Asset Management

0

0

0

0

0

0

0

0

0
Investment Bank

8

23

14

16

12

10

5

2

3
Non-core and Legacy

1

2

1

1

0

1

1

0

0
Group Items

4

5

4

4

1

3

4

1

0
Diversification effect
2,3

(5)

(5)

(1)

(4)

(4)

(1)

0
Total as of 30.9.23

10

25

15

17

12

11

7

2

3
Total as of 30.6.23

7

20

18

13

8

11

6

2

3
1 Statistics at individual levels may not be summed

to deduce the corresponding aggregate figures. The

minima and maxima for each level may occur

on different days, and, likewise,

the value-at-risk (VaR) for each
business line or risk type, being driven

by the extreme loss tail of the corresponding

distribution of simulated profits and losses

for that business line or risk type,

may well be driven by different days in

the historical
time series, rendering invalid the simple summation of figures to arrive at the aggregate total.

2 The difference between the sum of the standalone VaR for the business divisions and Group Items and the total VaR.

3 As the minima and maxima for different business divisions and Group Items occur on different days, it is not meaningful to calculate a portfolio diversification effect.
Economic value of equity and net interest income

sensitivity
The economic value of

equity (EVE) sensitivity in

the banking book of

UBS AG to a

+1 basis point

parallel shift in
yield curves was

negative USD 24.8m

as of 30 September

2023, compared with

negative USD 23.5m

as of 30 June
2023.

This

excludes

the

sensitivity of

USD 2.5m

from additional

tier 1

(AT1)

capital

instruments

(as

per

specific
FINMA requirements)

in contrast

to general

Basel Committee

on Banking

Supervision (BCBS)

guidance. The

quarter-
on-quarter change was driven by a longer modeled

duration assigned to its own equity.
The majority of UBS AG’s interest rate risk in the banking book is a reflection of the net asset duration that it runs to offset its modeled sensitivity of net USD 20.3m (30 June 2023: USD

18.8m) assigned to its equity, goodwill and
real estate,

with the

aim of

generating a

stable net

interest income

contribution.

Of this, USD

14.4m and

USD 4.9m
are

attributable

to

the

US

dollar

and

the

Swiss

franc

portfolios,

respectively,

(30 June

2023:

USD 12.8m

and
USD 5.1m, respectively).

In addition to the

sensitivity mentioned

above, UBS AG calculates

the six interest

rate shock scenarios

prescribed by
FINMA. The “Parallel up”

scenario, assuming all positions

were fair valued,

was the most

severe and would have
resulted in

a change in

EVE of

negative USD 4.6bn,

or 8.4%,

of UBS AG’s

tier 1 capital

(30 June 2023: negative
USD 4.4bn, or

7.9%), which

is well below

the 15%

threshold as

per the

BCBS supervisory

outlier test

for high

levels
of interest rate risk in the banking book.

The immediate effect

on UBS AG’s tier 1

capital in the

“Parallel up” scenario

as of 30 September

2023 would have
been

a

decrease

of USD 0.6bn,

or

1.0%

(30 June 2023:

USD 0.4bn,

or

0.7%), reflecting

the fact

that

the vast
majority of its

banking book is

accrual accounted

or subject to

hedge accounting.

The “Parallel up”

scenario would
subsequently have

a positive

effect on net

interest income,

assuming a constant

balance sheet.

UBS AG also

applies
granular

internal

interest

rate

shock

scenarios to

its

banking

book

positions

to monitor

the

book’s

specific

risk
profile.

UBS AG third quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

27
Interest rate risk – banking book
30.9.23
USD m
Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1) capital
instruments Total
+1 bp

(4.0)

(0.7)

0.0

(20.2)

0.1

(24.8)

2.5

(22.2)
Parallel up
2

(562.9)

(140.8)

7.9

(3,906.8)

(10.9)

(4,613.6)

476.3

(4,137.2)
Parallel down
2

630.8

151.8

(15.6)

4,110.1

11.4

4,888.6

(525.9)

4,362.7
Steepener
3

(268.9)

(8.4)

(12.2)

(954.4)

(18.2)

(1,262.1)

(54.8)

(1,316.9)
Flattener
4

159.0

(13.6)

12.7

49.7

13.5

221.3

161.0

382.3
Short-term up
5

(67.7)

(54.6)

15.1

(1,563.3)

5.3

(1,665.2)

342.8

(1,322.4)
Short-term down
6

71.7

58.0

(15.2)

1,677.6

(7.2)

1,784.9

(357.7)

1,427.2
30.6.23
USD m
Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1) capital
instruments Total
+1 bp

(4.3)

(0.9)

(0.1)

(18.3)

0.0

(23.5)

2.8

(20.7)
Parallel up
2

(607.7)

(157.2)

(27.8)

(3,561.0)

(18.5)

(4,372.3)

534.2

(3,838.1)
Parallel down
2

676.1

186.3

18.5

3,575.6

18.6

4,475.0

(573.7)

3,901.3
Steepener
3

(252.9)

(24.9)

17.9

(917.7)

(11.7)

(1,189.4)

(53.5)

(1,242.9)
Flattener
4

135.6

(1.1)

(23.9)

70.7

6.6

187.9

171.2

359.0
Short-term up
5

(102.2)

(49.5)

(29.5)

(1,374.6)

(2.8)

(1,558.6)

374.3

(1,184.3)
Short-term down
6

106.5

52.4

29.6

1,495.3

3.0

1,686.7

(388.2)

1,298.6
1 Economic value

of equity.

2 Rates across

all tenors move

by ±150 bps

for Swiss franc,

±200 bps for

euro and US

dollar, and

±250 bps for

pound sterling.

3 Short-term rates

decrease and long-term

rates
increase.

4 Short-term rates increase and long-term rates decrease.

5 Short-term rates increase more than long-term rates.

6 Short-term rates decrease more than long-term rates.
Country risk

UBS AG remains watchful of a range of geopolitical developments and political changes in a number of countries,
as well as international tensions

arising from the Russia–Ukraine

war, the escalating conflict in the

Middle East and
US–China

trade

relations.

UBS AG’s

direct

exposure

to

Israel

is

USD 0.1bn,

mainly

from

collateralized

over-the-
counter derivatives exposure to Israeli banks. Direct exposure to Gulf Cooperation Council countries is USD 2.1bn,
while direct exposure to Egypt,

Jordan and Lebanon is limited,

and there is no direct

exposure to Iran, Iraq or Syria.
UBS AG’s direct exposure

to Russia, Belarus

and Ukraine is immaterial,

and potential second-order

impacts, such as
European

energy

security,

continue

to

be

monitored.

UBS AG

has

significant

country

risk

exposure

to

major
European economies, including France, Germany

and the UK.
Inflation has abated to some extent in major Western economies, though there are still concerns regarding future developments,

and central banks’ monetary policy

is in the spotlight. The

potential for “higher-for-longer”

interest
rates

raises

the

prospect

of

a

global

recession,

particularly

as

Chinese

economic

growth

has

been

muted.

This
combination

of

factors

translates

into

a

more

uncertain

and

volatile

environment,

which

increases

the

risk

of
financial market disruptions.

UBS AG continues

to monitor

potential trade

policy disputes,

as well

as economic

and political

developments in
addition to those mentioned above. In 2023, several

emerging markets have faced economic, political and

market
pressures, particularly

in light

of interest

rate hikes

and a

stronger US

dollar. UBS AG’s

exposure to

emerging market
countries is 4% of its total country exposure,

mainly in Asia.
›
Refer to the “Risk management and control” section of the Annual Report 2022 for more information on a
UBS Group AG consolidated basis

UBS AG third quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

28
Non-financial risk
1
UBS is actively

managing the

non-financial risks

emerging from

the acquisition

of the

Credit Suisse

Group, including
the current operation of dual corporate structures, and the scale, pace and complexity of the required integration
activities. These activities continue to be managed by

our program run by the Group

Integration Office. We place
an

increased

focus

on

maintaining

and

enhancing

our

control

environment

and

continue

to

cooperate

with
regulators

to

submit

and

execute

implementation

plans

to

meet

regulatory

requirements,

including

regulatory
remediation requirements applicable to Credit Suisse AG. In

addition, the Group is closely

monitoring operational
risk indicators, including attrition, to detect any

potential for adverse impacts on the

control environment.

There is an

increased risk

of cyber-related

operational disruption

to business activities

at our locations

and / or

those
of third

parties due

to operating

an enlarged

group of

entities. This

is

combined with

the increasingly

dynamic
threat environment,

which is

intensified by current

geopolitical factors

and evidenced

by the increased

volumes and
sophistication of cyberattacks against financial

institutions globally.

UBS

was not

affected by

significant cyber

events in

the third

quarter of

2023

but, due

to the

high threat

level
observed,

remains

on

heightened

alert

to

respond

to

and

mitigate

new

threats.

Given

this

backdrop,

we

are
continuing

to

invest

in

improving

our

technology

infrastructure

to

enhance

our

information

security

and

data
protection and improve

our defense, detection

and response capabilities

against cyberattacks,

including addressing
regulatory expectations and

advancing overall organizational

development. In addition,

the Group

faces multiple
related

regulatory

deadlines

to

enhance

operational

resilience

between

2023

and

2026.

To

that

end,

a

global
framework

designed

to

drive

enhancements

in

operational

resilience

continues

to

be

implemented

across

all
business divisions

and jurisdictions,

as well as

being provided to

third parties, including

third-party vendors,

that are
of critical importance to us.
Following a post-incident review of the

ION XTP ransomware attack, we are

proceeding with improvements to our
frameworks for managing third parties that support

our important business services and continue with

actions to
enhance our cyber-risk assessments and controls

over third-party vendors.
The increasing interest

in data-driven

advisory processes,

and use of

artificial intelligence

(AI) and machine

learning,
is opening up new questions

related to the fairness of

AI algorithms, data life cycle

management, data ethics,

data
privacy and

security, and

records management.

We seek

to enhance

our frameworks

to implement

controls for
these risks

and to

meet regulatory expectations.

In addition,

new risks

continue to emerge,

such as

those which
result

from

the

demand

from

our

clients

for

distributed

ledger

technology,

blockchain-based

assets

and
cryptocurrencies; although we currently

have limited exposure

to such risks,

and relevant control

frameworks for
them are implemented and reviewed on a regular

basis as they evolve.
Competition to

find new

business opportunities

across the

financial services

sector, both

for firms

and for

customers,
is increasing, particularly during

periods of market volatility

and rising interest rates.

Thus, suitability risk, product
selection, cross-divisional

service offerings,

quality of advice

and price

transparency also

remain areas

of heightened
focus for UBS and for the industry as a whole.
Sustainable investing,

and major

legislation, such

as the

Consumer Duty

Regulation in

the United

Kingdom, the
Swiss Financial Services Act (FIDLEG) in Switzerland, Regulation Best Interest (Reg BI) in the US and the Markets in
Financial

Instruments

Directive

II

(MiFID II)

in

the

EU,

all

significantly

affect

the

industry

and

have

required
adjustments to control processes.
Cross-border

risk

remains

an

area

of

regulatory

attention

for

global

financial

institutions,

including

a

focus

on
market access, such as third-country market access

into the European Economic Area, and taxation

of US persons.
Unintended permanent establishment remains an area of ongoing attention and the risk that tax authorities may,
on

the

basis

of

new

interpretations

of

existing

law,

seek

to

impose

taxation.

We

maintain

a

series

of

controls
designed to address these risks, and we are

increasing the number of controls that

are automated.

UBS AG third quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

29
Financial crime, including

money laundering, terrorist

financing, sanctions violations,

fraud, bribery and corruption,
continues

to

present

a

major

risk,

as

technological

innovation

and

geopolitical

developments

increase

the
complexity of

doing business

and heightened

regulatory attention

continues. An

effective financial

crime prevention
program

therefore

remains

essential

for

UBS.

Money

laundering

and

financial

fraud

techniques

are

becoming
increasingly

sophisticated, and

geopolitical

volatility

makes

the

sanctions

landscape

more

complex,

such

as

the
extensive and

continuously evolving

sanctions arising

from the

Russia–Ukraine war,

which also

requires constant
attention to prevent circumvention risks.
In the US, the

Office of the Comptroller of

the Currency (the OCC) issued

a Cease and Desist Order

against us in
May

2018

relating

to

our

US

branch

anti-money-laundering

(AML)

and

know-your-client

(KYC)

programs.

In
response, we

initiated an

extensive program

for the

purpose of

ensuring sustainable

remediation of

US-relevant
Bank Secrecy Act / AML issues across all our

US legal entities. We have introduced significant

improvements to the
framework and continue to evolve it in

response to new and emerging risks.
We continue to focus on strategic enhancements

to our global AML, KYC and sanctions programs.
In

September

2022,

the

Securities

and

Exchange

Commission

(the

SEC)

and

the

Commodity

Futures

Trading
Commission (the CFTC)

issued settlement

orders relating to

communications recordkeeping

requirements in

our US
broker-dealers

and

our

registered swap

dealers. In

response, we

continue

to

focus

on

a

program

to

remediate
identified shortcomings.
1

“UBS,” “we” and “our” for purposes of this sub-section refer to UBS AG and its consolidated subsidiaries, as applicable.

UBS AG third quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

30
Capital management
The disclosures

in this

section are

provided for

UBS AG on

a consolidated

basis and

focus on

key developments
during

the

reporting period

and

information in

accordance with

the

Basel III

framework, as

applicable to

Swiss
systemically relevant

banks (SRBs). They

should be read

in conjunction with

“Capital management”

in the “Capital,
liquidity and

funding, and

balance sheet”

section of

the Annual

Report 2022,

which provides

more information
about relevant capital

management objectives,

planning and activities,

as well as

the Swiss SRB

total loss-absorbing
capacity framework, on a UBS Group AG consolidated

basis.
UBS AG

has

contributed a

significant portion

of capital

to, and

provides substantial

liquidity to,

its

subsidiaries.
Many

of

these

subsidiaries are

subject

to

regulations

requiring

compliance with

minimum

capital,

liquidity and
similar requirements.
›
Refer to the 30 September 2023 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about additional regulatory disclosures for UBS Group AG on a consolidated basis, as well as its significant regulated subsidiaries and sub-groups
Swiss SRB going and gone concern requirements and information
As of 30.9.23 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.73
1

47,316

5.00
1

52,105
Common equity tier 1 capital

10.43

33,508

3.50
2

36,474
of which: minimum capital

4.50

14,451

1.50

15,632
of which: buffer capital

5.50

17,662

2.00

20,842
of which: countercyclical buffer

0.43

1,394
Maximum additional tier 1 capital

4.30

13,809

1.50

15,632
of which: additional tier 1 capital

3.50

11,240

1.50

15,632
of which: additional tier 1 buffer capital

0.80

2,569
Eligible going concern capital
Total going concern capital

17.14

55,037

5.28

55,037
Common equity tier 1 capital

13.51

43,378

4.16

43,378
Total loss-absorbing additional tier 1 capital

3.63

11,660

1.12

11,660
of which: high-trigger loss-absorbing additional tier 1 capital

3.26

10,466

1.00

10,466
of which: low-trigger loss-absorbing additional tier 1 capital
3

0.37

1,194

0.11

1,194
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73

34,442

3.75

39,079
of which: base requirement including add-ons for market share and LRD

10.73
7

34,442

3.75
7

39,079
Eligible gone concern capital
Total gone concern loss-absorbing capacity

16.61

53,349

5.12

53,349
Total tier 2 capital

0.17

536

0.05

536
of which: non-Basel III-compliant tier 2 capital

0.17

536

0.05

536
TLAC-eligible senior unsecured debt

16.45

52,814

5.07

52,814
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.46

81,758

8.75

91,184
Eligible total loss-absorbing capacity

33.75

108,387

10.40

108,387
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

321,134
Leverage ratio denominator

1,042,106
1 Includes

applicable add-ons

of 1.44%

for risk-weighted

assets (RWA)

and 0.50%

for leverage

ratio denominator

(LRD).

2 Our

minimum CET1

leverage ratio

requirement of

3.5% consists

of a

1.5% base
requirement, a 1.5%

base buffer capital

requirement, a 0.25%

LRD add-on requirement

and a 0.25%

market share

add-on requirement based

on our

Swiss credit business.

3 Existing outstanding

low-trigger
additional tier 1 capital instruments qualify as going concern capital at the UBS AG consolidated level, as agreed with FINMA, until their first call date.

As of their first call date, these instruments are eligible to meet the gone concern

requirements.

4 A maximum of

25% of the

gone concern requirements

can be met

with instruments that

have a remaining

maturity of between

one and two

years. Once at

least 75% of

the
minimum gone concern requirement

has been met with

instruments that have a remaining

maturity of greater than

two years, all

instruments that have a

remaining maturity of between one

and two years remain
eligible to be included in the total gone

concern capital.

5 From 1 January 2023, the

resolvability discount on the gone concern

capital requirements for systemically important banks (SIBs)

has been replaced with
reduced base gone

concern capital requirements

equivalent to 75%

of the total

going concern requirements

(excluding countercyclical buffer

requirements).

6 As of

July 2024, FINMA

will have the

authority to
impose a surcharge of up to 25% of the

total going concern capital requirements should

obstacles to an SIB’s resolvability

be identified in future resolvability assessments.

7 Includes applicable add-ons of 1.08%
for RWA and 0.38% for LRD.

UBS AG third quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

31
UBS AG,

on

a

consolidated basis,

is

subject

to

the

going

and

gone

concern

requirements of

the

Swiss

Capital
Adequacy Ordinance

that include

the too-big-to-fail

(TBTF) provisions

applicable to

Swiss SRBs.

The table

above
provides the

risk-weighted asset

(RWA)- and leverage

ratio denominator

(LRD)-based requirements

and information
as of 30 September 2023.
In November

2022, the

Swiss Federal

Council adopted

amendments to

the Banking

Act and

the Banking

Ordinance,
which entered into

force as of

1 January 2023. The

amendments replaced the resolvability

discount on the

gone
concern

capital

requirements

for

systemically

important

banks

(SIBs),

including

UBS,

with

reduced

base

gone
concern capital requirements

equivalent to 75%

of the total

going concern

requirements (excluding

countercyclical
buffer requirements).

In addition,

as of

July 2024,

the Swiss

Financial Market

Supervisory Authority

(FINMA) will
have the authority to impose a surcharge of up

to 25% of the total going concern capital

requirements based on
obstacles to

an SIB’s

resolvability identified in

future resolvability

assessments. UBS AG’s consolidated

total gone
concern requirements remained substantially

unchanged in the third quarter of 2023

as a result of these changes.

UBS AG and UBS Switzerland AG are subject

to going and gone concern requirements

on a standalone basis.
Total loss-absorbing capacity
The table below provides Swiss SRB going and gone concern information based on the Swiss SRB framework and
requirements that are discussed under “Capital management” in the “Capital, liquidity and funding, and balance
sheet”

section

of

the

Annual

Report

2022.

Changes

to

the

Swiss

SRB

framework

and

requirements

after

the
publication

of the Annual Report 2022 are described

above.
Swiss SRB going and gone concern information
USD m, except where indicated 30.9.23 30.6.23 31.12.22
Eligible going concern capital
Total going concern capital

55,037

55,017

54,770
Total tier 1 capital

55,037

55,017

54,770
Common equity tier 1 capital

43,378

43,300

42,929
Total loss-absorbing additional tier 1 capital

11,660

11,718

11,841
of which: high-trigger loss-absorbing additional tier 1 capital

10,466

10,528

10,654
of which: low-trigger loss-absorbing additional tier 1 capital

1,194

1,189

1,187
Eligible gone concern capital
Total gone concern loss-absorbing capacity

53,349

51,572

46,991
Total tier 2 capital

536

539

2,958
of which: low-trigger loss-absorbing tier 2 capital

0

0

2,422
of which: non-Basel III-compliant tier 2 capital

536

539

536
TLAC-eligible senior unsecured debt

52,814

51,033

44,033
Total loss-absorbing capacity
Total loss-absorbing capacity

108,387

106,589

101,761
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

321,134

323,406

317,823
Leverage ratio denominator

1,042,106

1,048,313

1,029,561
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

17.1

17.0

17.2
of which: common equity tier 1 capital ratio

13.5

13.4

13.5
Gone concern loss-absorbing capacity ratio

16.6

15.9

14.8
Total loss-absorbing capacity ratio

33.8

33.0

32.0
Leverage ratios (%)
Going concern leverage ratio

5.3

5.2

5.3
of which: common equity tier 1 leverage ratio

4.2

4.1

4.2
Gone concern leverage ratio

5.1

4.9

4.6
Total loss-absorbing capacity leverage ratio

10.4

10.2

9.9

UBS AG third quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

32
Total loss-absorbing capacity and movement

Total loss-absorbing capacity (TLAC) increased

by USD 1.8bn to USD 108.4bn in the third

quarter of 2023.
Going concern capital and movement
Going

concern

capital

was

broadly

stable

at

USD 55.0bn.

Common

equity

tier 1

(CET1)

capital

increased

by
USD 0.1bn

to

USD 43.4bn,

mainly

reflecting

operating

profit

before

tax

of

USD 1.3bn,

offset

by

current

tax
expenses

of

USD 0.5bn,

additional

dividend

accruals

of

USD 0.5bn

and

negative

effects

from

foreign

currency
translation of USD 0.4bn.
Additional tier 1

capital decreased

by USD 0.1bn

to USD 11.7bn,

reflecting interest

rate risk

hedge, foreign

currency
translation and other effects.
Gone concern loss-absorbing capacity and movement
Total

gone

concern

loss-absorbing

capacity

increased

by

USD 1.8bn

to

USD 53.3bn,

mainly

due

to

three

new
issuances of TLAC-eligible senior

unsecured debt denominated

in US dollars of USD 4.5bn,

partly offset by a

call of
one TLAC-eligible

unsecured debt

instrument denominated

in US

dollars of

USD 1.3bn, and

interest rate

risk hedge,
foreign currency translation and other effects. On 18 October 2023,

UBS announced that it would redeem TLAC-
eligible senior unsecured debt

on 8 November 2023

(ISIN CH0445624981 with a

nominal amount of

JPY 130bn,
issued on 9 November 2018).

This instrument remained eligible as

gone concern capital as of

30 September 2023.
›
Refer to “Bondholder information” at

ubs.com/investors
for more information about the eligibility of capital and
senior unsecured debt instruments and about key features and terms and conditions of capital instruments
Loss-absorbing capacity and leverage ratios
The CET1 capital ratio increased to 13.5%

from 13.4%, mainly reflecting a USD 2.3bn decrease

in RWA.

The CET1 leverage ratio increased to 4.2%

from 4.1%, largely due to a USD 6.2bn decrease

in the LRD.
The gone

concern loss-absorbing

capacity ratio

increased to

16.6% from

15.9%, mainly

due to

the aforementioned
increase in gone concern loss-absorbing capacity.

The gone concern leverage

ratio increased to

5.1% from 4.9%, mainly

reflecting the aforementioned increase in
gone concern loss-absorbing capacity.
Swiss SRB total loss-absorbing capacity movement
USD m
Going concern capital Swiss SRB
Common equity tier 1 capital as of 30.6.23

43,300
Operating profit before tax

1,275
Current tax (expense) / benefit

(484)
Foreign currency translation effects, before tax

(352)
Other
1

(362)
Common equity tier 1 capital as of 30.9.23

43,378
Loss-absorbing additional tier 1 capital as of 30.6.23

11,718
Interest rate risk hedge, foreign currency translation and other effects

(58)
Loss-absorbing additional tier 1 capital as of 30.9.23

11,660
Total going concern capital as of 30.6.23

55,017
Total going concern capital as of 30.9.23

55,037
Gone concern loss-absorbing capacity
Tier 2 capital as of 30.6.23

539
Interest rate risk hedge, foreign currency translation and other effects

(4)
Tier 2 capital as of 30.9.23

536
TLAC-eligible senior unsecured debt as of 30.6.23

51,033
Issuance of TLAC-eligible senior unsecured debt

4,500
Call of TLAC-eligible senior unsecured debt

(1,300)
Interest rate risk hedge, foreign currency translation and other effects

(1,419)
TLAC-eligible senior unsecured debt as of 30.9.23

52,814
Total gone concern loss-absorbing capacity as of 30.6.23

51,572
Total gone concern loss-absorbing capacity as of 30.9.23

53,349
Total loss-absorbing capacity
Total loss-absorbing capacity as of 30.6.23

106,589
Total loss-absorbing capacity as of 30.9.23

108,387
1 Includes dividend accruals for the current year (negative USD 0.5bn) and movements related to other items.

UBS AG third quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

33
Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital
USD m 30.9.23 30.6.23 31.12.22
Total IFRS equity

53,181

53,274

56,940
Equity attributable to non-controlling interests

(345)

(352)

(342)
Defined benefit plans, net of tax

(379)

(388)

(311)
Deferred tax assets recognized for tax loss carry-forwards

(3,734)

(3,903)

(4,077)
Deferred tax assets for unused tax credits

(245)

(117)
Deferred tax assets on temporary differences, excess over threshold

(462)

(319)

(262)
Goodwill, net of tax
1

(5,736)

(5,761)

(5,754)
Intangible assets, net of tax

(139)

(149)

(150)
Expected losses on advanced internal ratings-based portfolio less provisions

(492)

(480)

(471)
Unrealized (gains) / losses from cash flow hedges, net of tax

4,560

4,218

4,234
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax

(92)

(391)

(523)
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date

(86)

(95)

(105)
Prudential valuation adjustments

(176)

(207)

(201)
Accruals for dividends to shareholders for 2022

(6,000)
Other
2

(2,477)

(2,030)

(51)
Total common equity tier 1 capital

43,378

43,300

42,929
1 Includes goodwill related to significant investments in financial institutions of USD 19m as of 30 September 2023 (USD 19m as of 30 June 2023; USD 20m as of 31 December 2022) presented on the balance sheet line Investments in associates.

2 Includes dividend accruals for the current year and other items.

Additional information
Sensitivity to currency movements

Risk-weighted assets
UBS AG estimates that a

10% depreciation of

the US dollar against

other currencies would

have increased its

RWA
by

USD 14bn

and

its

CET1

capital

by

USD 1.4bn

as

of

30 September

2023

(30 June

2023:

USD 14bn

and
USD 1.4bn,

respectively)

and

decreased

its

CET1

capital

ratio

14 basis

points

(30 June

2023:

13 basis

points).
Conversely,

a

10%

appreciation

of

the

US

dollar

against

other

currencies

would

have

decreased

its

RWA

by
USD 12bn and

its CET1 capital

by USD 1.3bn

(30 June 2023:

USD 13bn and

USD 1.3bn, respectively)

and increased
its CET1 capital ratio 13 basis points (30 June 2023:

13 basis points).
Leverage ratio denominator
UBS AG estimates that a 10% depreciation of the US dollar against other currencies would have increased its LRD by USD 63bn as of 30 September 2023 (30 June 2023: USD 63bn) and decreased its CET1 leverage ratio 11 basis
points (30 June

2023: 11 basis

points). Conversely, a

10% appreciation of

the US

dollar against other

currencies
would

have

decreased

its

LRD

by

USD 57bn

(30 June

2023:

USD 57bn)

and

increased

its

CET1

leverage

ratio
11 basis points (30 June 2023: 11 basis points).
The aforementioned

sensitivities do

not consider

foreign currency

translation effects

related to

defined benefit

plans
other than those related to the currency

translation of the net equity of foreign operations.
›
Refer to “Active management of sensitivity to foreign exchange movements” under “Capital management” in the
“Capital, liquidity and funding, and balance sheet” section of the Annual Report 2022 for more information on a
UBS Group AG consolidated basis
Estimated effect on capital from litigation,

regulatory and similar matters subject to provisions

and contingent
liabilities
The estimated

loss in capital

that UBS AG

could incur

as a result

of the risks

associated with

the matters

is described
in “Note 15 Provisions and contingent liabilities”

in the “Consolidated financial statements” section

of this report.
UBS AG has employed for

this purpose the advanced

measurement approach (AMA) methodology that UBS

uses
when determining the capital requirements associated

with operational risks, based

on a 99.9% confidence level
over a

12-month horizon.

The methodology

takes into

consideration UBS

and industry

experience for

the AMA
operational risk categories to which

those matters correspond, as well as

the external environment affecting risks
of these types,

in isolation from

other areas. On

this basis, the

maximum loss in

capital that it

could incur over

a
12-month period

as a

result of

the risks

associated with

these operational

risk categories

has been

estimated at
USD 4.0bn as of 30 September

2023. This estimate is not

related to and does not take

into account any provisions
recognized for any of these matters and does not constitute a subjective assessment of the actual exposure in any of these matters.
›
Refer to “Non-financial risk” in the “Risk management and control” section of the Annual Report 2022 for more information on a UBS Group AG consolidated basis
›
Refer to “Note 15 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information

UBS AG third quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

34
Risk-weighted assets

During the

third quarter

of 2023,

RWA decreased

by USD 2.3bn

to USD 321.1bn,

reflecting decreases

of USD 4.4bn
from model

updates and

USD 3.1bn from

currency effects, partly

offset by

an increase

of USD 5.2bn

from asset
size and other movements.
Movement in risk-weighted assets by key driver
USD bn
RWA as of
30.6.23
Currency
effects
Methodology
and policy
changes
Model
updates /
changes
Regulatory
add-ons
Asset size
and other
1
RWA as of
30.9.23
Credit and counterparty credit risk
2

205.5

(3.0)

0.4

4.0

207.0
Non-counterparty-related risk
3

22.4

(0.1)

(0.1)

22.1
Market risk

14.1

0.1

1.3

15.5
Operational risk

81.4

(4.9)

76.5
Total

323.4

(3.1)

(4.4)

5.2

321.1
1 Includes the Pillar

3 categories “Asset

size,” “Credit

quality of counterparties,”

“Acquisitions and

disposals” and “Other.”

For more information,

refer to the 30

September 2023 Pillar

3 Report, available

under
“Pillar 3 disclosures” at ubs.com/investors.

2 Includes settlement risk, credit valuation adjustments, equity and investments in funds exposures in the banking book, and securitization exposures in the banking book.

3 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences, property,

equipment, software and other items.
Credit and counterparty credit risk
Credit and counterparty credit risk RWA were USD 207.0bn as of 30 September 2023. The increase of USD 1.5bn included a decrease related to currency effects

of USD 3.0bn.

Asset size and other movements resulted in

a USD 4.0bn increase in RWA.

–
Global Wealth Management RWA increased by USD 1.3bn, mainly due to higher RWA from loan balances that
carry a higher risk weighting when measured

under the standardized approach.
–
Personal & Corporate Banking RWA increased

by USD 1.1bn, primarily driven by higher

RWA from loans.
–
Investment Bank

RWA increased

by USD 0.7bn,

mainly due

to an

increase in

RWA from

loan commitments,

partly
offset by lower RWA from securities financing

transactions.
–
Group Items RWA increased by USD 1.1bn,

mainly driven by higher RWA from nostro

accounts, derivatives,

and
securities financing transactions.
– Asset Management RWA increased by USD 0.1bn.
–
Non-core and Legacy RWA decreased by

USD 0.2bn.

Model updates resulted in an RWA increase of USD 0.4bn.

RWA increases of USD 1.0bn related to the phase-in of
model

updates for

hedge funds,

USD 0.5bn related

to

updates

to

the Lombard

model,

USD 0.3bn related

to

a
model update for

income-producing real estate and

USD 0.3bn related to the

Swiss corporate model

were partly
offset

by

an

RWA

decrease

of

USD 1.5bn

related

to

the

recalibration

of

certain

multipliers

as

a

result

of
improvements to models. The remaining variance

was spread across various small model updates.
›
Refer to the “Risk management and control” section of this report for more information
›
Refer to the 30 September 2023 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information on a UBS Group AG consolidated basis

›
Refer to “Credit risk models” in the “Risk management and control” section of the Annual Report 2022 for more information on a UBS Group AG consolidated basis
›
Refer to the “Recent developments” section of this report for more information about the Non-core and Legacy business division
Market risk
Market risk

RWA increased

by USD

1.4bn to

USD 15.5bn in

the third

quarter of

2023, driven

by an

increase of
USD 1.3bn from

asset size

and

other movements

in

Global Markets

in

the Investment

Bank

and

an increase

of
USD 0.1bn related

to ongoing

parameter updates

of the

value-at-risk (VaR)

model. UBS

is in

discussions with

FINMA
regarding the integration of time decay into

the regulatory VaR, which would replace

the current add-on.
›
Refer to the “Risk management and control” section of this report for more information
›
Refer to the 30 September 2023 Pillar 3 Report, available under “Pillar 3 disclosures” at

ubs.com/investors,

for more
information on a UBS Group AG consolidated basis
›
Refer to ”Market risk” in the “Risk management and control” section of the Annual Report 2022 for more information on a UBS Group AG consolidated basis

UBS AG third quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

35
Operational risk
Operational

risk

RWA

decreased

by

USD

4.9bn

to

USD 76.5bn.

In

the

second

quarter

of

2023

we

reflected
diversification

effects

at

the

level

of

UBS

Group

AG

consolidated,

which

were

allocated

partly

to

UBS

AG
consolidated in the

third quarter of

2023. Furthermore, in

the third quarter of

2023, we updated our

methodology
that we use to allocate

operational risk RWA

to the business divisions

and Group Items. The

updated methodology
has been prospectively applied starting with

the third quarter of 2023.
›
Refer to “Integration of Credit Suisse” in the “Recent developments” section of the UBS Group third quarter 2023 for more information about the updated allocation of operational risk RWA to the business divisions and Group
Items
›
Refer to “Note 15 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about the French cross-border matter
›
Refer to “Non-financial risk” in the “Risk management and control” section of the Annual Report 2022 for information about the advanced measurement approach model on a UBS Group AG consolidated basis
Risk-weighted assets by business division and Group Items
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy
1
Group

Items
1
Total
RWA
30.9.23
Credit and counterparty credit risk
2

71.4

70.0

2.4

55.4

1.4

6.4

207.0
Non-counterparty-related risk
3

5.5

1.8

0.6

3.7

0.0

10.5

22.1
Market risk

1.4

0.0

11.9

1.6

0.6

15.5
Operational risk

30.2

10.3

3.8

13.1

15.8

3.3

76.5
Total

108.5

82.1

6.8

84.2

18.8

20.7

321.1
30.6.23
Credit and counterparty credit risk
2

70.1

69.7

2.3

56.2

2.1

5.2

205.5
Non-counterparty-related risk
3

5.7

1.9

0.6

3.8

0.0

10.4

22.4
Market risk

1.7

0.0

10.4

0.7

1.4

14.1
Operational risk

37.6

9.1

3.2

21.3

10.1

81.4
Total

115.1

80.7

6.0

91.7

12.9

17.0

323.4
30.9.23 vs 30.6.23
Credit and counterparty credit risk
2

1.3

0.3

0.1

(0.7)

(0.6)

1.2

1.5
Non-counterparty-related risk
3

(0.2)

(0.1)

0.0

(0.1)

0.0

0.1

(0.3)
Market risk

(0.2)

0.0

1.5

0.9

(0.8)

1.4
Operational risk

(7.4)

1.1

0.6

(8.2)

5.6

3.3

(4.9)
Total

(6.6)

1.4

0.7

(7.5)

5.9

3.8

(2.3)
1 Starting with the third quarter of 2023, Non-core and Legacy represents a separate reportable segment and Group Functions has been renamed Group Items. Prior periods have been revised to reflect these changes.

2 Includes settlement risk, credit valuation adjustments,

equity and investments in funds exposures in the

banking book, and securitization exposures in the

banking book.

3 Non-counterparty-related risk includes
deferred tax assets recognized for temporary differences (30 September 2023:

USD 11.0bn; 30 June 2023: USD 10.9bn), as well as property,

equipment, software and other items (30 September 2023: USD

11.1bn;
30 June 2023: USD 11.5bn).

Leverage ratio denominator
During the third

quarter of 2023,

the LRD decreased by

USD 6.2bn to USD 1,042.1bn, driven

by currency effects
of USD 14.4bn, partly offset by asset size and other

movements of USD 8.2bn.
Movement in leverage ratio denominator by key driver
USD bn
LRD as of

30.6.23
Currency

effects
Asset size and

other
LRD as of

30.9.23
On-balance sheet exposures (excluding derivatives and securities financing transactions)
1

833.5

(11.7)

(1.0)

820.8
Derivatives

93.1

(1.4)

7.2

98.9
Securities financing transactions

98.3

(0.9)

2.0

99.4
Off-balance sheet items

34.5

(0.4)

0.1

34.1
Deduction items

(11.1)

0.0

(0.1)

(11.2)
Total

1,048.3

(14.4)

8.2

1,042.1
1 The exposures exclude derivative financial

instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans, as

well as prime brokerage receivables
and financial assets at fair value not held for trading, both related to securities financing transactions.

These exposures are presented separately under Derivatives and Securities financing transactions in this table.

UBS AG third quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

36
The LRD movements described below exclude

currency

effects.

On-balance sheet exposures decreased by USD 1.0bn, mainly due to lower lending balances and trading portfolio
assets, partly offset by higher central bank balances

and high-quality liquid asset securities.
Derivative

exposures

increased

by

USD 7.2bn,

mainly

due

to

market-driven

movements

on

foreign-currency
contracts and higher trading volumes in equity

contracts in the Investment Bank.
Securities

financing

transactions

increased

by

USD 2.0bn,

mainly

due

to

client-driven

increases

in

brokerage
receivables.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements
Leverage ratio denominator by business division and Group Items
USD bn
Global Wealth
Management

Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy
1
Group Items
1
Total

30.9.23
Total IFRS assets

359.7

237.4

17.9

370.3

13.6

98.7

1,097.5
Difference in scope of consolidation
2

0.0

0.0

(14.1)

(0.1)

0.0

0.0

(14.2)
Less: derivatives and securities financing transactions
3

(25.9)

(14.4)

(0.1)

(188.6)

(9.5)

(24.0)

(262.5)
On-balance sheet exposures

333.7

223.0

3.7

181.6

4.1

74.8

820.8
Derivatives

6.0

2.3

0.0

87.8

1.7

1.1

98.9
Securities financing transactions

22.5

12.5

0.1

40.4

1.3

22.6

99.4
Off-balance sheet items

7.5

16.4

7.8

0.9

1.6

34.1
Items deducted from Swiss SRB tier 1 capital

(5.2)

(0.2)

(1.2)

(0.4)

0.0

(4.2)

(11.2)
Total

364.4

254.2

2.6

317.2

7.9

95.8

1,042.1
30.6.23
Total IFRS assets

375.1

241.7

18.8

363.3

12.6

84.7

1,096.3
Difference in scope of consolidation
2

0.0

0.0

(15.1)

(0.1)

0.0

0.0

(15.2)
Less: derivatives and securities financing transactions
3

(27.8)

(14.5)

(0.1)

(179.2)

(9.9)

(16.2)

(247.6)
On-balance sheet exposures

347.3

227.2

3.6

184.0

2.8

68.6

833.5
Derivatives

6.1

1.3

0.0

83.2

1.9

0.7

93.1
Securities financing transactions

24.5

13.4

0.1

41.8

1.2

17.3

98.3
Off-balance sheet items

9.6

16.9

7.2

0.0

0.8

34.5
Items deducted from Swiss SRB tier 1 capital

(5.2)

(0.2)

(1.2)

(0.4)

0.0

(4.1)

(11.1)
Total

382.3

258.7

2.4

315.7

5.9

83.4

1,048.3
30.9.23 vs 30.6.23
Total IFRS assets

(15.5)

(4.3)

(0.9)

7.0

1.0

13.9

1.2
Difference in scope of consolidation
2

0.0

0.0

0.9

0.0

0.0

0.0

1.0
Less: derivatives and securities financing transactions
3

1.9

0.1

0.0

(9.4)

0.3

(7.8)

(14.8)
On-balance sheet exposures

(13.6)

(4.2)

0.1

(2.4)

1.3

6.2

(12.7)
Derivatives

(0.1)

1.1

0.0

4.7

(0.3)

0.3

5.7
Securities financing transactions

(2.0)

(0.9)

0.0

(1.4)

0.1

5.3

1.1
Off-balance sheet items

(2.1)

(0.5)

0.6

0.9

0.8

(0.3)
Items deducted from Swiss SRB tier 1 capital

0.0

0.0

0.0

0.0

0.0

(0.1)

(0.1)
Total

(17.8)

(4.5)

0.1

1.5

2.0

12.5

(6.2)
1 Starting with the third quarter of 2023, Non-core and Legacy represents a separate reportable segment and Group Functions has been renamed Group

Items. Prior periods have been revised to reflect these changes.

2 Represents the difference between the IFRS and

the regulatory scope of consolidation, which is the applicable scope for the leverage ratio denominator calculation.

3 The exposures consist of derivative financial
instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held
for trading,

both related

to securities

financing transactions,

all of

which are

in accordance

with the

regulatory scope

of consolidation.

These exposures

are presented separately

under Derivatives

and Securities
financing transactions in this table.

UBS AG third quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Liquidity and funding management

37
Liquidity and funding management
Strategy, objectives and governance

This

section

provides

liquidity

and

funding

management

information

and

should

be

read

in

conjunction

with
“Liquidity and

funding management”

in

the “Capital,

liquidity and

funding, and

balance sheet”

section of

the
Annual Report 2022, which

provides more information about

the Group’s strategy, objectives

and governance in
connection with liquidity and funding management.
Liquidity coverage ratio
The quarterly average

liquidity coverage ratio

(the LCR) of

UBS AG consolidated increased

5.6 percentage points to
176.6%. The

average LCR

for the

third quarter

of 2023

was calculated

based on

a simple

average of

63 data points
in the third quarter of

2023. The average LCR for

the second quarter of 2023

was reported for the first

time and
calculated based on a simple average of 15 data points

in the second quarter of 2023 from the formal date

of the
acquisition of the Credit Suisse Group,

i.e., 12 June 2023, until 30 June 2023.

The movement in the average LCR
was primarily driven by an increase in high-quality liquid assets (HQLA) of USD 6.1bn to USD 230.9bn, mainly due to proceeds received from debt issued.

Net cash outflows remained largely unchanged

at USD 131.0bn.
Refer to the 30 September 2023 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , and to
“Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of the
Annual Report 2022 for more information about the LCR on a UBS Group AG consolidated basis

Liquidity coverage ratio
USD bn, except where indicated Average 3Q23
1
Average 2Q23
1
High-quality liquid assets

230.9

224.8
Net cash outflows
2

131.0

131.5
Liquidity coverage ratio (%)
3

176.6

170.9
1 Calculated based on an

average of 63 data

points in the third

quarter and 15 data

points in the second

quarter of 2023.

2 Represents the net cash

outflows expected over a

stress period of 30 calendar

days.

3 Calculated after the application of haircuts and inflow and outflow rates, as well as,

where applicable, caps on Level 2 assets and cash inflows.
Net stable funding ratio

As of

30 September 2023,

the net

stable funding

ratio (the

NSFR) of

UBS AG consolidated

increased 3.5 percentage
points to 121.7%.
Required stable

funding decreased

by USD 10.5bn

to USD 467.1bn,

mainly driven

by lower

lending and

trading
assets, partly

offset by

higher derivative

balances. Available

stable funding

increased by

USD 4.0bn to

USD 568.5bn,
mainly driven by debt issued at fair value.
›
Refer to the 30 September 2023 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , and to
“Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of the
Annual Report 2022 for more information about the NSFR on a UBS Group AG consolidated basis
Net stable funding ratio
USD bn, except where indicated 30.9.23 30.6.23
Available stable funding 568.5 564.5
Required stable funding 467.1 477.6
Net stable funding ratio (%) 121.7 118.2

UBS AG third quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Balance sheet and off-balance sheet

38
Balance sheet and off-balance sheet
Strategy, objectives and governance
This

section

provides

balance

sheet

and

off-balance sheet

information

and

should

be

read

in

conjunction

with
“Balance sheet

and off-balance

sheet” in

the “Capital,

liquidity and

funding, and

balance sheet”

section of

the
Annual Report 2022, which provides more information

about the balance sheet and off-balance sheet

positions.
Balances disclosed in this

report represent quarter-end

positions, unless indicated

otherwise. Intra-quarter balances
fluctuate in the ordinary course of business

and may differ from quarter-end positions.
Balance sheet assets (30 September

2023 vs 30 June 2023)
Total assets were USD 1,097.5bn as of 30 September

2023. The increase of USD 1.2bn included

negative currency
effects of approximately USD 13.7bn.
Derivatives and cash collateral

receivables on derivative

instruments increased by

USD 12.2bn, mainly in Derivatives
& Solutions

in the

Investment Bank,

primarily reflecting

market-driven movements on

foreign-currency contracts
amid

volatility

in

exchange

rates.

Brokerage

receivables

increased

by

USD 3.2bn,

mainly

in

Financing

in

the
Investment Bank, driven by lower netting effects.

The increases were largely offset by a decrease in lending assets by USD 12.5bn, reflecting currency

effects of approximately

USD 6.3bn and lower

balances with UBS

Group AG.
Trading assets decreased by USD 2.5bn, primarily reflecting lower inventory levels held to hedge client positions in
Financing.
›
Refer to the “Consolidated financial statements” section of this report for more information

Assets
As of % change from
USD bn 30.9.23 30.6.23 30.6.23
Cash and balances at central banks

161.7

159.4

1
Lending
1

406.5

419.0

(3)
Securities financing transactions at amortized cost

61.3

62.0

(1)
Trading assets

117.7

120.2

(2)
Derivatives and cash collateral receivables on derivative instruments

171.3

159.1

8
Brokerage receivables

24.4

21.2

15
Other financial assets measured at amortized cost

52.9

52.2

1
Other financial assets measured at fair value
2

64.9

65.9

(2)
Non-financial assets

36.9

37.2

(1)
Total assets

1,097.5

1,096.3

0
1 Consists of Loans and advances to customers and Amounts due from banks.

2 Consists of Financial assets at fair value not held for trading and Financial assets measured at fair value through other comprehensive
income.
Balance sheet liabilities (30 September

2023 vs 30 June 2023)
Total

liabilities

were

USD 1,044.4bn

as

of

30 September

2023.

The

increase

of

USD 1.4bn

included

negative
currency effects of approximately USD 12.1bn.
Derivatives and cash collateral payables on derivative instruments increased by USD 7.0bn, mainly in Derivatives &
Solutions, primarily reflecting

market-driven movements,

broadly in line

with the asset

side. Debt issued

designated
at

fair

value

and

long-term debt

issued

measured

at

amortized

cost

increased by

USD 6.8bn,

mainly

driven

by
issuances of

debt issued

designated at fair

value in Derivatives

& Solutions.

The increases

were partly

offset by

a
USD 6.1bn

decrease

in

securities

financing

transactions

at

amortized

cost,

mainly

reflecting

roll-offs.

Trading
liabilities decreased

by USD 3.6bn,

in Financing,

mainly reflecting

a decrease

in short

positions due

to lower

hedging
requirements. Brokerage payables decreased

by USD 2.4bn, with a decrease in client

deposits.
Customer deposits

were broadly

stable, with

net inflows,

mainly in

Global Wealth

Management,

of USD 7.7bn,
primarily reflecting higher time

deposits, largely offset by

currency effects and lower

balances with UBS Group

AG.
The “Liabilities by product and currency” table

in this section provides more information about

funding sources.
›
Refer to “Bondholder information” at

ubs.com/investors
for more information about capital and senior debt
instruments
›
Refer to the “Consolidated financial statements” section of this report for more information

UBS AG third quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Balance sheet and off-balance sheet

39
Liabilities and equity
As of

% change from
USD bn 30.9.23 30.6.23 30.6.23
Short-term borrowings
1,2

52.6

51.9

1
Securities financing transactions at amortized cost

6.2

12.3

(49)
Customer deposits

521.5

521.7

0
Funding from UBS Group AG measured at amortized cost

63.4

61.4

3
Debt issued designated at fair value and long-term debt issued measured at amortized cost
2

112.5

105.7

6
Trading liabilities

32.0

35.6

(10)
Derivatives and cash collateral payables on derivative instruments

165.8

158.8

4
Brokerage payables

41.0

43.4

(5)
Other financial liabilities measured at amortized cost

11.1

11.7

(5)
Other financial liabilities designated at fair value

30.0

31.4

(4)
Non-financial liabilities

8.1

9.1

(11)
Total liabilities

1,044.4

1,043.0

0
Share capital

0.4

0.4

0
Share premium

24.6

24.6

0
Retained earnings

28.4

27.8

2
Other comprehensive income
3

(0.6)

0.1
Total equity attributable to shareholders

52.8

52.9

0
Equity attributable to non-controlling interests

0.3

0.4

(2)
Total equity

53.2

53.3

0
Total liabilities and equity

1,097.5

1,096.3

0
1 Consists of

short-term debt issued

measured at amortized

cost and amounts

due to banks.

2 The

classification of debt

issued measured at

amortized cost

into short-term and

long-term is based

on original
contractual maturity and therefore

long-term debt also includes

debt with a remaining time

to maturity of less

than one year.

This classification does not

consider any early redemption

features.

3 Excludes other
comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.
Equity (30 September 2023 vs 30 June 2023)
Equity attributable to shareholders decreased

by USD 86m to USD 52,836m as of 30

September 2023.
The decrease of USD 86m was mainly driven by negative total comprehensive income attributable to shareholders of USD 86m, reflecting net profit

of USD 932m and negative other

comprehensive income (OCI) of USD 1,018m.
OCI

mainly

included

negative

cash

flow

hedge

OCI

of

USD 372m,

negative

OCI

related

to

foreign

currency
translation of USD 348m and negative

OCI related to own credit

on financial liabilities designated at

fair value of
USD 284m.
›
Refer to the “UBS AG consolidated performance” and “Consolidated financial statements” sections of this report for more information
›
Refer to “Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital” in the “Capital management”
section of this report for more information about the effects of OCI on common equity tier 1 capital
Liabilities by product and currency
USD equivalent
All currencies of which: USD of which: CHF of which: EUR
USD bn 30.9.23 30.6.23 30.9.23 30.6.23 30.9.23 30.6.23 30.9.23 30.6.23
Short-term borrowings 52.6 51.9 36.0 33.0 3.9 4.5 5.1 6.0
of which: amounts due to banks 16.2 16.3 8.9 8.2 3.8 4.3 0.5 0.7 of which: short-term debt issued
1,2
36.4 35.6 27.2 24.8 0.1 0.1 4.6 5.3
Securities financing transactions at amortized cost
6.2 12.3 5.3 11.8 0.0 0.0 0.3 0.2
Customer deposits 521.5 521.7 226.7 217.9 197.0 202.2 48.7 51.8 of which: demand deposits 145.9 162.6 40.0 42.1 58.4 63.8 25.5 31.1 of which: retail savings / deposits 148.1 153.8 30.9 30.0 112.7 118.9 4.4 4.9 of which: sweep deposits 40.2 45.5 40.2 45.5 0.0 0.0 0.0 0.0 of which: time deposits 187.4 159.8 115.6 100.4 25.9 19.5 18.8 15.8
Funding from UBS Group AG measured at amortized cost 63.4 61.4 39.7 37.0 2.4 2.5 18.9 19.5
Debt issued designated at fair value and long-term debt issued measured at amortized
cost
2
112.5 105.7 72.1 65.7 16.4 16.4 14.3 13.8
Trading liabilities 32.0 35.6 11.3 11.1 1.1 1.3 9.1 12.7
Derivatives and cash collateral payables on derivative instruments 165.8 158.8 139.3 133.7 3.5 2.6 13.7 11.8
Brokerage payables 41.0 43.4 30.7 32.4 0.5 0.7 2.1 2.4
Other financial liabilities measured at amortized cost

11.1 11.7 6.8 5.1 2.6 2.3 0.1 1.6
Other financial liabilities designated at fair value 30.0 31.4 7.7 7.2 0.0 0.1 4.4 4.8
Non-financial liabilities 8.1 9.1 2.1 3.1 1.7 1.7 2.2 2.2
Total liabilities 1,044.4 1,043.0 577.8 558.2 229.2 234.2 118.9 126.8
1 Short-term debt issued consists of certificates of deposit, commercial paper, acceptances and promissory notes,

and other money market paper.

2 The classification of debt issued measured at amortized cost into short-term and long-term is based

on original contractual maturity

and therefore long-term debt also

includes debt with a remaining

time to maturity of less

than one year.

This classification does not

consider any
early redemption features.

UBS AG third quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Balance sheet and off-balance sheet

40
Off-balance sheet (30 September 2023

vs 30 June 2023)
Guarantees increased by USD 1.0bn,

mainly in Group

Treasury, relating to

guarantees issued to corporate

clients.
Loan commitments increased by USD 2.3bn, mainly in the Investment Bank. Committed unconditionally revocable
credit lines decreased

by USD 2.1bn, mainly

driven by credit

lines provided to

clients in Global

Wealth Management
and

in

Global

Banking

in

the

Investment

Bank.

Forward

starting

reverse

repurchase

agreements

increased

by
USD 5.4bn, in Group Treasury, reflecting fluctuations in

levels of business division activity in

short-dated securities
financing transactions.
Off-balance sheet
As of % change from
USD bn
30.9.23 30.6.23 30.6.23
Guarantees
1,2

23.0

22.0

4
Loan commitments
1

42.3

40.0

6
Committed unconditionally revocable credit lines

42.6

44.7

(5)
Forward starting reverse repurchase agreements

10.4

5.0

110
1 Guarantees and loan commitments are shown net of sub-participations.

2 Includes guarantees measured at fair value through profit or loss.

UBS AG third quarter 2023 report |
Consolidated financial statements

Consolidated financial
statements
Unaudited
Table of contents
UBS AG interim consolidated financial

statements (unaudited)
42
Income statement
43
Statement of comprehensive income
44
Balance sheet
45
Statement of changes in equity
46
Statement of cash flows
47
1

Basis of accounting
48
2
Segment reporting
49
3
Net interest income
49
4
Net fee and commission income
49
5

Personnel expenses
50
6

General and administrative expenses
50
7

Expected credit loss measurement
57
8
Fair value measurement
63
9
Derivative instruments
64
10

Other assets and liabilities
65
11
Funding from UBS Group AG measured at amortized cost
65
12
Debt issued designated at fair value
65
13
Debt issued measured at amortized cost
66
14

Interest rate benchmark reform

15

Provisions and contingent liabilities

UBS AG third quarter 2023 report |
Consolidated financial statements | UBS

AG interim consolidated financial statements

(unaudited)

42
UBS AG interim consolidated
financial statements (unaudited)
Income statement
For the quarter ended Year-to-date
USD m Note 30.9.23 30.6.23 30.9.22 30.9.23 30.9.22
Interest income from financial instruments measured at

amortized cost and fair value through
other comprehensive income 3

5,974

5,483

3,081

16,272

7,607
Interest expense from financial instruments measured at

amortized cost
3

(5,357)

(4,607)

(1,794)

(13,818)

(3,706)
Net interest income from financial instruments measured

at fair value through profit or loss
and other 3

368

430

278

1,224

1,045
Net interest income 3

984

1,305

1,565

3,678

4,946
Other net income from financial instruments measured

at fair value through profit or loss

2,467

2,337

1,792

7,476

5,637
Fee and commission income 4

5,097

5,008

4,971

15,180

16,074
Fee and commission expense 4

(431)

(419)

(476)

(1,297)

(1,410)
Net fee and commission income 4

4,666

4,589

4,495

13,883

14,664
Other income

231

237

456

624

1,591
Total revenues

8,348

8,468

8,308

25,661

26,838
Credit loss expense / (release) 7

27

16

(3)

80

22
Personnel expenses 5

3,951

3,847

3,617

11,697

11,613
General and administrative expenses 6

2,585

2,443

2,077

8,011

6,674
Depreciation, amortization and impairment of non-financial

assets

510

707

458

1,686

1,358
Operating expenses

7,047

6,997

6,152

21,393

19,644
Operating profit / (loss) before tax

1,275

1,456

2,159

4,188

7,171
Tax expense / (benefit)

339

332

551

1,115

1,577
Net profit / (loss)

936

1,124

1,608

3,072

5,594
Net profit / (loss) attributable to non-controlling interests

5

4

9

17

28
Net profit / (loss) attributable to shareholders

932

1,120

1,598

3,055

5,566

UBS AG third quarter 2023 report |
Consolidated financial statements | UBS

AG interim consolidated financial statements

(unaudited)

43
Statement of comprehensive income
For the quarter ended Year-to-date
USD m 30.9.23 30.6.23 30.9.22 30.9.23 30.9.22
Comprehensive income attributable to shareholders
1
Net profit / (loss)

932

1,120

1,598

3,055

5,566
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax

(646)

307

(1,097)

(114)

(2,556)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax

292

(149)

467

18

1,113
Foreign currency translation differences on foreign operations reclassified to the income statement

2

(3)

24

(1)

32
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified

to
the income statement

0

(1)

(3)

(3)

(7)
Income tax relating to foreign currency translations, including the effect of net investment hedges

4

(3)

6

(1)

14
Subtotal foreign currency translation, net of tax

(348)

151

(603)

(102)

(1,405)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax

(1)

(1)

(3)

0

(445)
Net realized (gains) / losses reclassified to the income statement from equity

0

0

0

1

0
Reclassification of financial assets to Other financial assets measured at amortized cost
2

449
Income tax relating to net unrealized gains / (losses)

0

0

0

0

(3)
Subtotal financial assets measured at fair value through other comprehensive income, net of tax

(1)

(1)

(3)

1

0
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax

(940)

(1,082)

(2,053)

(1,635)

(5,816)
Net (gains) / losses reclassified to the income statement from equity

479

413

16

1,241

(370)
Income tax relating to cash flow hedges

89

127

373

86

1,168
Subtotal cash flow hedges, net of tax

(372)

(542)

(1,664)

(308)

(5,018)
Cost of hedging
Cost of hedging, before tax

(1)

11

17

5

114
Income tax relating to cost of hedging

0

0

(3)

0

(3)
Subtotal cost of hedging, net of tax

(1)

11

14

5

111
Total other comprehensive income that may be reclassified to the income statement, net of tax

(722)

(381)

(2,257)

(405)

(6,312)
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax

6

(13)

146

26

401
Income tax relating to defined benefit plans

(17)

(37)

40

(49)

14
Subtotal defined benefit plans, net of tax

(12)

(50)

186

(23)

415
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax

(312)

(212)

452

(455)

1,171
Income tax relating to own credit on financial liabilities designated at fair value

27

61

(116)

71

(142)
Subtotal own credit on financial liabilities designated at

fair value, net of tax

(284)

(151)

335

(384)

1,029
Total other comprehensive income that will not be reclassified to the income statement,

net of tax

(296)

(201)

521

(408)

1,444
Total other comprehensive income

(1,018)

(582)

(1,735)

(812)

(4,868)
Total comprehensive income attributable to shareholders

(86)

538

(137)

2,243

698
Comprehensive income attributable to non-controlling

interests
Net profit / (loss)

5

4

9

17

28
Total other comprehensive income that will not be reclassified to the income statement,

net of tax

(11)

(3)

(17)

(9)

(27)
Total comprehensive income attributable to non-controlling interests

(6)

1

(8)

8

1
Total comprehensive income

Net profit / (loss)

936

1,124

1,608

3,072

5,594
Other comprehensive income

(1,029)

(585)

(1,753)

(822)

(4,895)
of which: other comprehensive income that may be reclassified to the income statement

(722)

(381)

(2,257)

(405)

(6,312)
of which: other comprehensive income that will not be reclassified to the income statement

(307)

(204)

504

(417)

1,416
Total comprehensive income

(93)

539

(145)

2,251

699
1 Refer to the “UBS AG consolidated performance”

section of this report for more information.

2 Effective 1 April 2022, a portfolio of assets previously

classified as Financial assets measured at fair value

through
other comprehensive income was

reclassified to Other financial

assets measured at amortized

cost. As a result,

the related cumulative fair

value losses of

USD 449m before tax and

USD 333m after tax,

previously
recognized in Other comprehensive income, have been removed from equity and adjusted against the value of the assets at the reclassification date.

UBS AG third quarter 2023 report |
Consolidated financial statements | UBS

AG interim consolidated financial statements

(unaudited)

44
Balance sheet
USD m Note 30.9.23 30.6.23 31.12.22
Assets
Cash and balances at central banks

161,720

159,425

169,445
Amounts due from banks

20,151

21,395

14,671
Receivables from securities financing transactions measured at amortized cost

61,284

61,977

67,814
Cash collateral receivables on derivative instruments

9

36,302

35,068

35,033
Loans and advances to customers

7

386,315

397,596

390,027
Other financial assets measured at amortized cost

10

52,923

52,180

53,389
Total financial assets measured at amortized cost

718,693

727,642

730,379
Financial assets at fair value held for trading

8

117,664

120,232

108,034
of which: assets pledged as collateral that may be sold or repledged by counterparties

39,135

39,568

36,742
Derivative financial instruments 8, 9

135,016

124,046

150,109
Brokerage receivables

8

24,431

21,218

17,576
Financial assets at fair value not held for trading

8

62,638

63,714

59,408
Total financial assets measured at fair value through profit or loss

339,749

329,210

335,127
Financial assets measured at fair value through other comprehensive income

8

2,213

2,217

2,239
Investments in associates

1,131

1,109

1,101
Property, equipment and software

10,876

11,193

11,316
Goodwill and intangible assets

6,240

6,281

6,267
Deferred tax assets

9,610

9,411

9,354
Other non-financial assets

10

9,024

9,254

9,652
Total assets

1,097,536

1,096,318

1,105,436
Liabilities
Amounts due to banks

16,242

16,290

11,596
Payables from securities financing transactions measured at amortized cost

6,249

12,320

4,202
Cash collateral payables on derivative instruments

9

32,442

31,445

36,436
Customer deposits

521,540

521,657

527,171
Funding from UBS Group AG measured at amortized cost

11

63,412

61,445

56,147
Debt issued measured at amortized cost 13

65,285

62,561

59,499
Other financial liabilities measured at amortized cost

10

11,114

11,673

10,391
Total financial liabilities measured at amortized cost

716,283

717,392

705,442
Financial liabilities at fair value held for trading

8

31,990

35,616

29,515
Derivative financial instruments 8, 9

133,377

127,367

154,906
Brokerage payables designated at fair value

8

40,982

43,357

45,085
Debt issued designated at fair value 8, 12

83,601

78,741

71,842
Other financial liabilities designated at fair value 8, 10

30,011

31,425

32,033
Total financial liabilities measured at fair value through profit or loss

319,962

316,506

333,382
Provisions

15

2,318

3,817

3,183
Other non-financial liabilities

10

5,791

5,330

6,489
Total liabilities

1,044,355

1,043,044

1,048,496
Equity
Share capital

386

386

338
Share premium

24,595

24,594

24,648
Retained earnings

28,410

27,806

31,746
Other comprehensive income recognized directly in equity, net of tax

(556)

136

(133)
Equity attributable to shareholders

52,836

52,922

56,598
Equity attributable to non-controlling interests

345

352

342
Total equity

53,181

53,274

56,940
Total liabilities and equity

1,097,536

1,096,318

1,105,436

UBS AG third quarter 2023 report |
Consolidated financial statements | UBS

AG interim consolidated financial statements

(unaudited)

45
Statement of changes in equity
USD m
Share
capital and
share
premium
Retained

earnings
OCI recognized

directly in
equity,

net of tax
1
of which:

foreign
currency
translation
of which:
cash flow
hedges
Total equity

attributable to

shareholders
Balance as of 1 January 2023
2

24,985

31,746

(133)

4,098

(4,234)

56,598
Premium on shares issued and warrants exercised

(5)
3

(5)
Tax (expense) / benefit

0

0
Dividends

(6,000)

(6,000)
Translation effects recognized directly in retained earnings

18

(18)

(18)

0
Share of changes in retained earnings of associates and

joint ventures

(1)

(1)
New consolidations / (deconsolidations) and other increases

/ (decreases)

0

0
Total comprehensive income for the period

2,648

(405)

(102)

(308)

2,243
of which: net profit / (loss)

3,055

3,055
of which: OCI, net of tax

(408)

(405)

(102)

(308)

(812)
Balance as of 30 September 2023
2

24,981

28,410

(556)

3,996

(4,560)

52,836
Non-controlling interests as of 30 September 2023

345
Total equity as of 30 September 2023

53,181
Balance as of 1 January 2022
2

24,991

27,912

5,200

4,617

628

58,102
Tax (expense) / benefit

6

6
Dividends

(4,200)

(4,200)
Translation effects recognized directly in retained earnings

(44)

44

44

0
Share of changes in retained earnings of associates and

joint ventures

0

0
New consolidations / (deconsolidations) and other increases

/ (decreases)

4

3

(3)

4
Total comprehensive income for the period

7,010

(6,312)

(1,405)

(5,018)

698
of which: net profit / (loss)

5,566

5,566
of which: OCI, net of tax

1,444

(6,312)

(1,405)

(5,018)

(4,868)
Balance as of 30 September 2022
2

25,001

30,681

(1,072)

3,212

(4,346)

54,610
Non-controlling interests as of 30 September 2022

330
Total equity as of 30 September 2022

54,941
1 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.

2 Excludes non-controlling interests.

3 Includes decreases related to recharges
by UBS Group AG for share-based compensation awards granted to employees of UBS AG or its subsidiaries.

UBS AG third quarter 2023 report |
Consolidated financial statements | UBS

AG interim consolidated financial statements

(unaudited)

46
Statement of cash flows
Year-to-date
USD m 30.9.23 30.9.22
Cash flow from / (used in) operating activities
Net profit / (loss)

3,072

5,594
Non-cash items included in net profit and other adjustments:
Depreciation, amortization and impairment of non-financial

assets

1,686

1,358
Credit loss expense / (release)

80

22
Share of net (profit) / loss of associates and joint ventures and impairment related to associates

(79)

(31)
Deferred tax expense / (benefit)

(208)

553
Net loss / (gain) from investing activities

33

(934)
Net loss / (gain) from financing activities

(423)

(22,615)
Other net adjustments

1,333

14,674
Net change in operating assets and liabilities:
1
Amounts due from banks and amounts due to banks

(3,255)

1,808
Securities financing transactions measured at amortized cost

7,808

5,347
Cash collateral on derivative instruments

(5,375)

(5,320)
Loans and advances to customers and customer deposits

(3,067)

(17,474)
Financial assets and liabilities at fair value held for trading and derivative financial instruments

(15,217)

23,045
Brokerage receivables and payables

(10,726)

3,243
Financial assets at fair value not held for trading and other financial assets and liabilities

178

4,185
Provisions and other non-financial assets and liabilities

370

(4)
Income taxes paid, net of refunds

(1,321)

(1,230)
Net cash flow from / (used in) operating activities

(25,111)

12,219
Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets

(1)

0
Disposal of subsidiaries, associates and intangible assets

35

1,682
Purchase of property, equipment and software

(947)

(1,066)
Disposal of property, equipment and software

33

9
Net (purchase) / redemption of financial assets measured

at fair value through other comprehensive income

25

(724)
Purchase of debt securities measured at amortized cost

(11,632)

(16,881)
Disposal and redemption of debt securities measured at amortized cost

7,227

8,653
Net cash flow from / (used in) investing activities

(5,260)

(8,329)
Cash flow from / (used in) financing activities
Net issuance (repayment) of short-term debt measured at amortized cost

6,658

(16,249)
Distributions paid on UBS AG shares

(6,000)

(4,200)
Issuance of debt designated at fair value and long-term debt measured at amortized cost
2

84,278

68,812
Repayment of debt designated at fair value and long-term debt measured at amortized cost
2

(65,547)

(54,184)
Net cash flows from other financing activities

(369)

(460)
Net cash flow from / (used in) financing activities

19,020

(6,282)
Total cash flow
Cash and cash equivalents at the beginning of the period

195,200

207,755
Net cash flow from / (used in) operating, investing and financing activities

(11,350)

(2,391)
Effects of exchange rate differences on cash and cash equivalents

(713)

(15,773)
Cash and cash equivalents at the end of the period
3

183,136

189,592
of which: cash and balances at central banks
4

161,640

166,306
of which: amounts due from banks
4

10,950

13,354
of which: money market paper
4,5

10,545

9,932
Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash

23,579

10,197
Interest paid in cash

18,052

5,120
Dividends on equity investments, investment funds and associates received in cash
6

1,812

1,556
1 Movements in

this section exclude

foreign currency translation

and foreign exchange

effects, which

are presented within

the Other net

adjustments line.

2 Includes funding

from UBS Group

AG measured

at
amortized cost (recognized on the balance sheet in

Funding from UBS Group AG) and measured

at fair value (recognized on the

balance sheet in Other financial liabilities designated

at fair value).

3 USD 3,360m
and USD

3,855m of

cash and

cash equivalents

(mainly reflected

in Amounts

due from

banks) were

restricted as

of 30 September

2023 and

30 September 2022,

respectively. Refer

to “Note

22 Restricted

and
transferred financial assets” in the “Consolidated financial statements” section of the Annual Report 2022 for more

information.

4 Includes only balances with an original maturity of

three months or less.

5 Money
market paper is

included on the

balance sheet under

Financial assets at fair

value not held

for trading (30

September 2023: USD

10,158m; 30 September

2022: USD 3,898m),

Other financial assets

measured at
amortized cost (30 September 2023: USD 187m; 30 September 2022: USD 5,943m), and Financial assets at fair value held for trading (30 September 2023: USD 199m; 30 September

2022: USD 91m).

6 Includes
dividends received from associates reported within Net cash flow from / (used in) investing activities.

UBS AG third quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

47
Notes to the UBS AG interim consolidated financial
statements (unaudited)
Note 1

Basis of accounting
Basis of preparation
The consolidated financial statements (the financial statements) of UBS AG and its subsidiaries (together, UBS AG)
are prepared in

accordance with International

Financial Reporting Standards (IFRS),

as issued

by the

International
Accounting Standards

Board (the

IASB), and

are

presented in

US

dollars. These

interim

financial statements

are
prepared in accordance with IAS 34,
Interim Financial Reporting
.
In preparing

these interim financial

statements, the same

accounting policies and

methods of

computation have
been applied as in the UBS AG consolidated annual

financial statements for the period ended 31 December

2022,
except for the

changes described in

this Note. These

interim financial statements

are unaudited and

should be read
in

conjunction

with

UBS AG’s

audited

consolidated

financial

statements

in

the

Annual

Report

2022

and

the
“Management report” sections

of this report. In the

opinion of management,

all necessary adjustments have

been
made for a fair presentation

of UBS AG’s financial position, results of

operations and cash flows.

Preparation of

these interim financial

statements requires management

to make

estimates and

assumptions that
affect

the

reported

amounts

of

assets,

liabilities,

income,

expenses

and

disclosures

of

contingent

assets

and
liabilities. These estimates

and assumptions are

based on the

best available information.

Actual results in

the future
could differ

from such

estimates and

differences may

be material

to the

financial statements.

Revisions to

estimates,
based on regular

reviews, are recognized

in the period

in which they

occur. For more

information about areas of
estimation

uncertainty

that

are

considered

to

require

critical

judgment,

refer

to

“Note

1a

Material

accounting
policies” in the “Consolidated financial statements”

section of the Annual Report 2022.
IFRS 17, Insurance Contracts
Effective from 1 January 2023,

UBS AG has adopted IFRS 17,
Insurance Contracts
, which sets

out the accounting
requirements

for

contractual

rights

and

obligations

that

arise

from

insurance

contracts

issued

and

reinsurance
contracts

held.

The

adoption

has

had

no

effect

on

UBS AG’s

financial

statements.

UBS AG

does

not

provide
insurance services in any market.
Other amendments to IFRS
Effective from 1 January 2023, UBS AG has adopted a number of minor amendments to IFRS, which have had no significant effect on UBS AG.
Amendments to IAS 12, Income Taxes
In May

2023, the

IASB issued

amendments to

IAS 12,
Income Taxes
, whereby,

under an

exception, deferred

tax
assets (DTAs) and deferred

tax liabilities (DTLs) will not be

recognized in respect of top-up

tax on income under the
Global Anti-Base Erosion

Rules that is

imposed under tax

law that is enacted

or substantively enacted

to implement
the

Pillar Two

model

rules

published

by

the

Organisation

for

Economic

Co-operation

and

Development.

This
exception applies

immediately upon

the issuance

of the

amendments and

it is,

therefore, potentially

relevant to
these financial statements and subsequent financial statements. Although countries are starting to implement the rules, UBS AG did not have any DTAs

or DTLs on 30 September 2023 that had

not been recognized as a result of
the application of this

exception. The exception

is expected to be

removed by the

IASB in due course,

although the
timing of that has not been specified. The amendments

also introduced new disclosure requirements

in relation to
top-up tax, which will first apply to UBS AG’s

financial statements for the year ended 31

December 2023.

UBS AG third quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

48
Note 1

Basis of accounting (continued)
Currency translation rates
The following table shows the rates of the

main currencies used to translate the

financial information of UBS AG’s
operations with a functional currency other

than the US dollar into US dollars.
Closing exchange rate Average rate
1
As of For the quarter ended Year-to-date
30.9.23 30.6.23 31.12.22 30.9.22 30.9.23 30.6.23 30.9.22 30.9.23 30.9.22
1 CHF

1.09

1.12

1.08

1.01

1.12

1.11

1.03

1.11

1.05
1 EUR

1.06

1.09

1.07

0.98

1.08

1.09

0.99

1.08

1.05
1 GBP

1.22

1.27

1.21

1.12

1.26

1.24

1.16

1.24

1.24
100 JPY

0.67

0.69

0.76

0.69

0.69

0.71

0.72

0.72

0.78
1 Monthly income statement items of operations with a functional currency other than the US dollar are translated into US dollars using month-end rates.

Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all operations of UBS AG with the same functional currency for each month. Weighted average rates for individual business divisions
may deviate from the weighted average rates for UBS AG.

Note 2

Segment reporting
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy
1
Group

Items
1
UBS AG
For the nine months ended 30 September 2023
2
Net interest income

4,235

2,327

(27)

(1,844)

23

(1,037)

3,678
Non-interest income

9,975

1,782

1,539

7,848

64

775

21,983
Total revenues

14,210

4,110

1,512

6,004

87

(262)

25,661
Credit loss expense / (release)

29

27

(1)

25

(1)

1

80
Operating expenses

10,872

2,118

1,243

5,480

861

819

21,393
Operating profit / (loss) before tax

3,309

1,965

270

500

(774)

(1,082)

4,188
Tax expense / (benefit)

1,115
Net profit / (loss)

3,072
As of 30 September 2023
2
Total assets

359,657

237,396

17,909

370,306

13,573

98,693

1,097,536
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy
1
Group
Items
1
UBS AG
For the nine months ended 30 September 2022
2
Net interest income

3,775

1,559

(12)

(1)

(2)

(372)

4,946
Non-interest income

10,588

1,616

2,478

7,033

187

(9)

21,892
Total revenues

14,363

3,175

2,466

7,031

184

(382)

26,838
Credit loss expense / (release)

(3)

42

0

(20)

2

0

22
Operating expenses

10,518

1,867

1,192

5,320

84

664

19,644
Operating profit / (loss) before tax

3,847

1,266

1,274

1,731

98

(1,045)

7,171
Tax expense / (benefit)

1,577
Net profit / (loss)

5,594
As of 31 December 2022
2
Total assets

388,624

235,330

16,971

391,495

13,367

59,649

1,105,436
1 Starting with

the third quarter

of 2023, Non-core

and Legacy (previously

reported within Group

Functions) represents a

separate reportable segment

and Group Functions

has been renamed

Group Items.

Prior
periods have been revised to reflect these presentational changes.

2 Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group“ in the “Consolidated financial statements“ section of the UBS Group third quarter 2023 report about UBS AG’s reporting segments.

UBS AG third quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

49
Note 3

Net interest income
For the quarter ended Year-to-date
USD m 30.9.23 30.6.23 30.9.22 30.9.23 30.9.22
Interest income from loans and deposits
1

5,279

4,804

2,523

14,228

6,071
Interest income from securities financing transactions measured at amortized cost
2

894

833

415

2,492

742
Interest income from other financial instruments measured

at amortized cost

291

276

148

826

338
Interest income from debt instruments measured at fair

value through other comprehensive income

27

26

12

75

60
Interest income from derivative instruments designated as cash flow hedges

(517)

(457)

(17)

(1,350)

396
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income

5,974

5,483

3,081

16,272

7,607
Interest expense on loans and deposits
3

4,090

3,452

1,226

10,451

2,272
Interest expense on securities financing transactions measured at amortized cost
4

454

474

282

1,293

794
Interest expense on debt issued

788

656

265

2,000

576
Interest expense on lease liabilities

24

25

21

74

64
Total interest expense from financial instruments measured at amortized cost

5,357

4,607

1,794

13,818

3,706
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive
income

617

876

1,287

2,454

3,901
Net interest income from financial instruments measured at fair value through profit or loss and other

368

430

278

1,224

1,045
Total net interest income

984

1,305

1,565

3,678

4,946
1 Consists of interest income from cash

and balances at central banks,

loans and advances to banks

and customers, and cash collateral

receivables on derivative instruments,

as well as negative interest on

amounts
due to banks,

customer deposits,

and cash collateral

payables on derivative

instruments.

2 Includes interest

income on receivables

from securities financing

transactions and

negative interest, including

fees, on
payables from securities financing transactions.

3 Consists of interest expense on

amounts due to banks,

cash collateral payables on

derivative instruments, customer deposits,

and funding from UBS Group AG,

as
well as negative interest on cash

and balances at central banks, loans and advances to

banks, and cash collateral receivables on derivative instruments.

4 Includes interest expense on payables from

securities financing
transactions and negative interest, including fees, on receivables from securities financing transactions.

Note 4

Net fee and commission income
For the quarter ended Year-to-date
USD m 30.9.23 30.6.23 30.9.22 30.9.23 30.9.22
Underwriting fees

143

131

188

424

512
M&A and corporate finance fees

139

156

152

474

608
Brokerage fees

784

800

780

2,464

2,728
Investment fund fees

1,193

1,179

1,173

3,550

3,794
Portfolio management and related services

2,323

2,254

2,178

6,787

6,938
Other

515

487

500

1,482

1,494
Total fee and commission income
1

5,097

5,008

4,971

15,180

16,074
of which: recurring

3,573

3,496

3,453

10,483

10,905
of which: transaction-based

1,512

1,504

1,504

4,655

5,126
of which: performance-based

11

7

14

42

43
Fee and commission expense

431

419

476

1,297

1,410
Net fee and commission income

4,666

4,589

4,495

13,883

14,664
1 Reflects third-party fee and commission income for the third quarter of 2023 of USD 3,212m for Global Wealth Management (second quarter of 2023: USD 3,134m; third quarter of 2022: USD 3,106m), USD 466m
for Personal & Corporate Banking (second quarter of 2023: USD 465m; third quarter of 2022: USD 398m), USD 679m for Asset Management (second quarter of 2023: USD 673m; third quarter of 2022: USD 682m),
USD 735m for the Investment Bank (second quarter of 2023: USD 731m; third quarter of 2022: USD 782m), USD 0m for Group

Items (second quarter of 2023: USD 4m; third quarter of 2022: USD 2m) and USD 5m for Non-core and Legacy (second quarter of 2023: USD 0m; third quarter of 2022: USD 0m).

Note 5

Personnel expenses
For the quarter ended Year-to-date
USD m 30.9.23 30.6.23 30.9.22 30.9.23 30.9.22
Salaries and variable compensation
1

3,431

3,364

3,151

10,151

10,151
of which: variable compensation – financial advisors
2

1,150

1,110

1,093

3,372

3,436
Contractors

24

24

29

74

87
Social security

216

176

179

612

571
Post-employment benefit plans

133

139

122

446

442
Other personnel expenses

147

144

136

413

361
Total personnel expenses

3,951

3,847

3,617

11,697

11,613
1 Includes role-based

allowances.

2 Consists of

cash and deferred compensation

awards and is

based on compensable

revenues and firm tenure

using a formulaic

approach. It also

includes expenses related

to
compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

UBS AG third quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

50
Note 6

General and administrative expenses
For the quarter ended Year-to-date
USD m 30.9.23 30.6.23 30.9.22 30.9.23 30.9.22
Outsourcing costs

117

121

109

362

331
Technology costs

142

128

122

403

370
Consulting, legal and audit fees

162

160

116

430

343
Real estate and logistics costs

210

134

119

462

371
Market data services

97

101

91

297

273
Marketing and communication

46

44

45

124

119
Travel and entertainment

44

51

39

145

101
Litigation, regulatory and similar matters
1

8

55

21

784

298
Other

1,760

1,649

1,416

5,004

4,467
of which: shared services costs charged by UBS Group AG or its subsidiaries

1,563

1,460

1,237

4,408

3,975
Total general and administrative expenses

2,585

2,443

2,077

8,011

6,674
1 Reflects the net increase in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 15b for more information.

Note 7

Expected credit loss measurement
a) Credit loss expense / release

Total

net

credit

loss

expenses

in

the

third

quarter

of

2023

were

USD 27m,

reflecting

USD 20m

net

credit

loss
expenses related to stage 1 and 2 positions

and USD 6m net credit loss expenses related to stage

3 positions.

Stage 1 and

2 net

expenses included:

scenario-related

net expenses

of USD 6m;

net releases

of USD 1m

from model
changes, mainly

in Global

Wealth Management

and the Investment

Bank; and additional

net expenses

of USD 15m
from book quality and size changes.
Stage 3 net credit loss expenses

were USD 6m, driven by

net expenses of USD 15m

in Global Wealth Management
and USD 7m in the Investment

Bank, partly offset by net releases

of USD 15m

in Personal & Corporate Banking

on
various corporate lending positions.

Credit loss expense / (release)
USD m
Global

Wealth

Management
Personal &

Corporate

Banking
Asset
Management
Investment

Bank
Non-core and
Legacy
1
Group

Items
1
Total
For the quarter ended 30.9.23
Stages 1 and 2

(7)

16

0

10

0

1

20
Stage 3

15

(15)

0

7

(1)

0

6
Total credit loss expense / (release)

8

1

0

17

(1)

1

27
For the quarter ended 30.6.23
Stages 1 and 2

(4)

(11)

0

5

0

0

(10)
Stage 3

9

21

0

(4)

0

0

26
Total credit loss expense / (release)

5

10

0

1

0

0

16
For the quarter ended 30.9.22
Stages 1 and 2

6

(6)

0

4

0

0

4
Stage 3

1

(9)

0

1

0

0

(7)
Total credit loss expense / (release)

7

(15)

0

4

0

0

(3)
1 Starting with the third quarter of 2023, Non-core and Legacy represents a separate reportable segment and Group Functions has been renamed Group Items. Prior periods have been revised to reflect these changes.

b) Changes to ECL models, scenarios, scenario

weights and post-model adjustments
Scenarios and weights
The expected

credit loss

(ECL) scenarios,

along with

their related

macroeconomic factors and

market data,

were
reviewed in light of

the economic and political

conditions prevailing in the third

quarter of 2023 through

a series
of governance meetings, with input and feedback from UBS Risk and Finance experts across the business divisions
and regions

UBS AG third quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

51
Note 7

Expected credit loss measurement (continued)
The

baseline

scenario

was

updated

with

the

latest

macroeconomic

forecasts

as

of

30 September

2023.

The
assumptions on a calendar-year basis are

included in the table below

and imply a more optimistic outlook for

the
US for the remainder of 2023 and 2024, while

projections have become slightly more pessimistic

for the Eurozone
and Switzerland.

The mild

debt crisis

scenario, the

stagflationary geopolitical

crisis scenario

and the

asset price

inflation scenario

were
updated based on the

latest market data, but

the assumptions remain

broadly unchanged. UBS kept

scenarios and
scenario weights in line with those applied

in the second quarter of 2023. Refer to

the table below.
At the beginning of the second quarter

of 2023, UBS replaced the global crisis scenario applied

at year-end 2022
and at the end of the first quarter of 2023

with the mild debt crisis scenario.

Post-model adjustments
Total

stage 1 and

2

allowances and

provisions amounted

to USD 561m

as of

30 September 2023

and included
post-model adjustments

of

USD 125m

(30

June

2023:

USD 131m). Overlays

are

to

cover

for

uncertainty levels,
including the geopolitical

situation.

Comparison of shock factors
Baseline
Key parameters 2022 2023 2024
Real GDP growth (annual percentage change)
US

1.9

2.1

0.5
Eurozone

3.4

0.5

0.7
Switzerland

2.7

0.7

0.9
Unemployment rate (%, annual average)
US

3.6

3.6

4.9
Eurozone

6.7

6.6

6.9
Switzerland

2.2

2.0

2.3
Fixed income: 10-year government bonds (%, Q4)
USD

3.9

4.6

4.5
EUR

2.6

2.8

2.8
CHF

1.6

1.1

1.1
Real estate (annual percentage change, Q4)

US

7.5

1.2

0.5
Eurozone

2.9

(3.2)

1.7
Switzerland

3.9

0.5

(1.0)
Economic scenarios and weights applied
Assigned weights in %
ECL scenario 30.9.23 30.6.23 30.9.22
Asset price inflation

0.0

0.0

0.0
Baseline

60.0

60.0

55.0
Severe Russia–Ukraine conflict scenario – –

25.0
Mild debt crisis

15.0

15.0
–
Stagflationary geopolitical crisis

25.0

25.0
–
Global crisis – –

20.0

UBS AG third quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

52
Note 7

Expected credit loss measurement (continued)
c) ECL-relevant balance sheet and off-balance

sheet positions including ECL allowances

and provisions
The following tables

provide information

about financial

instruments and

certain non-financial

instruments that

are
subject

to

ECL

requirements.

For

amortized-cost

instruments,

the

carrying

amount

represents

the

maximum
exposure to credit risk, taking

into account the allowance for

credit losses. Financial assets measured at

fair value
through other comprehensive

income (FVOCI) are

also subject to ECL;

however, unlike amortized-cost

instruments,
the allowance

for credit

losses for

FVOCI instruments

does not

reduce the

carrying amount

of these financial

assets.
Instead, the

carrying amount

of financial

assets measured

at FVOCI

represents the

maximum exposure

to credit

risk.
In addition to recognized financial assets, certain off-balance sheet financial instruments and other credit lines are also subject to ECL.

The maximum exposure to

credit risk for off-balance

sheet financial instruments is calculated
based on the maximum contractual amounts.
USD m 30.9.23
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks

161,720

161,703

17

0

(24)

0

(24)

0
Loans and advances to banks
2

20,151

20,091

60

0

(6)

(6)

0

0
Receivables from securities financing transactions

61,284

61,284

0

0

(1)

(1)

0

0
Cash collateral receivables on derivative instruments

36,302

36,302

0

0

0

0

0

0
Loans and advances to customers

386,315

366,801

17,684

1,829

(849)

(172)

(181)

(496)
of which: Private clients with mortgages

162,044

151,836

9,426

783

(155)

(42)

(90)

(23)
of which: Real estate financing

50,303

46,340

3,947

16

(45)

(21)

(24)

0
of which: Large corporate clients

13,119

11,190

1,418

511

(190)

(32)

(30)

(128)
of which: SME clients

12,088

10,163

1,530

395

(231)

(32)

(23)

(175)
of which: Lombard

118,660

118,621

0

39

(22)

(6)

0

(16)
of which: Credit cards

1,905

1,462

408

35

(38)

(6)

(10)

(21)
of which: Commodity trade finance

2,861

2,838

11

12

(110)

(6)

0

(103)
Other financial assets measured at amortized cost

52,923

52,411

372

140

(86)

(15)

(6)

(64)
of which: Loans to financial advisors

2,582

2,332

134

116

(54)

(4)

(2)

(48)
Total financial assets measured at amortized cost

718,693

698,590

18,134

1,969

(966)

(194)

(211)

(560)
Financial assets measured at fair value through other comprehensive income

2,213

2,213

0

0

0

0

0

0
Total on-balance sheet financial assets in scope of ECL requirements

720,906

700,804

18,134

1,969

(966)

(194)

(211)

(560)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees

24,590

23,577

889

124

(38)

(12)

(7)

(19)
of which: Large corporate clients

3,286

2,608

587

91

(4)

(2)

(2)

0
of which: SME clients

1,371

1,141

197

32

(14)

(1)

(1)

(12)
of which: Financial intermediaries and hedge funds

15,516

15,467

48

0

(11)

(8)

(3)

0
of which: Lombard

1,995

1,995

0

0

(1)

0

0

(1)
of which: Commodity trade finance

1,668

1,661

7

0

(1)

(1)

0

0
Irrevocable loan commitments

42,309

40,287

1,951

70

(91)

(52)

(37)

(1)
of which: Large corporate clients

24,149

22,446

1,656

46

(77)

(43)

(33)

(1)
Forward starting reverse repurchase and securities borrowing agreements

10,431

10,431

0

0

0

0

0

0
Unconditionally revocable loan commitments

42,589

40,849

1,689

51

(44)

(35)

(9)

0
of which: Real estate financing

8,486

8,098

389

0

(6)

(6)

0

0
of which: Large corporate clients

4,651

4,459

185

7

(5)

(3)

(2)

0
of which: SME clients

4,897

4,704

165

28

(19)

(16)

(3)

0
of which: Lombard

7,465

7,464

0

1

0

0

0

0
of which: Credit cards

9,654

9,183

467

4

(6)

(4)

(2)

0
of which: Commodity trade finance

564

564

0

0

0

0

0

0
Irrevocable committed prolongation of existing loans

3,245

3,225

17

3

(3)

(3)

0

0
Total off-balance sheet financial instruments and other credit lines

123,164

118,369

4,546

249

(176)

(102)

(53)

(21)
Total allowances and provisions

(1,142)

(297)

(265)

(581)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

2 Includes USD 7.6bn against Credit Suisse AG.

UBS AG third quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

53
Note 7

Expected credit loss measurement (continued)
USD m 30.6.23
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks

159,425

159,393

32

0

(10)

0

(10)

0
Loans and advances to banks
2

21,395

21,239

157

0

(6)

(5)

(1)

0
Receivables from securities financing transactions

61,977

61,977

0

0

(1)

(1)

0

0
Cash collateral receivables on derivative instruments

35,068

35,068

0

0

0

0

0

0
Loans and advances to customers

397,596

378,647

17,204

1,746

(859)

(182)

(173)

(504)
of which: Private clients with mortgages

163,560

153,443

9,358

758

(154)

(44)

(87)

(23)
of which: Real estate financing

50,054

45,959

4,088

7

(44)

(21)

(23)

0
of which: Large corporate clients

13,444

11,792

1,292

359

(179)

(37)

(29)

(113)
of which: SME clients

12,482

10,776

1,293

413

(256)

(32)

(21)

(203)
of which: Lombard

124,511

124,469

0

42

(26)

(9)

0

(17)
of which: Credit cards

1,939

1,502

403

34

(39)

(8)

(11)

(21)
of which: Commodity trade finance

2,193

2,179

0

15

(110)

(7)

0

(104)
Other financial assets measured at amortized cost

52,180

51,650

377

153

(84)

(16)

(7)

(62)
of which: Loans to financial advisors

2,588

2,287

174

126

(55)

(6)

(2)

(47)
Total financial assets measured at amortized cost

727,642

707,974

17,770

1,898

(961)

(205)

(190)

(566)
Financial assets measured at fair value through other comprehensive income

2,217

2,217

0

0

0

0

0

0
Total on-balance sheet financial assets in scope of ECL requirements

729,859

710,191

17,770

1,898

(961)

(205)

(190)

(566)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees

23,469

22,430

921

118

(37)

(12)

(7)

(17)
of which: Large corporate clients

3,367

2,598

690

79

(5)

(2)

(2)

0
of which: SME clients

1,423

1,218

167

38

(11)

(1)

(1)

(9)
of which: Financial intermediaries and hedge funds

12,874

12,859

15

0

(11)

(8)

(3)

0
of which: Lombard

3,019

3,019

0

1

(1)

0

0

(1)
of which: Commodity trade finance

2,008

2,008

0

0

(1)

(1)

0

0
Irrevocable loan commitments

40,074

37,920

2,076

78

(93)

(54)

(38)

(2)
of which: Large corporate clients

23,220

21,436

1,731

52

(76)

(44)

(31)

(2)
Forward starting reverse repurchase and securities borrowing agreements

4,972

4,972

0

0

0

0

0

0
Unconditionally revocable loan commitments

44,716

42,915

1,739

63

(43)

(34)

(9)

0
of which: Real estate financing

8,929

8,671

258

0

(6)

(6)

0

0
of which: Large corporate clients

4,566

4,401

158

7

(6)

(3)

(3)

0
of which: SME clients

4,963

4,743

179

40

(19)

(16)

(3)

0
of which: Lombard

8,671

8,670

0

1

0

0

0

0
of which: Credit cards

9,762

9,274

484

4

(7)

(6)

(2)

0
of which: Commodity trade finance

534

534

0

0

0

0

0

0
Irrevocable committed prolongation of existing loans

3,811

3,802

7

2

(3)

(2)

0

0
Total off-balance sheet financial instruments and other credit lines

117,043

112,039

4,743

261

(175)

(102)

(54)

(19)
Total allowances and provisions

(1,136)

(307)

(244)

(585)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

2 Includes USD 7.8bn against Credit Suisse AG.

UBS AG third quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

54
Note 7

Expected credit loss measurement (continued)
USD m 31.12.22
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks

169,445

169,402

44

0

(12)

0

(12)

0
Loans and advances to banks

14,671

14,670

1

0

(6)

(5)

(1)

0
Receivables from securities financing transactions

67,814

67,814

0

0

(2)

(2)

0

0
Cash collateral receivables on derivative instruments

35,033

35,033

0

0

0

0

0

0
Loans and advances to customers

390,027

372,903

15,587

1,538

(783)

(129)

(180)

(474)
of which: Private clients with mortgages

156,930

147,651

8,579

699

(161)

(27)

(107)

(28)
of which: Real estate financing

46,470

43,112

3,349

9

(41)

(17)

(23)

0
of which: Large corporate clients

12,226

10,733

1,189

303

(130)

(24)

(14)

(92)
of which: SME clients

13,903

12,211

1,342

351

(251)

(26)

(22)

(203)
of which: Lombard

132,287

132,196

0

91

(26)

(9)

0

(17)
of which: Credit cards

1,834

1,420

382

31

(36)

(7)

(10)

(19)
of which: Commodity trade finance

3,272

3,261

0

11

(96)

(6)

0

(90)
Other financial assets measured at amortized cost

53,389

52,829

413

147

(86)

(17)

(6)

(63)
of which: Loans to financial advisors

2,611

2,357

128

126

(59)

(7)

(2)

(51)
Total financial assets measured at amortized cost

730,379

712,651

16,044

1,685

(890)

(154)

(199)

(537)
Financial assets measured at fair value through other comprehensive income

2,239

2,239

0

0

0

0

0

0
Total on-balance sheet financial assets in scope of ECL requirements

732,618

714,889

16,044

1,685

(890)

(154)

(199)

(537)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees

22,167

19,805

2,254

108

(48)

(13)

(9)

(26)
of which: Large corporate clients

3,663

2,883

721

58

(26)

(2)

(3)

(21)
of which: SME clients

1,337

1,124

164

49

(5)

(1)

(1)

(3)
of which: Financial intermediaries and hedge funds

11,833

10,513

1,320

0

(12)

(8)

(4)

0
of which: Lombard

2,376

2,376

0

1

(1)

0

0

(1)
of which: Commodity trade finance

2,121

2,121

0

0

(1)

(1)

0

0
Irrevocable loan commitments

39,996

37,531

2,341

124

(111)

(59)

(52)

0
of which: Large corporate clients

23,611

21,488

2,024

99

(93)

(49)

(45)

0
Forward starting reverse repurchase and securities borrowing agreements

3,801

3,801

0

0

0

0

0

0
Unconditionally revocable loan commitments

43,677

41,809

1,833

36

(40)

(32)

(8)

0
of which: Real estate financing

8,711

8,528

183

0

(6)

(6)

0

0
of which: Large corporate clients

4,578

4,304

268

5

(4)

(1)

(2)

0
of which: SME clients

4,723

4,442

256

26

(19)

(16)

(3)

0
of which: Lombard

7,855

7,854

0

1

0

0

0

0
of which: Credit cards

9,390

8,900

487

3

(7)

(5)

(2)

0
of which: Commodity trade finance

327

327

0

0

0

0

0

0
Irrevocable committed prolongation of existing loans

4,696

4,600

94

2

(2)

(2)

0

0
Total off-balance sheet financial instruments and other credit lines

114,337

107,545

6,522

270

(201)

(106)

(69)

(26)
Total allowances and provisions

(1,091)

(260)

(267)

(564)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

UBS AG third quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

55
Note 7

Expected credit loss measurement (continued)
The table below provides information about the

ECL gross exposure and the ECL coverage ratio for

UBS AG’s core
loan

portfolios (i.e.,
Loans and

advances to

customers
and

Loans

to financial

advisors
) and

relevant off-balance
sheet exposures.
Cash and

balances at

central banks
,
Loans and

advances to

banks
,
Receivables from

securities
financing transactions
,
Cash collateral

receivables on derivative

instruments

and
Financial assets measured

at fair
value through

other comprehensive income

are not

included in

the table

below, due

to their

lower sensitivity to
ECL.
ECL coverage ratios are calculated by dividing ECL

allowances and provisions by the gross carrying amount of the related exposures.
Coverage ratios for core loan portfolio
30.9.23
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages

162,200

151,878

9,515

806

10

3

95

8

291
Real estate financing

50,348

46,361

3,971

16

9

5

60

9

11
Total real estate lending

212,547

198,239

13,486

822

9

3

84

8

286
Large corporate clients

13,309

11,222

1,448

639

143

29

204

49

2,007
SME clients

12,319

10,195

1,553

571

187

31

150

47

3,071
Total corporate lending

25,628

21,417

3,001

1,210

164

30

176

48

2,509
Lombard

118,682

118,626

0

56

2

0

0

0

2,953
Credit cards

1,942

1,468

418

56

195

41

251

87

3,808
Commodity trade finance

2,971

2,845

11

115

369

23

60

23

8,960
Other loans and advances to customers

25,394

24,378

949

67

23

11

43

12

4,233
Loans to financial advisors

2,636

2,336

136

164

206

19

142

25

2,925
Total other lending

151,625

149,653

1,514

457

19

3

110

4

4,744
Total
1

389,800

369,309

18,001

2,490

23

5

102

9

2,185
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages

5,707

5,444

249

14

9

7

37

9

26
Real estate financing

10,152

9,743

409

0

7

8

0

7

0
Total real estate lending

15,859

15,187

658

14

8

8

5

8

26
Large corporate clients

32,193

29,621

2,428

144

27

16

151

27

107
SME clients

7,166

6,626

464

75

55

29

181

39

1,563
Total corporate lending

39,359

36,247

2,893

219

32

19

156

29

607
Lombard

11,006

11,005

0

1

1

1

0

1

0
Credit cards

9,654

9,183

467

4

6

5

36

6

0
Commodity trade finance

2,236

2,229

7

0

4

4

41

4

0
Financial intermediaries and hedge funds

17,917

17,685

232

0

7

5

149

7

0
Other off-balance sheet commitments

16,703

16,401

291

11

10

5

91

6

0
Total other lending

57,515

56,504

996

16

6

4

78

5

0
Total
2

112,733

107,938

4,546

249

16

9

117

14

835
Total on- and off-balance sheet
3

502,533

477,247

22,548

2,738

21

6

105

10

2,063
1 Includes Loans and advances to customers and Loans to financial advisors, which are presented on the balance sheet line Other assets measured at amortized cost.

2 Excludes Forward starting reverse repurchase
and securities borrowing agreements.

3 Includes on-balance sheet exposure,

gross and off-balance sheet exposure (notional) and the related ECL coverage ratio (bps).

UBS AG third quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

56
Note 7

Expected credit loss measurement (continued)
Coverage ratios for core loan portfolio
30.6.23
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages

163,714

153,488

9,445

781

9

3

92

8

298
Real estate financing

50,098

45,980

4,111

7

9

5

55

9

26
Total real estate lending

213,812

199,468

13,556

788

9

3

80

8

296
Large corporate clients

13,622

11,829

1,320

472

131

31

217

50

2,391
SME clients

12,737

10,808

1,313

616

201

29

157

43

3,298
Total corporate lending

26,360

22,637

2,634

1,089

165

30

187

47

2,904
Lombard

124,537

124,478

0

59

2

1

0

1

2,873
Credit cards

1,978

1,510

413

55

199

53

255

97

3,821
Commodity trade finance

2,304

2,185

0

118

479

30

351

30

8,770
Other loans and advances to customers

29,466

28,550

773

142

17

9

47

10

1,642
Loans to financial advisors

2,643

2,293

177

173

208

24

140

33

2,707
Total other lending

160,927

159,017

1,363

547

18

3

122

4

3,872
Total
1

401,098

381,122

17,553

2,423

23

5

100

9

2,275
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages

6,406

6,072

324

11

6

5

22

6

60
Real estate financing

9,757

9,477

280

0

6

8

0

6

0
Total real estate lending

16,163

15,549

603

11

6

7

0

6

60
Large corporate clients

31,238

28,520

2,580

138

28

17

141

28

132
SME clients

7,309

6,814

400

95

53

28

257

41

994
Total corporate lending

38,547

35,334

2,980

233

33

19

156

30

482
Lombard

13,912

13,910

0

1

1

1

0

1

0
Credit cards

9,762

9,274

484

4

7

6

37

8

0
Commodity trade finance

2,555

2,555

0

0

2

2

0

2

0
Financial intermediaries and hedge funds

18,519

18,139

380

0

7

5

90

7

0
Other off-balance sheet commitments

12,613

12,306

296

11

14

6

95

8

0
Total other lending

57,361

56,184

1,160

17

7

4

69

5

0
Total
2

112,071

107,067

4,743

261

16

10

114

14

737
Total on- and off-balance sheet
3

513,169

488,189

22,296

2,684

21

6

103

10

2,125
1 Includes Loans and advances to customers and Loans to financial advisors, which are presented on the balance sheet line Other assets measured at amortized cost.

2 Excludes Forward starting reverse repurchase
and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional)

and the related ECL coverage ratio (bps).
Coverage ratios for core loan portfolio 31.12.22
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages

157,091

147,678

8,686

727

10

2

123

9

381
Real estate financing

46,511

43,129

3,372

9

9

4

70

9

232
Total real estate lending

203,602

190,807

12,059

736

10

2

108

9

379
Large corporate clients

12,356

10,757

1,204

395

105

22

120

32

2,325
SME clients

14,154

12,237

1,364

553

177

22

161

36

3,664
Total corporate lending

26,510

22,994

2,567

949

144

22

142

34

3,106
Lombard

132,313

132,205

0

108

2

1

0

1

1,580
Credit cards

1,869

1,427

393

50

190

46

256

91

3,779
Commodity trade finance

3,367

3,266

0

101

285

18

0

18

8,901
Other loans and advances to customers

23,149

22,333

748

68

18

6

38

7

3,769
Loans to financial advisors

2,670

2,364

130

176

221

28

124

33

2,870
Total other lending

163,368

161,595

1,270

503

16

3

114

3

4,016
Total
1

393,480

375,396

15,896

2,188

21

4

114

8

2,398
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages

6,535

6,296

236

3

5

4

18

4

1,183
Real estate financing

10,054

9,779

275

0

6

7

0

6

0
Total real estate lending

16,589

16,075

511

3

6

6

2

6

1,288
Large corporate clients

32,126

28,950

3,013

163

38

18

165

32

1,263
SME clients

7,122

6,525

499

98

47

30

214

43

304
Total corporate lending

39,247

35,475

3,513

260

40

20

172

34

903
Lombard

12,919

12,918

0

1

2

1

0

1

0
Credit cards

9,390

8,900

487

3

7

5

36

7

0
Commodity trade finance

2,459

2,459

0

0

3

3

0

3

0
Financial intermediaries and hedge funds

18,128

16,464

1,664

0

7

6

25

7

0
Other off-balance sheet commitments

11,803

11,454

346

3

11

8

68

9

0
Total other lending

54,700

52,195

2,498

7

6

5

33

6

0
Total
2

110,537

103,745

6,522

270

18

10

106

16

980
Total on- and off-balance sheet
3

504,016

479,140

22,418

2,458

21

5

112

10

2,242
1 Includes Loans and advances to customers and Loans to financial advisors, which are presented on the balance sheet line Other assets measured at amortized cost.

2 Excludes Forward starting reverse repurchase
and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional)

and the related ECL coverage ratio (bps).

UBS AG third quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

57
Note 8

Fair value measurement
a) Fair value hierarchy
The fair

value hierarchy

classification of

financial and

non-financial assets

and liabilities

measured at

fair value

is
summarized in the table below.
During the

first nine months

of 2023,

assets and liabilities

that were transferred

from Level 2

to Level 1, or

from
Level 1 to Level 2, and were held for the entire

reporting period were not material.
Determination of fair values from quoted market

prices or valuation techniques
1
30.9.23 30.6.23 31.12.22
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial assets measured at fair value on a recurring

basis
Financial assets at fair value held for trading

100,111

15,586

1,967

117,664

104,834

13,871

1,527

120,232

96,263

10,284

1,488

108,034
of which: Equity instruments

84,831

395

117

85,342

90,318

453

130

90,901

83,095

789

126

84,010
of which: Government bills / bonds

7,986

2,069

20

10,074

7,500

2,119

12

9,631

5,496

950

18

6,464
of which: Investment fund units

6,316

781

8

7,105

6,123

726

10

6,859

6,673

596

61

7,330
of which: Corporate and municipal bonds

974

10,219

656

11,849

889

9,531

438

10,859

976

6,509

541

8,026
of which: Loans

0

2,029

1,063

3,092

0

941

821

1,763

0

1,179

628

1,807
of which: Asset-backed securities

4

94

102

200

4

101

115

220

22

261

114

397
Derivative financial instruments

1,049

132,515

1,452

135,016

1,042

121,686

1,318

124,046

769

147,876

1,464

150,109
of which: Foreign exchange

650

67,304

0

67,954

551

58,332

5

58,889

575

84,882

2

85,459
of which: Interest rate

0

40,753

571

41,324

0

38,982

492

39,474

0

39,345

460

39,805
of which: Equity / index

1

21,799

487

22,287

0

21,944

433

22,378

1

21,542

653

22,195
of which: Credit

0

968

372

1,340

0

1,001

361

1,362

0

719

318

1,038
of which: Commodities

0

1,602

22

1,623

0

1,371

24

1,394

0

1,334

30

1,365
Brokerage receivables

0

24,431

0

24,431

0

21,218

0

21,218

0

17,576

0

17,576
Financial assets at fair value not held for trading

31,452

27,191

3,995

62,638

31,296

28,577

3,841

63,714

26,572

29,110

3,725

59,408
of which: Financial assets for unit-linked
investment contracts

13,966

0

0

13,966

14,740

164

0

14,904

13,071

1

0

13,072
of which: Corporate and municipal bonds

60

12,024

222

12,306

61

11,730

236

12,026

35

14,101

230

14,366
of which: Government bills / bonds

17,082

3,324

0

20,406

16,144

3,976

0

20,120

13,103

3,638

0

16,741
of which: Loans

0

3,531

1,113

4,644

0

3,766

819

4,585

0

3,602

736

4,337
of which: Securities financing transactions

0

8,076

104

8,180

0

8,751

105

8,856

0

7,590

114

7,704
of which: Auction rate securities

0

0

1,212

1,212

0

0

1,321

1,321

0

0

1,326

1,326
of which: Investment fund units

320

217

192

729

321

190

210

720

307

178

190

675
of which: Equity instruments

24

0

990

1,014

29

0

990

1,020

57

0

792

849
Financial assets measured at fair value through other

comprehensive income on a recurring basis
Financial assets measured at fair value through
other comprehensive income

64

2,149

0

2,213

65

2,152

0

2,217

57

2,182

0

2,239
of which: Commercial paper and certificates of
deposit

0

1,927

0

1,927

0

1,926

0

1,926

0

1,878

0

1,878
of which: Corporate and municipal bonds

64

193

0

257

65

217

0

282

57

278

0

335
Non-financial assets measured at fair value on a recurring

basis
Precious metals and other physical commodities

4,312

0

0

4,312

4,426

0

0

4,426

4,471

0

0

4,471
Non-financial assets measured at fair value on a non-recurring basis
Other non-financial assets
2

0

0

14

14

0

0

16

16

0

0

21

21
Total assets measured at fair value

136,988

201,873

7,428

346,289

141,663

187,505

6,701

335,870

128,132

207,028

6,698

341,858

UBS AG third quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

58
Note 8

Fair value measurement (continued)
Determination of fair values from quoted market

prices or valuation techniques (continued)
1
30.9.23 30.6.23 31.12.22
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial liabilities measured at fair value on a

recurring basis
Financial liabilities at fair value held for trading 26,219 5,673 98 31,990 29,147 6,330 139 35,616 23,578 5,823 114 29,515
of which: Equity instruments

17,323

247

74

17,643

20,572

303

73

20,947

16,521

352

78

16,951
of which: Corporate and municipal bonds

33

4,671

19

4,724

31

5,217

61

5,308

36

4,643

27

4,707
of which: Government bills / bonds

7,875

638

0

8,512

7,487

737

0

8,224

5,880

706

1

6,587
of which: Investment fund units

989

73

3

1,064

1,057

45

3

1,106

1,141

84

3

1,229
Derivative financial instruments 1,097 130,503 1,778 133,377 974 124,250 2,144 127,367 640 152,582 1,684 154,906
of which: Foreign exchange

709

64,561

16

65,287

565

59,112

40

59,718

587

87,897

24

88,508
of which: Interest rate

0

39,770

146

39,916

0

37,861

133

37,994

0

37,429

116

37,545
of which: Equity / index

0

23,364

1,328

24,692

0

24,398

1,665

26,064

0

24,963

1,184

26,148
of which: Credit

0

1,125

249

1,375

0

1,267

260

1,527

0

920

279

1,199
of which: Commodities

0

1,511

18

1,529

0

1,511

30

1,541

0

1,309

52

1,361
Financial liabilities designated at fair value on a recurring basis
Brokerage payables designated at fair

value
0 40,982 0 40,982 0 43,357 0 43,357 0 45,085 0 45,085
Debt issued designated at fair value 0 73,787 9,814 83,601 0 68,909 9,832 78,741 0 62,603 9,240 71,842
Other financial liabilities designated at fair value 0 27,949 2,062 30,011 0 29,204 2,221 31,425 0 30,055 1,978 32,033
of which: Financial liabilities related to unit-linked
investment contracts

0

14,109

0

14,109

0

15,055

0

15,055

0

13,221

0

13,221
of which: Securities financing transactions

0

11,433

1

11,434

0

11,344

0

11,344

0

15,333

0

15,333
of which: Funding from UBS Group AG

0

943

1,248

2,191

0

979

1,320

2,299

0

508

1,287

1,796
of which: Over-the-counter debt instruments and
others

0

1,463

814

2,277

0

1,826

901

2,727

0

993

691

1,684
Total liabilities measured at fair value 27,317 278,893 13,752 319,962 30,121 272,049 14,336 316,506 24,219 296,148 13,015 333,382
1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in this table. The fair value of these derivatives was not material for the periods presented.

2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

b) Valuation adjustments
The table below summarizes the changes

in deferred day-1 profit or loss reserves during the

relevant period.

Deferred day-1 profit or loss is generally released into
Other net income from financial instruments measured

at fair
value

through

profit

or

loss
when

the

pricing

of

equivalent

products

or

the

underlying

parameters

become
observable or when the transaction is closed out.
Deferred day-1 profit or loss reserves
For the quarter ended Year-to-date
USD m 30.9.23 30.6.23 30.9.22 30.9.23 30.9.22
Reserve balance at the beginning of the period

396

399

451

422

418
Profit / (loss) deferred on new transactions

34

71

84

196

245
(Profit) / loss recognized in the income statement

(39)

(75)

(108)

(227)

(235)
Foreign currency translation

(1)

(1)

(1)

(1)

(2)
Reserve balance at the end of the period

390

396

426

390

426
The table below summarizes other valuation

adjustment reserves recognized on the balance

sheet.
Other valuation adjustment reserves on the

balance sheet
As of
USD m 30.9.23 30.6.23 31.12.22
Own credit adjustments on financial liabilities designated at fair value

92

405

556
of which: debt issued designated at fair value

21

115

289
of which: other financial liabilities designated at fair value

72

290

266
Credit valuation adjustments
1

(30)

(34)

(33)
Funding and debit valuation adjustments

(74)

(98)

(46)
Other valuation adjustments

(714)

(726)

(839)
of which: liquidity

(272)

(275)

(311)
of which: model uncertainty

(442)

(451)

(529)
1 Amount does not include reserves against defaulted counterparties.

UBS AG third quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

59
Note 8

Fair value measurement (continued)
c) Level 3 instruments: valuation techniques

and inputs
The

table

below

presents material

Level 3

assets

and

liabilities,

together

with

the

valuation

techniques

used

to
measure fair value,

as well as

the inputs used

in a given

valuation technique that are

considered significant as of
30 September 2023

and unobservable, and a range of values

for those unobservable inputs.
The range of values

represents the highest- and

lowest-level inputs used in the valuation

techniques. Therefore, the
range does not reflect the level of uncertainty regarding a particular input or an assessment of the reasonableness of
UBS AG’s estimates

and assumptions,

but rather

the different

underlying characteristics

of the

relevant assets

and
liabilities

held by UBS

AG.

The significant unobservable

inputs disclosed in

the table below

are consistent with

those included in

“Note 20 Fair
value measurement” in the “Consolidated financial

statements” section of the Annual

Report 2022.
Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
Fair value
Significant unobservable
input(s)
1
Range of inputs
Assets Liabilities
Valuation technique(s)
30.9.23 31.12.22
USD bn 30.9.23 31.12.22 30.9.23 31.12.22 low high
weighted
average
2
low high
weighted
average
2
unit
1
Financial assets and liabilities at fair value held for

trading and Financial assets at fair value not held for

trading
Corporate and municipal
bonds 0.9 0.8 0.0 0.0
Relative value to
market comparable Bond price equivalent 4 99 72 14 112 85 points
Discounted expected
cash flows Discount margin 374 374 412 412
basis
points
Traded loans,

loans
measured at fair value, loan
commitments and
guarantees 2.3 1.7 0.0 0.0
Relative value to
market comparable Loan price equivalent 6 100 99 30 100 97 points
Discounted expected
cash flows Credit spread 200 275 252 200 200 200
basis
points
Market comparable
and securitization
model Credit spread 152 1,763 326 145 1,350 322
basis
points
Auction rate securities 1.2 1.3
Discounted expected
cash flows Credit spread 135 208 150 115 196 144
basis
points
Investment fund units
3
0.2 0.3 0.0 0.0
Relative value to
market comparable Net asset value
Equity instruments
3
1.1 0.9 0.1 0.1
Relative value to
market comparable Price
Debt issued designated at
fair value
4
9.8 9.2
Other financial liabilities
designated at fair value 2.1 2.0
Discounted expected
cash flows Funding spread 25 175 23 175
basis
points
Derivative financial instruments
Interest rate 0.6 0.5 0.1 0.1 Option model Volatility of interest rates 80 124 75 143 basis
points
Credit 0.4 0.3 0.2 0.3
Discounted expected
cash flows
Credit spreads

9 189 9 565
basis
points
Bond price equivalent 3 223 3 277 points
Equity / index 0.5 0.7 1.3 1.2 Option model Equity dividend yields 0 9 0 20%
Volatility of equity stocks,
equity and other indices 4 125 4 120%
Equity-to-FX correlation

(40)
70

(29)
84%
Equity-to-equity
correlation

(25)
100

(25)
100%
1 The ranges of significant unobservable inputs are

represented in points, percentages and basis points.

Points are a percentage of par (e.g., 100

points would be 100% of par).

2 Weighted averages are provided
for most non-derivative financial instruments and were calculated by weighting inputs based on the fair values of

the respective instruments. Weighted averages

are not provided for inputs related to Other financial
liabilities designated at

fair value and

Derivative financial instruments,

as this would

not be meaningful.

3 The range

of inputs is

not disclosed, as

there is a

dispersion of values

given the diverse

nature of the
investments.

4 Debt issued designated at fair value primarily

consists of UBS AG structured notes,

which include variable maturity notes with various

equity and foreign exchange underlying risks,

as well as rates-
linked and credit-linked

notes, all of which have

embedded derivative parameters that

are considered to be unobservable.

The equivalent derivative

instrument parameters are presented

in the respective derivative
financial instruments lines in this table.

UBS AG third quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

60
Note 8

Fair value measurement (continued)
d) Level 3 instruments: sensitivity to changes

in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or
more of

the unobservable

inputs to

reflect reasonably

possible alternative

assumptions would

change fair

value
significantly, and the estimated effect thereof.

The

sensitivity data

shown below

presents an

estimation of

valuation uncertainty

based

on

reasonably possible
alternative values for Level 3

inputs at the balance sheet

date and does not represent

the estimated effect of stress
scenarios. Typically,

these financial

assets and

liabilities are

sensitive to

a combination

of inputs

from Levels 1–3.
Although well-defined interdependencies may exist

between Level 1 / 2 parameters and

Level 3 parameters (e.g.,
between interest rates,

which are generally

Level 1 or Level 2,

and prepayments,

which are generally

Level 3), these
have not been incorporated

in the table. Furthermore,

direct interrelationships between

the Level 3 parameters are
not a significant element of the valuation uncertainty.
Sensitivity of fair value measurements to changes

in unobservable input assumptions
1
30.9.23 30.6.23 31.12.22
USD m
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Traded loans, loans measured at fair value, loan commitments and guarantees

8

(10)

12

(6)

19

(12)
Securities financing transactions

25

(24)

27

(18)

33

(37)
Auction rate securities

66

(22)

44

(44)

46

(46)
Asset-backed securities

25

(24)

29

(28)

27

(27)
Equity instruments

185

(160)

193

(169)

183

(161)
Interest rate derivatives, net

13

(12)

5

(18)

18

(12)
Credit derivatives, net

2

(6)

4

(3)

3

(4)
Foreign exchange derivatives, net

4

(3)

6

(6)

10

(5)
Equity / index derivatives, net

279

(246)

350

(318)

361

(330)
Other

62

(59)

60

(56)

39

(62)
Total

669

(567)

730

(666)

738

(696)
1 Sensitivity of issued and over-the-counter debt instruments is reported with the equivalent derivative or Other.
e) Level 3 instruments: movements during

the period
The table below presents additional information about material Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities

may be hedged with instruments

classified as Level 1 or Level 2 in
the fair

value hierarchy

and, as

a

result,

realized and

unrealized gains

and losses

included in

the table

may not
include the effect of related hedging

activity. Furthermore, the realized and unrealized gains and losses presented
in the table are not

limited solely to those

arising from Level 3 inputs,

as valuations are generally

derived from both
observable and unobservable parameters.
Assets

and

liabilities

transferred

into

or

out

of

Level 3

are

presented

as

if

those

assets

or

liabilities

had

been
transferred at the beginning of the year.

UBS AG third quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

61
Note 8

Fair value measurement (continued)
Movements of Level 3 instruments
USD bn
Balance at
the beginning
of the period
Net gains /
losses
included in
compre-
hensive
income
1
of which:
related to
instruments
held at the
end of the
period Purchases Sales Issuances Settlements
Transfers

into

Level 3
Transfers

out of

Level 3
Foreign

currency

translation
Balance at
the end
of the period
For the nine months ended 30 September 2023
2
Financial assets at fair value held for
trading

1.5

(0.0)

(0.1)

0.4

(0.7)

1.0
0.0

0.1

(0.3)

(0.0)

2.0
of which: Investment fund units

0.1

(0.0)

(0.0)

0.0

(0.0)
0.0 0.0

0.0

(0.0)

(0.0)

0.0
of which: Corporate and municipal
bonds

0.5

(0.0)

(0.0)

0.4

(0.2)
0.0 0.0

0.0

(0.0)

(0.0)

0.7
of which: Loans

0.6

0.0

(0.0)

0.0

(0.4)

1.0
0.0 0.0

(0.2)

(0.0)

1.1
Derivative financial instruments –
assets

1.5

(0.1)

(0.0)

0.0

(0.0)

0.5

(0.3)

0.1

(0.2)

0.0

1.5
of which: Interest rate

0.5

0.1

0.1

0.0
0.0

0.1

(0.0)
0.0

(0.0)

(0.0)

0.6
of which: Equity / index

0.7

(0.1)

(0.0)
0.0 0.0

0.3

(0.2)

0.0

(0.2)

(0.0)

0.5
of which: Credit

0.3

(0.1)

(0.1)
0.0 0.0

0.0

(0.0)

0.1

(0.0)

0.0

0.4
Financial assets at fair value not held
for trading

3.7

0.3

0.3

0.6

(0.6)
0.0

(0.0)

0.1

(0.1)

0.0

4.0
of which: Loans

0.7

0.3

0.3

0.2

(0.0)
0.0

(0.0)

0.1

(0.1)

(0.0)

1.1
of which: Auction rate securities

1.3

0.0

0.0
0.0

(0.1)
0.0 0.0 0.0 0.0 0.0

1.2
of which: Equity instruments

0.8

0.0

(0.0)

0.4

(0.2)
0.0 0.0

0.0
0.0

(0.0)

1.0
Derivative financial instruments –
liabilities

1.7

(0.1)

(0.1)

0.0

(0.0)

1.1

(0.4)

0.1

(0.5)

(0.0)

1.8
of which: Interest rate

0.1

0.0

0.0

0.0
0.0

0.1

(0.1)

0.0

(0.0)

(0.0)

0.1
of which: Equity / index

1.2

(0.1)

(0.1)
0.0 0.0

0.6

(0.3)

0.0

(0.1)

(0.0)

1.3
of which: Credit

0.3

(0.0)

(0.0)
0.0 0.0

0.3

0.0

0.0

(0.3)

(0.0)

0.2
Debt issued designated at fair value

9.2

0.1

0.0
0.0 0.0

4.5

(2.9)

0.4

(1.5)

(0.1)

9.8
Other financial liabilities designated at
fair value

2.0

(0.0)

(0.0)
0.0 0.0

0.1

(0.1)

0.0

(0.0)

(0.0)

2.1
For the nine months ended 30 September 2022
Financial assets at fair value held for
trading

2.3

(0.2)

(0.2)

0.3

(1.4)

0.3
0.0

0.3

(0.3)

(0.0)

1.3
of which: Investment fund units

0.0

0.0

0.0

0.0

(0.0)
0.0 0.0

0.1

(0.0)

(0.0)

0.1
of which: Corporate and municipal
bonds

0.6

(0.0)

(0.0)

0.2

(0.2)
0.0 0.0

0.0

(0.0)

(0.0)

0.5
of which: Loans

1.4

(0.1)

(0.1)

0.0

(1.1)

0.3
0.0 0.0

(0.2)

(0.0)

0.5
Derivative financial instruments –
assets

1.1

0.8

0.5
0.0 0.0

0.6

(0.7)

0.1

(0.1)

(0.1)

1.7
of which: Interest rate

0.5

0.2

0.2
0.0 0.0

0.0

(0.1)

0.1

(0.1)

(0.1)

0.5
of which: Equity / index

0.4

0.4

0.3
0.0 0.0

0.2

(0.3)

0.0

(0.0)

(0.0)

0.7
of which: Credit

0.2

0.1

(0.1)
0.0 0.0

0.2

(0.2)

0.0

0.0

0.0

0.4
Financial assets at fair value not held
for trading

4.2

0.1

0.1

0.6

(0.8)

0.1

(0.0)

0.1

(0.3)

(0.1)

3.9
of which: Loans

0.9

(0.0)

(0.1)

0.4

(0.4)

0.1
0.0

0.0

(0.3)

(0.0)

0.7
of which: Auction rate securities

1.6

0.1

0.1

0.0
0.0 0.0 0.0 0.0 0.0 0.0

1.7
of which: Equity instruments

0.7

0.0

0.0

0.1

(0.1)
0.0 0.0

0.1
0.0

(0.0)

0.8
Derivative financial instruments –
liabilities

2.2

(0.8)

(0.6)
0.0 0.0

1.3

(0.8)

0.1

(0.2)

(0.2)

1.7
of which: Interest rate

0.3

(0.2)

(0.1)
0.0 0.0

0.1

(0.0)

0.0

0.0

(0.1)

0.1
of which: Equity / index

1.5

(0.5)

(0.5)
0.0 0.0

1.0

(0.7)

0.0

(0.2)

(0.1)

1.2
of which: Credit

0.3

(0.1)

(0.1)
0.0 0.0

0.1

(0.0)

0.1

(0.0)

(0.0)

0.3
Debt issued designated at fair value

11.9

(1.7)

(1.4)
0.0 0.0

4.4

(3.0)

0.5

(2.8)

(0.5)

8.6
Other financial liabilities designated at
fair value

3.2

(1.0)

(1.0)
0.0 0.0

0.2

(0.3)

0.1

(0.2)

(0.1)

1.9
1 Net gains / losses included in comprehensive income are recognized in Net interest income and Other net income from financial instruments measured at fair value through profit or loss in the Income statement, and also in Gains

/ (losses)

from own

credit on

financial liabilities

designated at

fair value,

before tax

in the

Statement of

comprehensive income.

2 Total

Level 3 assets

as of

30 September 2023

were USD

7.4bn
(31 December 2022: USD 6.7bn). Total Level 3 liabilities as of 30 September 2023 were USD 13.8bn (31 December 2022: USD 13.0bn).

UBS AG third quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

62
Note 8

Fair value measurement (continued)
f) Financial instruments not measured

at fair value
The table

below reflects

the estimated

fair values

of financial

instruments not

measured at

fair value.

Valuation
principles applied

when determining fair

value estimates for

financial instruments not

measured at

fair value

are
consistent with those described in “Note 20

Fair value measurement” in the “Consolidated financial statements”
section of the Annual Report 2022.

Financial instruments not measured at fair value
30.9.23 30.6.23 31.12.22
USD bn
Carrying
amount Fair value
Carrying
amount Fair value
Carrying
amount Fair value
Assets
Cash and balances at central banks

161.7

161.7

159.4

159.4

169.4

169.4
Loans and advances to banks

20.2

20.1

21.4

21.4

14.7

14.6
Receivables from securities financing transactions measured at amortized cost

61.3

61.3

62.0

62.0

67.8

67.8
Cash collateral receivables on derivative instruments

36.3

36.3

35.1

35.1

35.0

35.0
Loans and advances to customers

386.3

374.0

397.6

385.1

390.0

377.7
Other financial assets measured at amortized cost

52.9

52.3

52.2

51.8

53.4

51.0
Liabilities
Amounts due to banks

16.2

16.2

16.3

16.3

11.6

11.6
Payables from securities financing transactions measured at amortized cost

6.2

6.2

12.3

12.3

4.2

4.2
Cash collateral payables on derivative instruments

32.4

32.4

31.4

31.4

36.4

36.4
Customer deposits

521.5

521.6

521.7

521.4

527.2

526.9
Funding from UBS Group AG measured at amortized cost

63.4

63.1

61.4

60.3

56.1

55.7
Debt issued measured at amortized cost

65.3

64.9

62.6

62.0

59.5

58.9
Other financial liabilities measured at amortized cost
1

8.1

8.1

8.6

8.6

7.2

7.2
1 Excludes lease liabilities.

UBS AG third quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

63
Note 9

Derivative instruments
a) Derivative instruments
As of 30.9.23, USD bn
Derivative
financial
assets
Derivative
financial
liabilities
Notional values
related to derivative
financial assets and
liabilities
1
Other
notional
values
2
Derivative financial instruments
Interest rate

41.3

39.9

2,455

14,319
Credit derivatives

1.3

1.4

99
Foreign exchange

68.0

65.3

6,437

106
Equity / index

22.3

24.7

1,046

80
Commodities

1.6

1.5

139

16
Other
3
0.5 0.6 121
Total derivative financial instruments, based on IFRS netting
4

135.0

133.4

10,297

14,521
Further netting potential not recognized on the balance

sheet
5

(121.9)

(124.0)
of which: netting of recognized financial liabilities / assets

(99.0)

(99.0)
of which: netting with collateral received / pledged

(23.0)

(25.0)
Total derivative financial instruments, after consideration of further netting potential

13.1

9.3
As of 30.6.23, USD bn
Derivative financial instruments
Interest rate

39.5

38.0

2,356

15,180
Credit derivatives

1.4

1.5

90
Foreign exchange

58.9

59.7

6,636

78
Equity / index

22.4

26.1

1,001

77
Commodities

1.4

1.5

141

16
Other
3
0.5 0.5 121
Total derivative financial instruments, based on IFRS netting
4

124.0

127.4

10,345

15,351
Further netting potential not recognized on the balance

sheet
5

(114.0)

(116.0)
of which: netting of recognized financial liabilities / assets

(92.8)

(92.8)
of which: netting with collateral received / pledged

(21.2)

(23.2)
Total derivative financial instruments, after consideration of further netting potential

10.1

11.4
As of 31.12.22, USD bn
Derivative financial instruments
Interest rate

39.8

37.5

2,080

11,255
Credit derivatives

1.0

1.2

74
Foreign exchange

85.5

88.5

6,080

40
Equity / index

22.2

26.1

886

63
Commodities

1.4

1.4

132

18
Other
3
0.2 0.1 50
Total derivative financial instruments, based on IFRS netting
4

150.1

154.9

9,302

11,376
Further netting potential not recognized on the balance

sheet
5

(139.4)

(137.1)
of which: netting of recognized financial liabilities / assets

(110.9)

(110.9)
of which: netting with collateral received / pledged

(28.5)

(26.2)
Total derivative financial instruments, after consideration of further netting potential

10.7

17.8
1 In cases where derivative

financial instruments are presented

on a net basis

on the balance sheet,

the respective notional values

of the netted derivative

financial instruments are still

presented on a gross

basis.
Notional amounts of client-cleared ETD and OTC transactions

through central clearing counterparties are not disclosed, as they have a significantly different risk profile.

2 Other notional values relate to derivatives
that are cleared through either a central counterparty

or an exchange. The fair

value of these derivatives is

presented on the balance sheet net of the

corresponding cash margin under Cash collateral

receivables on
derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.

3 Includes mainly Loan commitments measured at FVTPL, as well as unsettled purchases and sales of non-derivative financial instruments,

for which the changes in the fair value between

trade date and settlement date are recognized as derivative

financial instruments.

4 Financial assets and liabilities
are presented net on the balance sheet if UBS

AG has the unconditional and legally enforceable right

to offset the recognized amounts,

both in the normal course of business and

in the event of default, bankruptcy
or insolvency of UBS AG or its counterparties,

and intends either to settle on a net basis or to

realize the asset and settle the liability simultaneously.

5 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where

not all criteria for a net

presentation on the balance sheet have

been met. Refer to “Note 21

Offsetting financial assets and financial liabilities”

in the “Consolidated
financial statements” section of the Annual Report 2022 for more information.

UBS AG third quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

64
Note 9

Derivative instruments (continued)
b) Cash collateral on derivative instruments
USD bn
Receivables
30.9.23
Payables
30.9.23
Receivables
30.6.23
Payables
30.6.23
Receivables
31.12.22
Payables
31.12.22
Cash collateral on derivative instruments, based on IFRS netting
1

36.3

32.4

35.1

31.4

35.0

36.4
Further netting potential not recognized on the balance

sheet
2

(23.1)

(19.6)

(22.9)

(18.8)

(22.9)

(21.9)
of which: netting of recognized financial liabilities / assets

(20.6)

(16.7)

(20.3)

(16.1)

(20.9)

(20.0)
of which: netting with collateral received / pledged

(2.5)

(2.9)

(2.6)

(2.6)

(1.9)

(1.9)
Cash collateral on derivative instruments, after consideration of further netting potential

13.2

12.9

12.1

12.7

12.1

14.5
1 Financial assets and liabilities are presented net

on the balance sheet if UBS AG

has the unconditional and legally enforceable

right to offset the recognized amounts,

both in the normal course of business

and in
the event of default, bankruptcy or insolvency of UBS AG or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

2 Reflects the netting potential
in accordance with enforceable master netting

and similar arrangements where not

all criteria for a net presentation on

the balance sheet have been met.

Refer to “Note 21 Offsetting financial assets

and financial
liabilities” in the “Consolidated financial statements” section of the Annual Report 2022 for more information.

Note 10

Other assets and liabilities

a) Other financial assets measured at

amortized cost
USD m 30.9.23 30.6.23 31.12.22
Debt securities

42,468

41,521

44,594
Loans to financial advisors

2,582

2,588

2,611
Fee- and commission-related receivables

1,726

1,822

1,803
Finance lease receivables

1,344

1,376

1,314
Settlement and clearing accounts

333

395

1,174
Accrued interest income

1,652

1,430

1,276
Other

2,819

3,048

618
Total other financial assets measured at amortized cost

52,923

52,180

53,389
b) Other non-financial assets
USD m 30.9.23 30.6.23 31.12.22
Precious metals and other physical commodities

4,312

4,426

4,471
Deposits and collateral provided in connection with litigation,

regulatory and similar matters
1

2,186

2,250

2,205
Prepaid expenses

1,021

1,019

709
VAT,

withholding tax and other tax receivables

713

707

1,405
Properties and other non-current assets held for sale

87

111

279
Other

704

741

583
Total other non-financial assets

9,024

9,254

9,652
1 Refer to Note 15 for more information.

c) Other financial liabilities measured at

amortized cost
USD m 30.9.23 30.6.23 31.12.22
Other accrued expenses

1,473

1,543

1,564
Accrued interest expenses

3,010

2,577

2,008
Settlement and clearing accounts

1,435

1,499

1,060
Lease liabilities

2,967

3,105

3,211
Other

2,229

2,948

2,549
Total other financial liabilities measured at amortized cost

11,114

11,673

10,391
d) Other financial liabilities designated at

fair value
USD m 30.9.23 30.6.23 31.12.22
Financial liabilities related to unit-linked investment contracts

14,109

15,055

13,221
Securities financing transactions

11,434

11,344

15,333
Over-the-counter debt instruments and other

2,277

2,727

1,684
Funding from UBS Group AG

2,191

2,299

1,796
Total other financial liabilities designated at fair value

30,011

31,425

32,033

UBS AG third quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

65
Note 10

Other assets and liabilities (continued)
e) Other non-financial liabilities
USD m 30.9.23 30.6.23 31.12.22
Compensation-related liabilities

3,808

3,248

4,424

of which: net defined benefit liability

425

455

449
Current tax liabilities

975

991

1,044
Deferred tax liabilities

179

212

233
VAT,

withholding tax and other tax payables

517

514

472
Deferred income

282

280

233
Other

31

86

84
Total other non-financial liabilities

5,791

5,330

6,489

Note 11

Funding from UBS Group AG measured

at amortized cost
USD m 30.9.23 30.6.23 31.12.22
Senior unsecured debt that contributes to total loss-absorbing capacity (TLAC)

50,612

48,546

42,073
Senior unsecured debt other than TLAC

1,141

1,180

236
Subordinated debt

11,660

11,719

13,838
of which: eligible as high-trigger loss-absorbing additional tier 1 capital instruments

10,466

10,528

10,654
of which: eligible as low-trigger loss-absorbing additional

tier 1 capital instruments

1,194

1,189

1,187
Total funding from UBS Group AG measured at amortized cost
1

63,412

61,445

56,147
1 UBS AG has also recognized funding from UBS Group AG that is designated at fair value.

Refer to Note 10d for more information.

Note 12

Debt issued designated at fair value
USD m 30.9.23 30.6.23 31.12.22
Issued debt instruments
Equity-linked
1

45,888

45,475

41,901
Rates-linked and fixed-rate

28,827

24,323

22,814
Credit-linked

4,360

4,230

2,170
Commodity-linked

3,924

3,979

4,294
Other

603

734

663
Total debt issued designated at fair value

83,601

78,741

71,842
1 Includes investment fund unit-linked instruments issued.

Note 13

Debt issued measured at amortized cost
USD m 30.9.23 30.6.23 31.12.22
Short-term debt
1

36,353

35,590

29,676
Senior unsecured debt

16,921

14,920

17,892
Subordinated debt

2,988

2,976

2,968
of which: eligible as low-trigger loss-absorbing tier 2 capital instruments

0

0

2,422
of which: eligible as non-Basel III-compliant tier 2 capital instruments

536

539

536
Debt issued through the Swiss central mortgage institutions

9,022

9,076

8,962
Long-term debt
2

28,932

26,971

29,823
Total debt issued measured at amortized cost
3

65,285

62,561

59,499
1 Debt with an original contractual maturity of

less than one year,

includes mainly certificates of deposit and

commercial paper.

2 Debt with an original contractual

maturity greater than or equal to

one year. The
classification of debt

issued into

short-term and long

-term does not

consider any early

redemption features.

3 Net of

bifurcated embedded derivatives,

the fair value

of which was

not material

for the

periods
presented.

UBS AG third quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

66
Note 14

Interest rate benchmark reform
During 2023, UBS AG

has largely completed the

transition of the

remaining USD London

Interbank Offered Rate
(LIBOR) contracts.
UBS AG has approximately USD 3bn

equivalent of yen-

and US dollar-denominated

funding from UBS Group

AG
that, per

current contractual

terms, if

not called

on their

respective call

dates, would

reset based

directly on

JPY
LIBOR and USD LIBOR. In October 2023,

notification was made that approximately USD 1bn of these instruments would

be

redeemed

in

November

2023.

In

addition,

several

contracts

providing

funding

from

UBS

Group

AG
reference rates indirectly

derived from IBORs,

if they

are not

called on

their respective call

dates. These contracts
have

robust

IBOR

fallback

language

and

the

confirmation

of

interest

rate

calculation

mechanics

will

be
communicated in advance of any rate resets.

Note 15

Provisions and contingent liabilities
a) Provisions
The table below presents an overview of

total provisions.
USD m 30.9.23 30.6.23 31.12.22
Provisions other than provisions for expected credit losses

2,142

3,641

2,982
Provisions for expected credit losses
1

176

175

201
Total provisions

2,318

3,817

3,183
1 Refer to Note 7c for more information.

The table below presents additional information

for provisions other than provisions for

expected credit losses.
USD m
Litigation,
regulatory and
similar matters
1
Other
2
Total
Balance as of 31 December 2022

2,586

396

2,982
Balance as of 30 June 2023

3,289

353

3,641
Increase in provisions recognized in the income statement

19

88

107
Release of provisions recognized in the income statement

(11)

(6)

(16)
Provisions used in conformity with designated purpose

(1,518)

(21)

(1,539)
Foreign currency translation and other movements
3

(45)

(7)

(51)
Balance as of 30 September 2023

1,735

407

2,142
1 Consists of provisions for losses resulting from legal, liability and compliance risks.

2 Mainly includes restructuring provisions and provisions related to real estate, employee benefits and operational risks.

3 Other
movements include capitalized reinstatement costs and unwinding of discount.
Information about provisions and

contingent liabilities in respect of

litigation, regulatory and similar matters,

as a
class,

is

included

in

Note

15b.

There

are

no

material

contingent

liabilities

associated

with

the

other

classes

of
provisions.

UBS AG third quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

67
Note 15

Provisions and contingent liabilities

(continued)
b) Litigation, regulatory and similar matters
UBS operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising
from disputes and

regulatory proceedings. As

a result, UBS

is involved in

various disputes and

legal proceedings,
including litigation, arbitration, and regulatory and criminal investigations. “UBS,” “we”

and “our”, for purposes
of this Note, refer to UBS AG and / or one or more

of its subsidiaries, as applicable.
Such matters are subject

to many uncertainties,

and the outcome and the

timing of resolution are

often difficult to
predict, particularly in the earlier stages of a case.

There are also situations where UBS may enter into

a settlement
agreement. This may occur in order to avoid the

expense, management distraction or reputational implications of continuing

to

contest

liability,

even

for

those

matters

for

which

UBS

believes

it

should

be

exonerated.

The
uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to

which provisions have

been established and other

contingent liabilities. UBS

makes provisions for
such matters brought

against it when,

in the

opinion of

management after seeking

legal advice, it

is more

likely
than not

that UBS

has a

present legal

or constructive obligation

as a

result of

past events,

it is

probable that

an
outflow of resources

will be required,

and the amount

can be reliably

estimated. Where these

factors are otherwise
satisfied, a

provision may

be established

for claims

that have

not yet

been asserted

against UBS,

but are

nevertheless
expected to be, based on UBS’s experience with similar

asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists
that is not

recognized even if an

outflow of resources is

probable. Accordingly, no provision is

established even if
the potential

outflow of

resources with

respect to

such matters

could be

significant. Developments relating

to a
matter that occur

after the relevant reporting

period, but prior

to the issuance

of financial statements,

which affect
management’s

assessment

of

the

provision

for

such

matter

(because,

for

example,

the

developments

provide
evidence of

conditions that

existed at

the end

of the

reporting period),

are adjusting

events after

the reporting
period under IAS 10 and must be recognized in

the financial statements for the reporting

period.
Specific litigation, regulatory and other matters are

described below, including all such matters that

management
considers

to

be

material

and

others

that

management

believes

to

be

of

significance

to

UBS

due

to

potential
financial,

reputational

and

other

effects.

The

amount

of

damages

claimed,

the

size

of

a

transaction

or

other
information is

provided where

available and

appropriate in order

to assist

users in

considering the

magnitude of
potential exposures.
In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we

make this statement and we expect

disclosure of the amount of a provision

to
prejudice seriously our

position with other

parties in the

matter because it

would reveal what

UBS believes to

be
the

probable

and

reliably estimable

outflow, we

do

not

disclose

that amount.

In

some

cases we

are

subject

to
confidentiality obligations

that preclude

such disclosure.

With respect

to the

matters for

which we

do not

state
whether we have established a provision, either: (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard; or (b) we have established a provision
but

expect disclosure

of that

fact to

prejudice seriously

our position

with other

parties in

the matter

because it
would reveal the fact that UBS believes an outflow

of resources to be probable and reliably estimable.
With respect to certain litigation, regulatory

and similar matters for which we

have established provisions, we are
able to

estimate the expected

timing of outflows.

However, the aggregate

amount of the

expected outflows for
those matters for which we

are able to estimate expected

timing is immaterial relative to

our current and expected
levels of liquidity over the relevant time periods.
The

aggregate

amount

provisioned

for

litigation,

regulatory

and

similar

matters

as

a

class

is

disclosed

in

the
“Provisions”

table

in

Note

15a

above. It

is

not

practicable

to

provide

an

aggregate

estimate

of

liability

for

our
litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require

UBS to provide
speculative legal assessments

as to claims

and proceedings that

involve unique fact

patterns or novel

legal theories,
that have

not yet

been initiated

or are

at early

stages of

adjudication, or

as to

which alleged

damages have

not
been quantified by

the claimants. Although

UBS therefore cannot

provide a numerical

estimate of the

future losses
that could arise from litigation,

regulatory and similar matters,

UBS believes that the aggregate

amount of possible
future losses from this class that are more than

remote substantially exceeds the level of

current provisions.

UBS AG third quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

68
Note 15

Provisions and contingent liabilities

(continued)
Litigation, regulatory

and similar

matters may

also result

in non-monetary

penalties and

consequences. A

guilty plea
to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate

licenses and regulatory authorizations, and may

permit financial market
utilities to

limit, suspend

or terminate

UBS’s participation

in such

utilities. Failure

to obtain

such waivers,

or any
limitation, suspension

or termination

of licenses,

authorizations or

participations, could

have material

consequences
for UBS.
The

risk

of

loss

associated with

litigation, regulatory

and

similar matters

is

a

component of

operational risk

for
purposes of determining

capital requirements.

Information concerning

our capital requirements

and the calculation
of operational risk for this purpose is included

in the “Capital management” section

of this report.
Provisions for litigation, regulatory and similar matters

by business division and in Group Items
1
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-
core and
Legacy
2
Group Items
2
Total
Balance as of 31 December 2022

1,182

159

8

308

770

158

2,586
Balance as of 30 June 2023

1,196

162

8

327

1,435

160

3,289
Increase in provisions recognized in the income statement

19

0

0

0

0

0

19
Release of provisions recognized in the income statement

(2)

(9)

0

0

0

0

(11)
Provisions used in conformity with designated purpose

(26)

0

0

(56)

(1,435)

0

(1,518)
Foreign currency translation and other movements

(38)

(5)

0

(5)

4

(1)

(45)
Balance as of 30 September 2023

1,149

149

8

265

4

159

1,735
1 Provisions,

if any,

for the matters

described in item

3 of this

Note are recorded

in Global Wealth

Management, and provisions,

if any,

for the matters

described in

item 2 are

recorded in Non-core

and Legacy.
Provisions, if any,

for the matters described

in items 1 and

5 of this Note

are allocated between

Global Wealth Management

and Personal &

Corporate Banking, and provisions,

if any, for

the matters described

in
item 4 are allocated between the Investment Bank and Group Items.

2 Starting with the third quarter of 2023, Non-core and

Legacy represents a separate reportable segment and Group Functions has been renamed
Group Items. Prior periods have been revised to reflect these changes.
1. Inquiries regarding cross-border wealth management

businesses

Tax and

regulatory authorities

in a

number of

countries have

made inquiries,

served requests

for information

or
examined

employees

located

in

their

respective

jurisdictions

relating

to

the

cross-border

wealth

management
services provided by UBS and other financial

institutions.
Since 2013, UBS

(France) S.A., UBS AG

and certain former employees

have been under investigation in

France in
relation to UBS’s cross-border business with French

clients. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“
caution
”) of EUR 1.1bn.
In 2019,

the court of

first instance

returned a verdict

finding UBS AG

guilty of

unlawful solicitation of

clients on
French territory and aggravated

laundering of the proceeds

of tax fraud, and UBS

(France) S.A. guilty of aiding

and
abetting unlawful

solicitation and of

laundering the

proceeds of

tax fraud.

The court

imposed fines

aggregating
EUR 3.7bn on UBS AG and UBS (France) S.A. and awarded EUR 800m of civil damages to the French state. A trial
in the French Court of Appeal

took place in March 2021. In December 2021,

the Court of Appeal found UBS AG
guilty of unlawful solicitation and aggravated laundering of the proceeds of tax fraud. The court ordered a fine of
EUR 3.75m,

the

confiscation

of

EUR 1bn,

and

awarded

civil

damages

to

the

French

state

of

EUR 800m.

UBS
appealed the decision

to the French

Supreme Court. On

27 September 2023,

the Supreme Court

held a hearing
on

UBS’s

appeal.

At

the

conclusion

of

the

hearing

the

court

stated

that

it

will

communicate

its

decision

on
15 November 2023. The fine and confiscation imposed by

the Court of Appeal are suspended

during the appeal.
The civil damages

award has

been paid to

the French state

(EUR 99m of which

was deducted

from the

bail), subject
to the result of UBS’s appeal.
Our balance

sheet at

30 September 2023

reflected provisions

with respect

to this

matter in

an amount

of EUR 1.1bn
(USD 1.2bn).

The

wide

range

of

possible

outcomes

in

this

case

contributes

to

a

high

degree

of

estimation
uncertainty and the provision

reflects our best estimate

of possible financial implications,

although actual penalties
and civil damages could exceed (or may be less

than) the provision amount.

UBS AG third quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

69
Note 15

Provisions and contingent liabilities

(continued)
2. Claims related to sales of residential mortgage-backed

securities and mortgages
From 2002

through 2007,

prior to

the crisis

in the

US residential

loan market,

UBS was

a substantial

issuer and
underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of

US residential
mortgages.

In 2018,

the DOJ

filed a

civil complaint

in the

District Court

for the

Eastern District

of New

York. The

complaint
seeks unspecified civil monetary

penalties under the

Financial Institutions Reform, Recovery

and Enforcement Act
of 1989 related to UBS’s issuance, underwriting and sale of 40 RMBS transactions in 2006 and 2007. UBS moved
to dismiss the

civil complaint in 2019.

Later in 2019, the

district court denied UBS’s

motion to dismiss. In

August
2023, UBS reached a settlement

with the DOJ, under

which UBS paid USD 1.435bn

to resolve all civil claims

by the
DOJ.
3. Madoff
In relation to

the Bernard L.

Madoff Investment

Securities LLC

(BMIS) investment

fraud, UBS AG,

UBS (Luxembourg)
S.A. (now UBS

Europe SE, Luxembourg

branch) and certain

other UBS subsidiaries have

been subject to

inquiries
by a

number of

regulators, including

the Swiss

Financial Market

Supervisory Authority

(FINMA) and

the Luxembourg
Commission de

Surveillance

du Secteur Financier.

Those inquiries

concerned two

third-party funds

established

under
Luxembourg law, substantially all assets of which were with

BMIS, as well as certain funds

established in offshore
jurisdictions with either direct or indirect exposure to BMIS. These funds faced severe losses, and the Luxembourg
funds are

in liquidation.

The documentation

establishing both

funds identifies

UBS entities

in various

roles, including
custodian,

administrator,

manager,

distributor

and

promoter,

and

indicates

that

UBS

employees

serve

as

board
members.
In 2009 and 2010, the liquidators

of the two Luxembourg funds

filed claims against UBS entities,

non-UBS entities
and

certain

individuals,

including

current

and

former

UBS

employees,

seeking

amounts

totaling

approximately
EUR 2.1bn, which includes

amounts that the

funds may be

held liable to

pay the trustee

for the liquidation

of BMIS
(BMIS Trustee).
A large number of alleged beneficiaries have filed claims

against UBS entities (and non-UBS entities) for purported
losses relating to

the Madoff fraud.

The majority of

these cases have

been filed in

Luxembourg, where decisions
that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed

a further

appeal in one of the test cases.
In the

US, the

BMIS Trustee

filed claims

against UBS

entities, among

others, in

relation to

the two

Luxembourg
funds and one of

the offshore funds. The

total amount claimed against

all defendants in

these actions was

not less
than USD 2bn.

In 2014,

the US

Supreme Court

rejected the

BMIS Trustee’s

motion for

leave to

appeal decisions
dismissing all

claims except

those for

the recovery

of approximately

USD 125m of

payments alleged

to be

fraudulent
conveyances

and

preference

payments.

In

2016,

the

bankruptcy

court

dismissed

these

claims

against

the

UBS
entities. In 2019,

the Court of Appeals

reversed the dismissal of

the BMIS Trustee’s remaining

claims, and the US
Supreme Court

subsequently denied

a petition seeking

review of the

Court of Appeals’

decision. The case

has been
remanded to the Bankruptcy Court for further

proceedings.
4. Foreign exchange, LIBOR and benchmark rates,

and other trading practices
Foreign exchange-related regulatory matters:

Beginning in 2013, numerous authorities commenced investigations concerning possible

manipulation of

foreign exchange

markets and

precious metals

prices. As

a

result

of these
investigations,

UBS

entered

into

resolutions

with

Swiss,

US

and

United

Kingdom

regulators

and

the

European
Commission. UBS

was granted

conditional immunity

by the Antitrust

Division of

the DOJ

and by

authorities in

other
jurisdictions

in

connection

with

potential

competition

law

violations

relating

to

foreign

exchange

and

precious
metals businesses.

UBS AG third quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

70
Note 15

Provisions and contingent liabilities

(continued)
Foreign exchange-related civil litigation:

Putative class actions have been filed since 2013 in US federal courts and
in other jurisdictions against

UBS and other banks on

behalf of putative classes of

persons who engaged in foreign
currency transactions with any of the defendant banks. UBS has resolved US federal court class actions relating to foreign currency transactions with

the defendant banks

and persons who

transacted in foreign

exchange futures
contracts and options on such futures

under a settlement agreement that

provides for UBS to pay an

aggregate of
USD 141m and

provide cooperation

to the

settlement classes.

Certain class

members have

excluded themselves
from that

settlement

and have

filed individual

actions in

US and

English courts

against

UBS and

other banks,

alleging
violations of

US and

European competition laws

and unjust

enrichment. UBS

and the

other banks

have resolved
those individual matters.
In

2015, a

putative

class action

was filed

in

federal court

against UBS

and numerous

other banks

on

behalf of
persons and

businesses in

the US

who directly

purchased foreign

currency from

the defendants

and alleged

co-
conspirators for

their own

end use.

In 2022,

the court

denied plaintiffs’

motion for

class certification.

In March
2023, the court granted defendants’ summary

judgment motion, dismissing the case. Plaintiffs

have appealed.
LIBOR and other benchmark-related regulatory

matters:

Numerous government agencies conducted investigations
regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. UBS reached settlements or otherwise concluded investigations relating to benchmark interest rates with the investigating authorities. UBS

was granted conditional leniency or

conditional immunity from authorities
in certain jurisdictions,

including the Antitrust

Division of the DOJ

and the Swiss Competition

Commission (WEKO),
in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO, as the

Secretariat of WEKO has asserted that UBS does

not qualify for full
immunity.
LIBOR and

other benchmark-related

civil litigation:

A number

of putative

class actions

and other

actions are

pending
in the federal

courts in New

York against UBS

and numerous other banks

on behalf of

parties who transacted in
certain interest rate benchmark-based derivatives. Also

pending in the US

and in other jurisdictions are

a number
of other

actions asserting losses

related to

various products whose

interest rates were

linked to

LIBOR and other
benchmarks, including

adjustable rate

mortgages, preferred

and debt securities,

bonds pledged

as collateral, loans,
depository

accounts,

investments

and

other

interest-bearing

instruments.

The

complaints

allege

manipulation,
through

various

means,

of

certain

benchmark

interest

rates,

including

USD LIBOR,

Euroyen

TIBOR,

Yen

LIBOR,
EURIBOR,

CHF LIBOR,

GBP

LIBOR

and

seek

unspecified

compensatory

and

other

damages

under

varying

legal
theories.
USD LIBOR class

and individual

actions in

the US:
In 2013

and 2015,

the district

court in

the USD LIBOR

actions
dismissed, in whole or in

part, certain plaintiffs’ antitrust

claims, federal racketeering claims,

Commodity Exchange
Act claims, and state common law

claims, and again dismissed the

antitrust claims in 2016 following

an appeal. In
2021, the

Second Circuit affirmed

the district court’s

dismissal in part

and reversed in

part and remanded

to the
district

court

for

further

proceedings.

The

Second

Circuit,

among

other

things,

held

that

there

was

personal
jurisdiction over

UBS and

other foreign

defendants. Separately,

in 2018,

the Second

Circuit reversed

in part

the
district court’s

2015 decision

dismissing certain

individual plaintiffs’

claims and

certain of

these actions

are now
proceeding. In 2018, the district court

denied plaintiffs’ motions for class certification in

the USD class actions for
claims pending

against UBS,

and plaintiffs

sought permission

to appeal

that ruling

to the

Second Circuit.

The Second
Circuit denied the petition

to appeal.

In 2020, an

individual action was filed

in the Northern District

of California
against UBS and numerous other banks alleging that the

defendants conspired to fix the interest rate used as

the
basis for

loans to

consumers by jointly

setting the USD LIBOR

rate and

monopolized the market

for LIBOR-based
consumer

loans

and

credit

cards.

In

September

2022,

the

court

granted

defendants’

motion

to

dismiss

the
complaint in its

entirety, while allowing plaintiffs

the opportunity to file

an amended complaint. Plaintiffs filed

an
amended complaint in October 2022, and defendants have moved to dismiss the amended complaint. In October
2023, the court dismissed the amended complaint

with prejudice.
Other benchmark class actions in the US:

Yen

LIBOR / Euroyen TIBOR –
In 2017, the court dismissed one Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds. In

2020, the appeals

court reversed the

dismissal and, subsequently, plaintiffs in

that action filed
an amended complaint

focused on Yen

LIBOR. In 2022,

the court granted

UBS’s motion for

reconsideration and
dismissed the case against UBS. The dismissal of the case against UBS could be appealed following the disposition
of the case against the remaining defendant in the

district court.

UBS AG third quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

71
Note 15

Provisions and contingent liabilities

(continued)
CHF LIBOR

– In 2017, the court

dismissed the CHF LIBOR action on standing

grounds and failure to state a

claim.
Plaintiffs

filed

an

amended

complaint,

and

the

court

granted

a

renewed

motion

to

dismiss

in

2019.

Plaintiffs
appealed. In

2021, the

Second Circuit

granted the

parties’ joint

motion to

vacate the

dismissal and

remand the

case
for further

proceedings. Plaintiffs

filed a

third amended

complaint in

November 2022

and defendants

moved to
dismiss the amended complaint in January

2023.
EURIBOR

–

In

2017,

the

court

in

the

EURIBOR

lawsuit

dismissed

the

case

as

to

UBS

and

certain

other

foreign
defendants for lack of personal jurisdiction.

Plaintiffs have appealed.

GBP LIBOR

– The court dismissed the GBP LIBOR action

in 2019. Plaintiffs have appealed.
Government bonds:

Putative class actions

have been filed

since 2015 in

US federal courts

against UBS and

other
banks

on

behalf

of

persons

who

participated

in

markets

for

US

Treasury

securities

since

2007.

A

consolidated
complaint was filed in 2017 in the US District Court

for the Southern District of New York alleging that the banks colluded with

respect to,

and manipulated

prices of,

US Treasury

securities sold

at auction

and in

the secondary
market and

asserting claims under

the antitrust

laws and

for unjust

enrichment. Defendants’ motions

to dismiss
the consolidated complaint

were granted in 2021.

Plaintiffs filed an amended

complaint, which defendants

moved
to dismiss later in 2021. In March 2022, the court granted

defendants’ motion to dismiss that complaint. Plaintiffs
have

appealed the

dismissal. Similar

class

actions have

been

filed concerning

European government

bonds and
other government bonds.
In

2021,

the

European Commission

issued

a

decision finding

that

UBS

and

six

other

banks

breached European
Union antitrust rules in 2007–2011

relating to European government

bonds. The European Commission

fined UBS
EUR 172m. UBS is appealing the amount of the

fine.
With respect

to additional

matters and

jurisdictions not

encompassed by

the settlements

and orders

referred to
above,

our

balance

sheet

at

30 September

2023

reflected

a

provision

in

an

amount

that

UBS

believes

to

be
appropriate under

the applicable

accounting standard.

As in

the case

of other

matters for

which we

have established
provisions, the future outflow

of resources in respect

of such matters

cannot be determined with

certainty based
on currently available information and

accordingly may ultimately prove to

be substantially greater (or may be

less)
than the provision that we have recognized.
5. Swiss retrocessions
The Federal Supreme Court of Switzerland ruled in 2012, in

a test case against UBS, that distribution fees paid

to
a firm for distributing third-party and

intra-group investment funds and structured

products must be disclosed and
surrendered to

clients

who have

entered

into

a

discretionary mandate

agreement with

the

firm,

absent

a

valid
waiver. FINMA issued

a supervisory note

to all Swiss

banks in response

to the Supreme

Court decision.

UBS has met
the FINMA requirements and has notified

all potentially affected clients.
The Supreme

Court decision

has resulted, and

continues to

result, in a

number of

client requests

for UBS to

disclose
and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken
into account

when assessing

these cases

include, among

other things,

the existence

of a discretionary

mandate and
whether or not the client documentation contained

a valid waiver with respect to distribution

fees.
Our balance sheet at

30 September 2023 reflected a provision

with respect to matters

described in this item

5 in
an amount that UBS

believes to be

appropriate under the applicable accounting standard.

The ultimate exposure
will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other

matters for which we have

established provisions, the

future outflow of resources

in respect of
such matters

cannot be

determined with certainty

based on

currently available information

and accordingly may
ultimately prove to be substantially greater (or

may be less) than the provision that we

have recognized.

UBS AG third quarter 2023 report |
Appendix

Appendix
Alternative performance measures
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards or in

other applicable regulations. A

number of APMs

are reported in

the discussion of

the
financial and operating performance of

the external reports (annual, quarterly

and other reports). APMs

are used
to provide

a more

complete

picture of

operating

performance and

to reflect

management’s

view of

the fundamental
drivers

of

the

business

results. A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information
content are presented in alphabetical order

in the table below. These APMs may

qualify as non-GAAP measures as
defined by US Securities and Exchange Commission

(SEC) regulations.
APM label
Calculation

Information content
Active Digital Banking clients in
Corporate & Institutional Clients (%)
– Personal & Corporate Banking
Calculated as the average number of active

clients for
each month in the relevant period divided by the
average number of total clients. “Clients” refers

to
the number of unique business relationships or legal
entities operated by Corporate & Institutional

Clients,
excluding clients that do not have an account,

mono-
product clients and clients that have defaulted on
loans or credit facilities. At the end of each month,
any client that has logged on at least once in

that
month is determined to be “active” (a log-in

time
stamp is allocated to all business relationship numbers
or per legal entity in a digital banking contract).
This measure provides information about the
proportion of active Digital Banking clients in the total
number of UBS clients (within the aforementioned
meaning) which are serviced by Corporate &
Institutional Clients.
Active Digital Banking clients in
Personal Banking (%)
– Personal & Corporate Banking
Calculated as the average number of active

clients for
each month in the relevant period divided by the
average number of total clients. “Clients” refers

to
the number of unique business relationships operated
by Personal Banking, excluding persons

under the age
of 15, clients who do not have a private account,
clients domiciled outside Switzerland and clients

who
have defaulted on loans or credit facilities. At the

end
of each month, any client that has logged on

at least
once in that month is determined to be “active”

(a
log-in time stamp is allocated to all business
relationship numbers in a digital banking contract).
This measure provides information about the
proportion of active Digital Banking clients in the total
number of UBS clients (within the aforementioned
meaning) who are serviced by Personal Banking.
Active Mobile Banking clients in
Personal Banking (%)
– Personal & Corporate Banking
Calculated as the average number of active

clients for
each month in the relevant period divided by the
average number of total clients. “Clients” refers

to
the number of unique business relationships operated
by Personal Banking, excluding persons

under the age
of 15, clients who do not have a private account,
clients domiciled outside Switzerland and clients

who
have defaulted on loans or credit facilities. At the

end
of each month, any client that has logged on

via the
mobile app at least once in that month is determined
to be “active” (a log-in time stamp is allocated

to all
business relationship numbers in a digital banking
contract).
This measure provides information about the
proportion of active Mobile Banking clients in the
total number of UBS clients (within the
aforementioned meaning) who are serviced by
Personal Banking.
Cost / income ratio (%)
Calculated as operating expenses divided by

total
revenues.
This measure provides information about the
efficiency of the business by comparing operating
expenses with gross income.
Fee and trading income for Corporate

&
Institutional Clients (USD and CHF)
– Personal & Corporate Banking
Calculated as the total of recurring net fee and
transaction-based income for Corporate &
Institutional Clients.
This measure provides information about the amount
of fee and trading income for Corporate

&
Institutional Clients.

UBS AG third quarter 2023 report |
Appendix

APM label
Calculation

Information content
Fee-pool-comparable revenues (USD)
– the Investment Bank
Calculated as the total of revenues from: merger-and-
acquisition-related transactions; Equity Capital
Markets,

excluding derivatives; Leveraged Capital
Markets, excluding the impact of mark-to-market
movements on loan portfolios; and Debt

Capital
Markets, excluding revenues related to debt
underwriting of UBS instruments.
This measure provides information about the amount
of revenues in the Investment Bank that are
comparable with the relevant global fee pools.
Gross margin on invested assets (bps)
– Asset Management
Calculated as total revenues (annualized as applicable)
divided by average invested assets.
This measure provides information about the total
revenues of the business in relation to invested assets.
Impaired loan portfolio as a percentage
of total loan portfolio, gross (%)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as impaired loan portfolio divided by

total
gross loan portfolio.
This measure provides information about the
proportion of impaired loan portfolio in the total gross
loan portfolio.
Integration-related expenses (USD)
Generally include costs of internal staff

and
contractors substantially dedicated to integration
activities, retention awards, redundancy costs,
incremental expenses from the shortening of useful
lives of property, equipment and software, and
impairment charges relating to these assets.
Classification as integration-related expenses does

not
affect the timing of recognition and measurement of
those expenses or the presentation thereof in the
income statement. Integration-related expenses
incurred by Credit Suisse also included expenses
associated with restructuring programs that existed
prior to the acquisition.
This measure provides information about expenses
that are temporary, incremental and directly related to
the integration of Credit Suisse into UBS.
Invested assets (USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management
Calculated as the sum of managed fund

assets,
managed institutional assets, discretionary and
advisory wealth management portfolios, fiduciary
deposits, time deposits, savings accounts,

and wealth
management securities or brokerage accounts.
This measure provides information about the volume
of client assets managed by or deposited with

UBS for
investment purposes.
Investment products for Personal
Banking (USD and CHF)
– Personal & Corporate Banking
Calculated as the sum of investment funds

(including
UBS Vitainvest third-pillar pension funds, as

well as
money market funds), mandates and third-party life
insurance operated in Personal Banking.
This measure provides information about the volume
of investment funds (including UBS Vitainvest

third-
pillar pension funds, as well as money

market funds),
mandates and third-party life insurance operated in
Personal Banking.
Net interest margin (bps)
– Personal & Corporate Banking
Calculated as net interest income (annualized

as
applicable) divided by average loans.
This measure provides information about the
profitability of the business by calculating the
difference between the price charged for lending and
the cost of funding, relative to loan value.
Net new investment products for
Personal Banking (USD and CHF)
– Personal & Corporate Banking
Calculated as the net amount of inflows and

outflows
of investment products during a specific period.
This measure provides information about the
development of investment products during a specific
period as a result of net new investment product
flows.
Net new money (USD)
– Global Wealth Management,
Asset Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period. Excluded from the calculation
are movements due to market performance, foreign
exchange translation, dividends, interest and fees,

as
well as the effects on invested assets of strategic
decisions by UBS to exit markets

or services. Net new
money is not measured for Personal & Corporate
Banking.
This measure provides information about the
development of invested assets during a

specific
period as a result of net new money flows.
Net new money growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized as applicable)
divided by total invested assets at the beginning

of
the period.

This measure provides information about the growth
of invested assets during a specific period as

a result
of net new money flows.
Net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.
This measure provides information about profit
growth since the comparison period.
Operating expenses (underlying)
(USD)
Calculated by adjusting operating expenses

as
reported in accordance with International Financial
Reporting Standards (IFRS) for items that
management believes are not representative of the
underlying performance of the businesses.
›
Refer to the “Group performance” section of the
UBS Group third quarter 2023 report for more
information
This measure provides information about the amount
of operating expenses, while excluding items

that
management believes are not representative of the
underlying performance of the businesses.

UBS AG third quarter 2023 report |
Appendix

APM label
Calculation

Information content
Operating profit / (loss) before tax
(underlying) (USD)
Calculated by adjusting operating profit / (loss) before
tax as reported in accordance with International
Financial Reporting Standards (IFRS) for items that
management believes are not representative of the
underlying performance of the businesses.
›
Refer to the “Group performance” section of the
UBS Group third quarter 2023 report for more
information
This measure provides information about the amount
of operating profit / (loss) before tax, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Pre-tax profit growth (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period.
This measure provides information about pre-tax
profit growth since the comparison period.
Recurring net fee income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of fees for services provided

on
an ongoing basis, such as portfolio management

fees,
asset-based investment fund fees and custody

fees,
which are generated on client assets, and
administrative fees for accounts.
This measure provides information about the amount
of recurring net fee income.
Return on attributed equity
1

(%)
Calculated as annualized business division

operating
profit before tax divided by average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity.
Return on common equity tier 1
capital
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average common equity

tier 1
capital.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital.
Return on equity
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders.
This measure provides information about the
profitability of the business in relation to equity.
Return on leverage ratio denominator,
gross
1

(%)
Calculated as annualized total revenues divided by
average leverage ratio denominator.
This measure provides information about the revenues
of the business in relation to the leverage ratio
denominator.
Return on tangible equity
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders less average goodwill and intangible
assets.
This measure provides information about the
profitability of the business in relation to tangible
equity.
Tangible book value per share
(USD)
Calculated as equity attributable to shareholders less
goodwill and intangible assets divided by the

number
of shares outstanding.
This measure provides information about tangible net
assets on a per-share basis.
Total book value per share
(USD)
Calculated as equity attributable to shareholders
divided by the number of shares outstanding.
This measure provides information about net assets
on a per-share basis.
Total revenues (underlying)
(USD)
Calculated by adjusting total revenues as reported in
accordance with International Financial Reporting
Standards (IFRS) for items that management believes
are not representative of the underlying performance
of the businesses.
›
Refer to the “Group performance” section of the
UBS Group third quarter 2023 report for more
information
This measure provides information about the amount
of total revenues, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Transaction-based income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of the non-recurring portion

of
net fee and commission income, mainly composed

of
brokerage and transaction-based investment fund
fees, and credit card fees, as well as fees for payment
and foreign-exchange transactions, together with
other net income from financial instruments
measured at fair value through profit or loss.
This measure provides information about the amount
of the non-recurring portion of net fee and
commission income, together with other net

income
from financial instruments measured at fair value
through profit or loss.
Underlying cost / income ratio (%)
Calculated as underlying operating expenses

(as
defined above) divided by underlying total

revenues
(as defined above).

This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues, while excluding items
that management believes are not representative of
the underlying performance of the businesses.

UBS AG third quarter 2023 report |
Appendix

APM label
Calculation

Information content
Underlying net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.

Net profit
attributable to shareholders from continuing
operations excludes items that management

believes
are not representative of the underlying performance
of the businesses and also excludes related tax
impact.
This measure provides information about profit
growth since the comparison period,

while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Underlying return on common equity
tier 1 capital
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average common equity

tier 1
capital. Net profit attributable to shareholders
excludes items that management believes

are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital,

while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on tangible equity
1
(%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders less average goodwill and intangible
assets.

Net profit attributable to shareholders excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to tangible
equity, while excluding items that management
believes are not representative of the underlying
performance of the businesses.
1
Profit or loss information for the third quarter of

2023 includes three months of information for UBS and

three months of information for Credit Suisse and,

for the purpose of the calculation of return measures,

has
been annualized multiplying such by four. Profit or loss information for the second quarter of 2023 includes three months of information for UBS and one month (June 2023) of information for Credit Suisse and, for the purpose of the calculation of return

measures, has been annualized

multiplying such by four.

Profit or loss information for

the first nine months of 2023

includes nine months of information

for UBS and four months
(June–September 2023) of

information for Credit

Suisse and, for

the purpose of

the calculation of

return measures,

has been annualized

by dividing such

by three and

then multiplying by

four for the

year-to-date
measure.
This is a general list of the APMs used in our

financial reporting. Not all of the APMs

listed above may appear in
this particular report.

UBS AG third quarter 2023 report |
Appendix

Abbreviations frequently used in our financial reports
A
ABS

asset-backed securities
AG

Aktiengesellschaft
AGM

Annual General Meeting of
shareholders
A-IRB

advanced internal ratings-
based
AIV

alternative investment
vehicle
ALCO

Asset and Liability
Committee
AMA

advanced measurement
approach
AML

anti-money laundering
AoA

Articles of Association
APM

alternative performance
measure
ARR

alternative reference rate
ARS

auction rate securities
ASF

available stable funding
AT1

additional tier 1
AuM

assets under management
B
BCBS

Basel Committee on
Banking Supervision
BIS

Bank for International
Settlements
BoD

Board of Directors
C
CAO

Capital Adequacy
Ordinance
CCAR

Comprehensive Capital
Analysis and Review
CCF

credit conversion factor
CCP

central counterparty
CCR

counterparty credit risk
CCRC

Corporate Culture and
Responsibility Committee
CDS

credit default swap
CEA

Commodity Exchange Act
CEO

Chief Executive Officer
CET1

common equity tier 1
CFO

Chief Financial Officer
CGU

cash-generating unit
CHF

Swiss franc
CIO

Chief Investment Office
C&ORC

Compliance & Operational
Risk Control
CRM

credit risk mitigation (credit
risk) or comprehensive risk
measure (market risk)
CST

combined stress test
CUSIP

Committee on Uniform
Security Identification
Procedures
CVA

credit valuation adjustment
D
DBO

defined benefit obligation
DCCP

Deferred Contingent
Capital Plan

DE&I

diversity, equity and
inclusion
DFAST

Dodd–Frank Act Stress Test
DM

discount margin
DOJ

US Department of Justice
DTA

deferred tax asset
DVA

debit valuation adjustment
E
EAD

exposure at default
EB

Executive Board
EC

European Commission
ECB

European Central Bank
ECL

expected credit loss
EGM

Extraordinary General
Meeting of shareholders
EIR

effective interest rate
EL

expected loss
EMEA

Europe, Middle East and
Africa
EOP

Equity Ownership Plan
EPS

earnings per share
ESG

environmental, social and
governance
ESR

environmental and social
risk
ETD

exchange-traded derivatives
ETF

exchange-traded fund
EU

European Union
EUR

euro
EURIBOR

Euro Interbank Offered Rate
EVE

economic value of equity
EY

Ernst & Young Ltd
F
FA

financial advisor
FCA

UK Financial Conduct
Authority
FDIC

Federal Deposit Insurance
Corporation
FINMA

Swiss Financial Market
Supervisory Authority
FMIA

Swiss Financial Market
Infrastructure Act
FSB

Financial Stability Board
FTA

Swiss Federal Tax
Administration
FVA

funding valuation
adjustment
FVOCI

fair value through other
comprehensive income
FVTPL

fair value through profit or
loss
FX

foreign exchange
G
GAAP

generally accepted
accounting principles
GBP

pound sterling
GCRG

Group Compliance,
Regulatory & Governance
GDP

gross domestic product
GEB

Group Executive Board
GHG

greenhouse gas
GIA

Group Internal Audit
GRI

Global Reporting Initiative
G-SIB

global systemically
important bank
H
HQLA high-quality liquid assets
I
IAS

International Accounting
Standards
IASB

International Accounting
Standards Board
IBOR

interbank offered rate
IFRIC

International Financial
Reporting Interpretations
Committee
IFRS

International Financial
Reporting Standards
IRB

internal ratings-based
IRRBB

interest rate risk in the
banking book
ISDA

International Swaps and
Derivatives Association
ISIN

International Securities
Identification Number

UBS AG third quarter 2023 report |
Appendix

Abbreviations frequently used in our financial reports (continued)
K
KRT

Key Risk Taker
L
LAS

liquidity-adjusted stress
LCR

liquidity coverage ratio
LGD

loss given default
LIBOR

London Interbank Offered
Rate
LLC

limited liability company
LoD

lines of defense
LRD

leverage ratio denominator
LTIP

Long-Term

Incentive Plan
LTV

loan-to-value
M
M&A

mergers and acquisitions
MRT

Material Risk Taker
N
NII

net interest income
NSFR

net stable funding ratio
NYSE

New York Stock Exchange
O
OCA

own credit adjustment
OCI

other comprehensive
income
OECD

Organisation for Economic
Co-operation and
Development
OTC

over-the-counter
P
PCI

purchased credit impaired
PD

probability of default
PIT

point in time
PPA

purchase price allocation
P&L

profit or loss
Q
QCCP

Qualifying central
counterparty
R
RBC

risk-based capital
RbM

risk-based monitoring
REIT

real estate investment trust
RMBS

residential mortgage-
backed securities
RniV

risks not in VaR
RoCET1

return on CET1 capital
RoU

right-of-use
rTSR

relative total shareholder
return
RWA

risk-weighted assets
S
SA

standardized approach or
société anonyme
SA-CCR

standardized approach for
counterparty credit risk
SAR

Special Administrative
Region of the People’s
Republic of China
SDG

Sustainable Development
Goal
SEC

US Securities and Exchange
Commission
SFT

securities financing
transaction
SI

sustainable investing or
sustainable investment
SIBOR

Singapore Interbank
Offered Rate
SICR

significant increase in credit
risk
SIX

SIX Swiss Exchange
SME

small and medium-sized
entities
SMF

Senior Management
Function
SNB

Swiss National Bank
SOR

Singapore Swap Offer Rate
SPPI

solely payments of principal
and interest
SRB

systemically relevant bank
SRM

specific risk measure
SVaR

stressed value-at-risk
T
TBTF

too big to fail
TCFD

Task

Force on Climate-
related Financial Disclosures
TIBOR

Tokyo

Interbank Offered
Rate
TLAC

total loss-absorbing capacity
TTC

through the cycle
U
USD

US dollar
V
VaR

value-at-risk
VAT value added tax
This is a

general list of

the abbreviations

frequently used

in our financial

reporting. Not

all of the

listed abbreviations
may appear in this particular report.

UBS AG third quarter 2023 report |
Appendix

Information sources

Reporting publications
Annual publications
Annual

Report
:

Published

in

English,

this

single-volume report

provides descriptions

of:

the

Group

strategy and
performance; the

strategy and

performance of

the business

divisions and

Group Items;

risk, treasury

and capital
management;

corporate

governance,

corporate

responsibility

and

the

compensation

framework,

including
information about compensation

for the Board

of Directors and

the Group Executive

Board members; and

financial
information, including the financial statements.

“Auszug aus

dem Geschäftsbericht
”: This

publication provides

a German

translation of

selected sections

of

the
Annual Report.

Compensation

Report
:

This

report

discusses

the

compensation

framework

and

provides

information

about
compensation for

the Board

of Directors

and the

Group Executive

Board members.

It is

available in

English and
German (
“Vergütungsbericht
”) and represents a component of the Annual

Report.
Sustainability Report
: Published

in English,

the Sustainability Report

provides disclosures on

environmental, social
and governance topics related to the UBS Group.
Diversity, Equity and Inclusion

Report
: This report details

UBS’s diversity, equity

and inclusion priority areas

of focus,
strategic goals and approach to achieving them.
Quarterly publications

Quarterly financial report
: This report provides an

update on performance and strategy (where

applicable) for the
respective quarter. It is available in English.
The annual

and quarterly

publications

are available

in .pdf

and online

formats

at
ubs.com/investors
, under

“Financial
information.” Starting

with the

Annual Report

2022, printed

copies,

in any

language, of

the aforementioned

annual
publications are no longer provided.

Other information
Website
The “Investor

Relations” website

at
ubs.com/investors

provides the

following information

about UBS:

results-related
news

releases;

financial

information,

including

results-related

filings

with

the

US

Securities

and

Exchange
Commission (the SEC);

information for shareholders,

including UBS share price

charts, as well as

data and dividend
information, and

for bondholders;

the corporate

calendar; and

presentations by

management for

investors and
financial analysts. Information is available

online in English, with some information

also available in German.
Results presentations
Quarterly

results

presentations

are

webcast

live.

Recordings

of

most

presentations

can

be

downloaded

from
ubs.com/presentations
.
Messaging service
Email

alerts

to

news

about

UBS

can

be

subscribed

for

under

“UBS

News

Alert”

at
ubs.com/global/en/investor-
relations/contact/investor-services.html
. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.
Form 20-F and other submissions to the US

Securities and Exchange Commission
UBS files periodic

reports with

and submits

other information

to the

SEC. Principal

among these

filings is the

annual
report on Form 20-F,

filed pursuant to

the US Securities

Exchange Act of 1934.

The filing of

Form 20-F is structured
as a

wraparound document.

Most sections

of the

filing can

be satisfied

by referring

to the

combined UBS Group

AG
and UBS AG Annual

Report. However, there is

a small amount

of additional information

in Form 20-F

that is not
presented

elsewhere

and

is

particularly

targeted

at

readers

in

the

US.

Readers

are

encouraged

to

refer

to

this
additional disclosure.

Any document

that filed

with the

SEC is

available on

the SEC’s

website:
sec.gov
. Refer

to
ubs.com/investors

for more information.

UBS AG third quarter 2023 report |
Appendix

Cautionary Statement Regarding Forward-Looking Statements |

This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for

UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives
on UBS’s

business and future

development and goals

or intentions to

achieve climate, sustainability

and other social

objectives. While these

forward-looking
statements represent

UBS’s judgments,

expectations and

objectives concerning the

matters described,

a number

of risks,

uncertainties and

other important
factors could

cause actual

developments and

results to

differ materially

from UBS’s

expectations. In

particular,

recent terrorist

activity and

escalating armed
conflict in the

middle east, as

well as the

continuing Russia–Ukraine

war, may have significant

impacts on global

markets, exacerbate

global inflationary

pressures,
and slow global

growth. In addition,

the ongoing

conflicts may

continue to cause

significant population

displacement, and

lead to shortages

of vital commodities,
including

energy shortages

and

food

insecurity outside

the areas

immediately involved

in

armed

conflict. Governmental

responses

to

the

armed conflicts,
including, with

respect to

the Russia–Ukraine

war,

coordinated successive

sets of

sanctions on

Russia and

Belarus, and

Russian and

Belarusian entities

and
nationals, and the uncertainty as to whether the ongoing conflicts will widen and intensify, may continue to have significant adverse effects on the market and macroeconomic conditions, including in

ways that cannot

be anticipated. UBS’s

acquisition of Credit

Suisse has materially

changed our outlook and

strategic
direction and introduced new operational challenges. The integration of the Credit Suisse entities into the UBS structure is expected to take between three

and
five years and presents significant

risks, including the risks that

UBS Group AG may be

unable to achieve the cost

reductions and other benefits contemplated

by
the transaction. This

creates significantly greater

uncertainty about forward-looking statements.

Other factors that

may affect our

performance and ability

to
achieve our plans,

outlook and other

objectives also include,

but are not limited

to: (i) the degree to

which UBS is

successful in the

execution of its

strategic plans,
including

its cost

reduction and

efficiency initiatives

and its

ability to

manage its

levels of

risk-weighted assets (RWA)

and leverage

ratio denominator (LRD),
liquidity coverage ratio

and other financial

resources, including changes

in RWA

assets and

liabilities arising from

higher market volatility

and the

size of the
combined bank; (ii) the degree to which UBS is successful

in implementing changes to its businesses to

meet changing market, regulatory and other conditions,
including as a

result of the

acquisition

of Credit Suisse;

(iii) increased inflation

and interest rate

volatility in

major markets;

(iv) developments in

the macroeconomic
climate and in

the markets

in which UBS

operates or to

which it is

exposed, including

movements in

securities prices or

liquidity, credit spreads, currency

exchange
rates, deterioration

or slow

recovery in

residential and

commercial real

estate markets,

the effects

of economic

conditions, including

increasing inflationary
pressures, market developments, increasing geopolitical

tensions, and changes to national trade

policies on the financial position or

creditworthiness of UBS’s
clients and counterparties, as well as on client sentiment and levels of activity,

including the COVID-19 pandemic and the measures taken to manage it, which have had and may also continue to have a significant adverse effect on global and regional economic activity, including disruptions to global supply chains and labor market displacements;

(v) changes in the

availability of capital

and funding, including

any adverse changes

in UBS’s credit

spreads and credit ratings

of UBS,
Credit Suisse, sovereign issuers, structured credit products or credit-related exposures, as well as availability and cost of funding to meet requirements for debt eligible for total

loss-absorbing capacity

(TLAC), in particular

in light of the

acquisition of Credit

Suisse; (vi) changes in

central bank policies

or the implementation
of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so

in the

future, more

stringent or

entity-specific capital,

TLAC, leverage

ratio, net

stable funding

ratio, liquidity

and funding

requirements, heightened
operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers

of capital

and liquidity

and sharing

of operational

costs across

the Group

or other

measures, and

the effect

these will

or would

have on

UBS’s
business activities; (vii) UBS’s ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model

of UBS in response to legal and regulatory

requirements and any additional requirements due to its

acquisition of Credit
Suisse, or other developments; (viii) UBS’s ability to maintain and improve its systems and controls for complying with sanctions in a timely manner and for the
detection and prevention of money laundering to

meet evolving regulatory requirements and expectations, in

particular in current geopolitical turmoil; (ix) the
uncertainty arising from

domestic stresses in

certain major economies;

(x) changes in

UBS’s competitive position,

including whether differences

in regulatory
capital and

other requirements

among the

major financial

centers adversely

affect UBS’s

ability to

compete in

certain lines

of business;

(xi) changes in

the standards
of conduct applicable to our businesses

that may result from new regulations or new

enforcement of existing standards, including

measures to impose new and
enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions

that regulatory authorities might

impose on UBS, due to

litigation, contractual claims

and regulatory investigations, including
the potential for disqualification

from certain businesses, potentially

large fines or monetary

penalties, or the loss

of licenses or privileges

as a result of regulatory
or other governmental

sanctions, as

well as the

effect that litigation,

regulatory and

similar matters

have on the

operational

risk component

of our RWA,

including
as a result of its acquisition of Credit

Suisse, as well as the amount of

capital available for return to shareholders;

(xiii) the effects on UBS’s business, in particular
cross-border banking, of sanctions,

tax or regulatory developments

and of possible changes

in UBS’s policies and

practices; (xiv) UBS’s ability

to retain and attract
the employees necessary to

generate revenues and to manage,

support and control its businesses,

which may be affected by competitive

factors; (xv) changes in
accounting or tax standards or

policies, and determinations or

interpretations affecting the recognition of

gain or loss, the valuation

of goodwill, the recognition
of deferred tax

assets and other matters;

(xvi) UBS’s ability to implement new

technologies and business methods, including digital

services and technologies,
and ability

to successfully

compete with

both existing

and new

financial service

providers, some

of which

may not

be regulated

to the

same extent;

(xvii) limitations
on the

effectiveness of

UBS’s internal processes

for risk

management, risk control,

measurement and

modeling, and

of financial

models generally;

(xviii) the
occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with cyberattack threats from both nation states and non-nation-state actors targeting financial institutions;

(xix) restrictions on the ability of
UBS Group AG

to make payments

or distributions, including

due to restrictions

on the ability

of its subsidiaries

to make loans

or distributions,

directly or indirectly,
or, in

the case of financial difficulties, due to

the exercise by FINMA or the regulators of

UBS’s operations in other countries of their broad statutory powers in relation to

protective measures, restructuring

and liquidation proceedings;

(xx) the degree to

which changes in

regulation, capital or

legal structure, financial
results or other factors may affect UBS’s ability to maintain its stated capital return objective;

(xxi) uncertainty over the scope of actions that may be required by
UBS, governments and others

for UBS to achieve goals

relating to climate, environmental

and social matters, as well

as the evolving nature of underlying

science
and industry and the possibility of conflict between different governmental standards and regulatory regimes; (xxii) the ability of UBS to access capital markets;
(xxiii) the ability of UBS to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war,
conflict (e.g.,

the Russia–Ukraine war),

pandemic, security breach,

cyberattack, power

loss, telecommunications failure

or other

natural or

man-made event,
including the ability to function

remotely during long-term disruptions

such as the COVID-19 (coronavirus)

pandemic; (xxiv) the level

of success in the absorption
of Credit Suisse, in the integration

of the two groups

and their businesses, and

in the execution of the

planned strategy regarding cost

reduction and divestment
of any non-core

assets, the existing assets and

liabilities currently existing in

the Credit Suisse Group,

the level of

resulting impairments and write-downs, the
effect of

the consummation

of the

integration on

the operational

results, share

price and

credit rating

of UBS

– delays,

difficulties, or

failure in

closing the
transaction may cause market disruption and challenges for UBS to maintain business, contractual and operational relationships; and (xxv) the effect that these or other factors or unanticipated events, including media reports and speculations, may have on our reputation and the additional consequences that this may have on our business and

performance. The sequence in

which the factors above are presented

is not indicative of their

likelihood of occurrence or the

potential
magnitude of their consequences.

Our business and financial

performance could be affected

by other factors identified

in our past and future

filings and reports,
including those

filed with

the US

Securities and

Exchange Commission

(the SEC).

More detailed

information about

those factors

is set

forth in

documents
furnished by UBS and

filings made by UBS with the

SEC, including the Annual Report

on Form 20-F for the year

ended 31 December 2022. UBS

is not under any
obligation to (and expressly disclaims

any obligation to) update or

alter its forward-looking statements,

whether as a result of new

information, future events, or
otherwise.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel
ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form
F-3 (Registration Number

333-263376), and into

each prospectus outstanding

under any of

the foregoing registration
statements,

(2)

any

outstanding

offering

circular

or

similar

document

issued

or

authorized

by

UBS

AG

that
incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with
the

SEC,

and

(3)

the

base

prospectus

of

Corporate

Asset

Backed

Corporation

(“CABCO”)

dated

June

23,

2004
(Registration Number 333-111572), the Form 8-K

of CABCO filed and

dated June 23, 2004

(SEC File Number 001-
13444), and the

Prospectus Supplements

relating to the

CABCO Series 2004-101

Trust dated May 10,

2004 and May
17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS AG
By:

/s/ Sergio Ermotti

_
Name:

Sergio Ermotti
Title:

President of the Executive Board
By:

/s/ Todd Tuckner

_
Name:

Todd Tuckner
Title:

Chief Financial Officer
By:

/s/ Steffen Henrich

______________
Name:

Steffen Henrich
Title:

Controller
Date:

November 7, 2023